                                                   FILE PURSUANT TO RULE 424(B)3
                                                      REGISTRATION NO. 333-91605
PROSPECTUS

                                    OFFER BY

                             NATIONAL-OILWELL, INC.

                  TO PURCHASE ALL OF THE OUTSTANDING SHARES OF

                                   HITEC ASA

     National-Oilwell, Inc., a Delaware (U.S.) corporation, is making this offer to shareholders of Hitec ASA, a Norwegian corporation, to acquire all of the outstanding shares of Hitec in exchange for cash and shares of National Oilwell common stock pursuant to the Merger Agreement dated October 10, 1999 between National Oilwell and Hitec.

     This offer expires at 12:00 midnight (Norwegian time) on February 4, 2000 unless extended by National Oilwell. Acceptances of the offer may be revoked at any time up until the expiration time. To accept the offer, a Hitec shareholder must complete and return the accompanying acceptance form and authorize First Securities ASA to deposit the Hitec shares in a separate account established for purposes of the offer.

     Each shareholder of Hitec who accepts the offer will receive for each share of Hitec:

     - NOK 3.95152 in cash

     - .2125904 share of National Oilwell common stock

     Cash will be paid in lieu of any fractional share of National Oilwell. Ten percent of the National Oilwell shares deliverable to each Hitec shareholder will be held in escrow for one year as security to protect National Oilwell against certain potential liabilities of Hitec and against any breaches of representations and warranties made by Hitec under the merger agreement.

     Hitec received a grant of tax relief from the Norwegian Royal Ministry of Finance for tax on potential gain occurring upon the exchange of Hitec shares for National Oilwell shares. Capital gain will be taxed only upon the disposal of the National Oilwell shares. The tax relief does not apply to the cash portion of the offer consideration.

     The completion of the offer is subject to satisfaction of a number of conditions, including:

     - the receipt by National Oilwell of valid and unconditional acceptances of the offer by holders of shares representing more than 90% of the outstanding shares of Hitec;

     - the approval of the acquisition of Hitec by National Oilwell by the Royal Norwegian Ministry of Industry and Trade; and

     - other customary conditions.

National Oilwell is also offering to substitute options to purchase shares of National Oilwell common stock for options to purchase shares of Hitec held by employees of Hitec.

THE BOARD OF DIRECTORS OF HITEC HAS UNANIMOUSLY RECOMMENDED THE OFFER TO SHAREHOLDERS OF HITEC, AND A GROUP OF HITEC SHAREHOLDERS HOLDING APPROXIMATELY 40% OF THE HITEC SHARES HAS AGREED TO ACCEPT THE OFFER.
                             ---------------------
PLEASE REVIEW THE SECTION OF THIS PROSPECTUS CALLED "RISK FACTORS" ON PAGE 9 FOR A DESCRIPTION OF THE RISK ASSOCIATED WITH OWNERSHIP OF NATIONAL OILWELL COMMON STOCK.
                             ---------------------
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                             ---------------------
                 The date of this Prospectus is January 4, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUMMARY..........................................    3
EXCHANGE RATE DATA..........................................    7
COMPARATIVE PER SHARE INFORMATION...........................    8
RISK FACTORS................................................    9
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS.............   12
THE OFFER...................................................   13
ADDITIONAL INFORMATION WITH RESPECT TO THE OFFER............   17
OPTIONHOLDERS...............................................   21
INTERESTS OF HITEC EXECUTIVE OFFICERS AND DIRECTORS IN THE
  OFFER.....................................................   21
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND
  INFORMATION...............................................   22
DESCRIPTION OF THE MERGER AGREEMENT.........................   24
COMPARISON OF THE RIGHTS OF THE STOCKHOLDERS OF HITEC AND
  NATIONAL-OILWELL..........................................   31
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.......   38
NATIONAL-OILWELL SELECTED FINANCIAL DATA....................   43
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATION OF NATIONAL-OILWELL..............   45
BUSINESS OF NATIONAL-OILWELL................................   52
DIRECTORS AND EXECUTIVE OFFICERS OF NATIONAL-OILWELL........   57
HITEC SELECTED FINANCIAL DATA...............................   58
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF HITEC........................   59
BUSINESS OF HITEC...........................................   64
OWNERSHIP OF HITEC..........................................   70
INFORMATION REGARDING JON GJEDEBO...........................   71
LEGAL MATTERS...............................................   72
EXPERTS.....................................................   72
WHERE YOU CAN FIND MORE INFORMATION.........................   73
INDEX TO FINANCIAL STATEMENTS...............................  F-1
APPENDIX A: MERGER AGREEMENT................................  A-1

     National Oilwell is making this offer only to shareholders of Hitec located in Norway and in the United States and other jurisdictions, if any, where the offer and sale of shares of National Oilwell pursuant to the offer would be lawful. We are not offering shares of our common stock in any jurisdiction where the offer is not permitted.
                             ---------------------

     National Oilwell has not authorized anyone to provide you with information that is different from what is contained in this Prospectus. The information in this Prospectus may not be correct at any time after its date.
                             ---------------------


     THIS PROSPECTUS INCORPORATES INFORMATION ABOUT NATIONAL OILWELL AS DESCRIBED UNDER "DIRECTORS AND EXECUTIVE OFFICERS OF NATIONAL OILWELL" ON PAGE
57. UPON REQUEST, NATIONAL OILWELL WILL PROVIDE TO YOU AT NO COST A COPY OF THE DOCUMENT WHICH IS INCORPORATED INTO THIS PROSPECTUS BY REFERENCE. YOU SHOULD DIRECT WRITTEN OR ORAL REQUESTS FOR COPIES TO GAY MATHER, DIRECTOR OF COMMUNICATIONS, NATIONAL-OILWELL, INC., 10000 RICHMOND AVE., HOUSTON, TEXAS 77042 (TELEPHONE NUMBER +1 713-346-7775). COPIES OF OUR DOCUMENTS FILED WITH THE SEC CAN ALSO BE FOUND ON OUR WEBSITE, WWW.NATOIL.COM. IN ORDER TO OBTAIN TIMELY DELIVERY, SHAREHOLDERS OF HITEC MUST REQUEST THE INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRATION TIME OF THE OFFER. THEREFORE, THE REQUEST SHOULD BE MADE NOT LATER THAN JANUARY 27, 2000.

                               PROSPECTUS SUMMARY

     This summary highlights selected information about National Oilwell, Hitec and the offer. To understand the offer fully, and for a more complete description of the legal terms of the offer, you should carefully read this entire document and the documents attached as appendices. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

NATIONAL-OILWELL, INC. (PAGE 52)

     National Oilwell is a worldwide leader in the design, manufacture and sale of machinery, equipment and downhole products used in oil and gas drilling and production, as well as in the distribution to the oil and gas industry of maintenance, repair and operating products.

     National Oilwell was incorporated in Delaware in 1995. Its principal executive offices are located at 10000 Richmond Avenue, 4th Floor, Houston Texas 77042-4200, and its telephone number is +1 713-346-7500.

HITEC ASA (PAGE 64)

     Hitec is a leading supplier of advanced systems and solutions for the oil and gas drilling industry. The product range includes advanced computer controlled drilling machinery, control systems and instrumentation, as well as complete turn key drilling facilities.

     Hitec was incorporated in 1985. Its principal offices are located at Lagerveien 8, 4069 Stavanger, Norway, and its telephone number is 47 51 81 81 81.

REASONS FOR THE OFFER (PAGE 17)

     National Oilwell believes that bringing together Hitec, a leading provider of integrated control systems, and National Oilwell, a leading provider of equipment and components for high performance drilling systems, creates the potential for development of a new generation of drilling machinery. Furthermore, Hitec's control, instrumentation and pipe handling systems will significantly enhance National Oilwell's product offering and increase the ability to develop and successfully market new products.

     Hitec's drilling business has grown over the last few years in both revenues and profitability. Several new products with a global potential have been developed. Hitec's management believes that Hitec's current limited distribution and presence internationally could have limited or slowed the potential growth within the drilling business and that a combination with National Oilwell will give Hitec access to a strong distribution network and enhance the possibility of a more profitable growth in the drilling business.

WHAT HITEC SHAREHOLDERS WILL RECEIVE UPON COMPLETION OF THE OFFER (PAGE 13)

     In the offer, you will receive .2125904 share of National Oilwell common stock and cash of NOK 3.95152 for each share of Hitec. National Oilwell will not issue fractional shares. Instead, you will receive cash for any fractional share of National Oilwell common stock owed to you.

INDEMNIFICATION AND ESCROW ACCOUNT (PAGES 14 AND 29)

     By accepting the offer, you agree to indemnify National Oilwell for certain potential liabilities relating to the drilling business and certain potential losses arising from, among other things, breach of the representations and warranties made by Hitec in the merger agreement.

     As security for the indemnification obligations, ten percent of the National Oilwell shares you receive will be placed in an escrow account for a one year period commencing on date of the completion of the offer.

MANDATORY CASH OFFER; MANDATORY REDEMPTION (PAGE 15)

     In the event that National Oilwell completes the offer, Norwegian law requires that National Oilwell make a further offer to acquire any remaining shares for cash.


     The method of determining the cash offer price is prescribed by Norwegian law, but National Oilwell and the Oslo Stock Exchange have not agreed on the effect, if any, of the fact that 10% of the shares of National Oilwell common stock deliverable to Hitec shareholders are being placed in escrow.


     If National Oilwell completes the offer and the mandatory cash offer and holds more than 90% of the outstanding shares of Hitec, National Oilwell will be entitled to redeem the shares held by Hitec shareholders who have not accepted the offer or the mandatory cash offer. In connection with such a redemption, Hitec shareholders will be entitled to have the value of their shares determined by a court.

HITECVISION AND THE NON-DRILLING BUSINESS (PAGE 16)

     Immediately prior to the completion of the offer, the non-drilling business of Hitec will be sold by Hitec to HitecVision AS, a newly formed company. HitecVision is giving to each shareholder of Hitec the right to subscribe for shares of HitecVision. Cybernetix AS, a company controlled by Jon Gjedebo, Chief Executive Officer of Hitec, will own at least 40% of the shares of HitecVision.

OPTIONHOLDERS (PAGE 21)

     In connection with the offer, National Oilwell is making an offer to the employees of the drilling business of Hitec to exchange the options they hold to purchase shares of Hitec for options to purchase shares of National Oilwell.

DETERMINATIONS OF BOARDS OF DIRECTORS (PAGE 13)

     National Oilwell. The board of directors of National Oilwell has unanimously approved the offer and the merger agreement.

     Hitec. The board of directors of Hitec has unanimously approved the offer and the merger agreement and has recommended the offer to Hitec shareholders. A group of Hitec shareholders holding approximately 40% of the outstanding shares has agreed to accept the offer.

CERTAIN TAX CONSEQUENCES (PAGE 16)

     Hitec received a grant of tax relief from the Norwegian Royal Ministry of Finance that applies to the potential gain occurring upon the exchange of Hitec shares for National Oilwell shares. See "The Offer -- Tax Treatment of the Offer under Norwegian Law" beginning on page 16 and "Additional Information with Respect to the Offer -- Certain Norwegian Income and Wealth Tax Consequences to Norwegian Shareholders" beginning on page 19.

     Additionally, the ownership and disposition of National Oilwell common stock by non-United States holders is subject to certain United States federal income tax consequences. See "Additional Information with Respect to the Offer -- Certain U.S. Federal Income Tax Consequences to Non-United States Holders" beginning on page 17.

ACCOUNTING TREATMENT (PAGE 20)

     National Oilwell intends to treat the acquisition of Hitec through the offer as a purchase for financial reporting purposes. This treatment means that the assets, liabilities and results of operations of Hitec will be included with those of National Oilwell only for periods after the offer is completed. It also means that National Oilwell will value the assets acquired and liabilities assumed of Hitec at their fair market value.

GOVERNMENTAL APPROVALS (PAGE 27)

     The receipt of certain governmental approvals is a condition to the completion of the offer. National Oilwell cannot predict whether we will obtain all required governmental approvals.

CONDITIONS TO THE COMPLETION OF THE OFFER (PAGE 27)

     National Oilwell will complete the offer only if the conditions to the completion of the offer that the parties agreed to in the merger agreement are satisfied or in some cases waived. One of the conditions to the completion of the offer is that National Oilwell receive valid and unconditional acceptances for at least 90% of the outstanding shares of Hitec. National Oilwell may choose to waive this condition and complete the offer if it receives acceptances for 66.7% of the outstanding shares of Hitec.

TERMINATION OF THE MERGER AGREEMENT (PAGE 27)

     The boards of directors of National Oilwell and Hitec can mutually agree to terminate the merger agreement and the offer at any time, and there are other circumstances in which National Oilwell and Hitec can terminate the merger agreement independently.

LISTING OF NATIONAL OILWELL COMMON STOCK AND DE-LISTING OF HITEC COMMON STOCK (PAGE 20)

     National Oilwell common stock is listed on the New York Stock Exchange. Following completion of the offer and the mandatory cash offer to Hitec shareholders, Hitec common stock will no longer be traded on the Oslo Stock Exchange or otherwise be publicly traded.

COMPARATIVE RIGHTS OF HOLDERS OF NATIONAL OILWELL COMMON STOCK AND HITEC COMMON STOCK (PAGE 31)

     National Oilwell is organized under the laws of the State of Delaware in the United States, and Hitec is a Norwegian corporation. The rights of stockholders under the Delaware General Corporation Law and rights of shareholders under Norwegian law differ in many respects. You should read "Comparison of the Rights of the Stockholders of Hitec ASA and National Oilwell" for a discussion of how your rights as a National Oilwell stockholder will differ from your rights as a Hitec shareholder.

INTERESTS OF HITEC EXECUTIVE OFFICERS AND DIRECTORS IN THE MERGER (PAGE 21)

     You should note that Jon Gjedebo, Hitec's president and chief executive officer, will become an executive officer and director of National Oilwell.

     Certain executive officers of Hitec, as well as other employees of Hitec, will be entitled to incentive and severance payments upon completion of the offer.

               SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

     We present the following summary unaudited pro forma financial information to give you a better picture of what the results of operations and financial position of the combined business of National Oilwell and Hitec may have been for the year ended December 31, 1998 and the nine months ended September 30, 1999 if the offer had been completed at the beginning of each period. We prepared the unaudited pro forma statement of operations and balance sheet information by adding or combining the historical pro forma results of each company with adjustments. The companies may have performed differently if they were actually combined. You should not rely on the unaudited pro forma information as being indicative of the historical results that we would have had or the future results we will experience after the completion of the offer. You should read the following table in conjunction with the historical consolidated financial statements of National Oilwell and Hitec beginning on page F-1 of this prospectus and the "Unaudited Pro Forma Consolidated Financial Statements" beginning on page 38 of this prospectus.

                                                               FOR THE NINE            FOR THE YEAR
                                                               MONTHS ENDED               ENDED
                                                               SEPTEMBER 30,           DECEMBER 31,
                                                                   1999                    1998
                                                              ---------------         --------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA STATEMENT OF OPERATIONS DATA:
Revenues....................................................      $600,878              $1,369,927
Net income..................................................         2,349                  74,088
Net income per share:
  Basic.....................................................      $   0.04                    1.18
                                                                  ========              ==========
  Diluted...................................................      $   0.04                    1.18
                                                                  ========              ==========
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents...................................      $ 12,138
Working capital.............................................       301,905
Total assets................................................       896,998
Long term debt, excluding current portion...................       200,078
Total stockholders' equity..................................       511,909

                               EXCHANGE RATE DATA


     The following table sets forth, for the periods indicated, certain exchange rates based on the high and low noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The rates quoted are the number of United States dollars per one NOK. On December 31, 1999, the exchange rate based on the noon buying rate in New York City for cable transfers of NOK expressed in United States dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was $.1248 per one NOK.


                                   NINE MONTHS ENDED                   YEAR ENDED
                                     SEPTEMBER 30,                    DECEMBER 31,
                                   -----------------   ------------------------------------------
                                    1999      1998      1998     1997     1996     1995     1994
                                   -------   -------   ------   ------   ------   ------   ------
Exchange Rate at end of period...  $.1292    $.1351    $.1319   $.1356   $.1569   $.1582   $.1478
Average Exchange Rate during
  period(1)......................   .1286     .1321     .1324    .1411    .1548    .1578    .1417
High Exchange Rate during
  period.........................   .1248     .1202     .1202    .1289    .1511    .1468    .1320
Low Exchange Rate during
  period.........................   .1352     .1363     .1367    .1577    .1587    .1635    .1540

---------------

(1) The average for the period was calculated by averaging the daily noon buying rates during the relevant period.

                       COMPARATIVE PER SHARE INFORMATION


     National Oilwell's common stock is listed on the New York Stock Exchange. On October 8, 1999, the last full trading day on the NYSE prior to the public announcement of the proposed offer, National Oilwell's common stock closed at $12.50 per share. On December 31, 1999, National Oilwell's common stock closed at $15.69 per share.



     Hitec's common stock is listed on the Oslo Stock Exchange. On October 8, 1999, the last full trading day on the OSE prior to the public announcement of the proposed offer, Hitec's common stock closed at NOK 24.80 per share. On December 30, 1999, Hitec's common stock closed at NOK 25.60 per share.


     We have set forth below consolidated net income (loss) and book value per share data of National Oilwell and the Hitec on an historic basis (converted to U.S. dollars in the case of Hitec using the average exchange rate for the applicable period or the exchange rate at the relevant date) for National Oilwell on a pro forma basis giving effect to the acquisition of Hitec and on a pro forma basis per Hitec equivalent share. The Hitec equivalent share pro forma data was computed by multiplying the National Oilwell pro forma combined information by .2125904, the exchange ratio in the offer.

     The net income (loss) per share is computed on the basis of weighted average shares outstanding. Fully diluted net income per share is not presented because common stock equivalents did not result in material dilution, had no dilutive effect and did not result in material dilution.

     You should read the information set forth below in conjunction with the audited and unaudited consolidated financial statements of National Oilwell and Hitec and the Unaudited Pro Forma Financial Information contained elsewhere in this Prospectus.

                                                      AT OR FOR THE NINE     AT OR FOR THE
                                                         MONTHS ENDED         YEAR ENDED
                                                      SEPTEMBER 30, 1999   DECEMBER 31, 1998
                                                      ------------------   -----------------
NATIONAL OILWELL -- HISTORICAL
Net income (loss) per share.........................        $(0.02)            $1.26
Book value per share................................          6.73              7.17
HITEC GROUP -- HISTORICAL
Net income per share................................          0.08              0.21
Book value per share................................          1.77              1.72
NATIONAL OILWELL UNAUDITED PRO FORMA COMBINED
Net income per share................................          0.04              1.18
Book value per share................................          7.71          Not computed
HITEC PER SHARE EQUIVALENT
Net income per share................................          0.01              0.25
Book value per share................................          1.64          Not computed

                                  RISK FACTORS

RISKS RELATING TO THE OFFER

  National Oilwell may not be able to integrate the operations of Hitec and realize the potential benefits of the offer.

     Integration of the operations of National Oilwell and Hitec will present significant challenges. The integration of managers from each company will result in changes affecting all employees and the operations of both companies. Differences in management approach and corporate culture may strain employee relations. The success of the merger will also depend on the ability of National Oilwell and Hitec to integrate business strategies. If National Oilwell and Hitec are not able to integrate their respective operations successfully, National Oilwell may not achieve the anticipated financial benefits of the offer.

  Hitec's obligation to pay a termination fee and expenses and acceptances of the offer by Hitec shareholders holding 40% of the outstanding common stock may deter competing proposals.

     Hitec may terminate the agreement if it receives and accepts a competing proposal which is superior to the proposed offer, but Hitec must then pay National Oilwell a termination fee of $5.0 million. Additionally, Hitec must pay to National Oilwell a termination fee of $5.0 million if the agreement is terminated and prior to termination Hitec received a competing offer that is completed prior to December 31, 2000. The obligation to pay a termination fee may deter third parties from making competing bids for Hitec.

     Certain shareholders of Hitec holding approximately 40% of the outstanding common stock of Hitec have agreed to accept the offer. These acceptances may be revoked only upon the termination of the agreement. These agreements make it more difficult for a third party to acquire Hitec and therefore may deter third parties from making a competing offer for Hitec.

  There are conflicts of interest and benefits of the merger to insiders who recommend you vote in favor of the merger.

     As discussed below under "Interests of Hitec Executive Officers and Directors in the Offer," Jon Gjedebo, Hitec's president and chief executive officer, will become an executive officer and director of National Oilwell following the completion of the offer. In addition, executive officers of Hitec will receive incentive and severance payments upon completion of the merger. All of these individuals may have interests in the offer that are different from, or in addition to, your interests as shareholders.

RISKS RELATING TO NATIONAL OILWELL

  National Oilwell Depends on the Oil and Gas Industry

     National Oilwell is very dependent upon the oil and gas industry and its willingness to explore for and produce oil and gas. The industry's willingness to explore and produce depends upon the prevailing view of future product prices. Many factors affect the supply and demand for oil and gas and therefore influence product prices, including:

     - level of production from known reserves;

     - cost of producing oil and gas;

     - level of drilling activity;

     - worldwide economic activity;

     - national government political requirements;

     - development of alternate energy sources; and

     - environmental regulation.

If there is a significant reduction in demand for drilling services, in cash flows of drilling contractors or in rig utilization rates, then demand for National Oilwell's products will drop.

  Oil and Gas Prices Are Volatile

     Oil and gas prices have been volatile over the last ten years, ranging from less than $11 per barrel to over $40 per barrel. Oil prices were low in 1998, generally ranging from $11 to $16 per barrel. In 1999 oil prices recovered to more normal historical levels but there is no assurance that oil prices will remain at these levels for any length of time. Spot gas prices have also been volatile over the last ten years, ranging from less than $1.00 per mcf of gas to above $3.00. Gas prices were moderate in 1998 generally ranging from $1.80 to $2.20 per mcf. In 1999 gas prices have experienced an upward trend but still remain volatile.

     These price changes have caused many shifts in the strategies and expenditure levels of oil and gas companies and drilling contractors, particularly with respect to decisions to purchase major capital equipment of the type that we manufacture. In the second half of 1998, lower oil prices slowed production and new drilling, particularly in areas where the per barrel cost of production is high. This slowdown quickly affected National Oilwell's distribution business and subsequently negatively impacted the products and technology segment. While oil and gas commodity prices have been higher in 1999, this may not have a positive impact on the businesses of National Oilwell. National Oilwell cannot predict future oil and gas prices or the effect prices will have on exploration and production levels.

  National Oilwell's Industry Is Highly Competitive

     The oilfield products and services industry is highly competitive. The following competitive actions can each affect the revenues and earnings of National Oilwell:

     - price changes;

     - new product and technology introductions; and

     - improvements in availability and delivery.

     National Oilwell competes with many companies. Some of these companies may possess greater financial resources than National Oilwell or offer certain products that National Oilwell does not have.

  National Oilwell Faces Potential Product Liability and Warranty Claims

     Customers use some of National Oilwell's products in potentially hazardous drilling, completion and production applications that can cause:

     - injury or loss of life;

     - damage to property, equipment or the environment; and

     - suspension of operations.

     National Oilwell has what it believes to be the amounts and types of insurance coverage which are consistent with normal industry practice. However, National Oilwell's insurance does not protect it against all liabilities. National Oilwell cannot guarantee that its insurance will be adequate to cover all liabilities National Oilwell may incur. National Oilwell also cannot assure that it will be able to maintain its insurance in the future at levels it thinks are necessary and at rates it considers reasonable. Particular types of insurance coverage may not be available in the future.

     National Oilwell may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where its equipment and services have been used. National Oilwell is currently party to legal and administrative proceedings. National Oilwell cannot predict the outcome of these proceedings, nor the effects any negative outcomes may have on it.

  Foreign and Domestic Political Developments and Governmental Regulations Can Affect National Oilwell

     Many aspects of National Oilwell's operations are affected by political developments, including restrictions on the ability to do business in various foreign jurisdictions. National Oilwell is also subject to foreign and domestic government regulations, such as regulations relating to oilfield operations, worker safety and environmental protection.

     In addition, National Oilwell depends on demand for its products and services from the oil and gas industry, and is therefore affected by any changes in laws and regulations that affect the oil and gas industry. If laws or regulations are adopted which hinder exploration for or production of oil and gas, National Oilwell's operations could suffer. National Oilwell cannot predict the extent to which its future operations may be affected by political developments, new legislation or new regulations.

  Environmental Regulations Can Affect National Oilwell

     Many foreign, federal, state, provincial and local environmental laws and regulations affect the operations of National Oilwell, as well as the operations of our customers. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws and regulations may sanction National Oilwell for damages to natural resources or threats to public health and safety. These laws can also make National Oilwell liable for the actions of others, or for our prior acts that were legal at the time.

     Violations of laws or regulations may result in any one or more of the following:

     - revocation of permits;

     - corrective action orders;

     - administrative or civil penalties; or

     - criminal prosecution.

     Certain environmental laws may subject National Oilwell to joint and several liability for spills or releases of hazardous substances. This means that National Oilwell could be forced to pay an entire judgment even in a case in which it was only partially responsible for the damage. National Oilwell could also be sued for personal injuries or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources.

  Instability of Foreign Markets Could Have a Negative Impact on the Revenues of National Oilwell

     Some of the revenues of National Oilwell depend upon customers in the Middle East, Africa, Southeast Asia, South America and other international markets. These revenues are subject to risks of instability of foreign economies and governments. National Oilwell's sales can be affected by laws and regulations limiting exports to particular countries and sometimes export laws and regulations of one jurisdiction contradict those of another.

     National Oilwell is exposed to the risks of changes in exchange rates between the U.S. dollar and foreign currencies. National Oilwell does not currently engage in or plan to engage in any significant hedging or currency trading transactions designed to compensate for adverse currency fluctuations.

  National Oilwell May Not Be Able to Successfully Manage Its Growth

     National Oilwell acquired three companies in 1997, five in 1998 and two in 1999. National Oilwell also intends to acquire additional companies in the future, whenever feasible. National Oilwell cannot predict whether suitable acquisition candidates will be available on reasonable terms. Further, National Oilwell may not have access to adequate funds to complete any desired acquisitions. Once acquired, National Oilwell cannot guarantee that it will successfully integrate the operations of the acquired companies.

     Combining organizations could interrupt the activities of some or all of the businesses of National Oilwell, and have a negative impact on operations. Recent acquisitions and recent growth in revenues have placed significant demands on National Oilwell to do the following:

     - improve the combined entity's operational, financial and management information systems;

     - develop further the management skills of National Oilwell's managers and supervisors; and

     - continue to train, motivate and effectively manage National Oilwell's employees.

If National Oilwell fails to effectively manage its growth, its results could suffer.

  National Oilwell May Incur Problems with Its Financing

     In 1998 National Oilwell issued 6 7/8% senior notes due July 1, 2005. As a result of this issuance National Oilwell has become more leveraged. As of September 30, 1999, National Oilwell had a total of $194.6 million of debt, and a total of $391.9 million of stockholders' equity. National Oilwell's leverage requires National Oilwell to use some of its cash flow from operations for payment of interest on its debt. National Oilwell's leverage may also make it more difficult to obtain additional financing in the future. Further, National Oilwell's leverage could make it more vulnerable to economic downturns and competitive pressures.

  Potential Future Sale of Shares of National Oilwell Could Affect Its Market Price

     Future sales of shares of National Oilwell by stockholders or option holders could have a negative effect on the market price of National Oilwell stock. At September 30, 1999, National Oilwell had outstanding options to purchase a total of 2,083,849 of its shares at prices ranging from $5.63 to $28.81 per share. Certain stockholders have certain rights to cause National Oilwell to file a registration statement with the SEC to allow the sale of their shares, and some also have the right to be included in any registration statements National Oilwell does file. The following is a list of the amount of shares subject to registration rights:

STOCKHOLDER                                            NUMBER OF SHARES
-----------                                            ----------------
Inverness/Phoenix LLC...............................      9,300,562
First Reserve Corporation...........................      8,370,494
Other Stockholders..................................      3,134,510

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus contains, or has incorporated by reference, forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate," and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including changes in oil and gas prices, customer demand for our products and worldwide economic activity. You should also consider carefully the statements under "Risk Factors" which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. We disclaim any obligation or intent to update any such factors or forward-looking statement to reflect future events or developments.

                                   THE OFFER

RECOMMENDATIONS AND ACCEPTANCES

     The respective boards of directors of each of National Oilwell and Hitec have determined that it is in the best interests of their respective stockholders to combine the businesses of National Oilwell and Hitec. The respective boards also have determined that an offer by National Oilwell to purchase your shares of Hitec common stock is an effective method to accomplish this goal. The board of directors of Hitec has unanimously recommended to you that you accept the offer. Additionally, a group of Hitec shareholders holding approximately 40% of the outstanding shares of Hitec has agreed to accept the offer. This group includes Jon Gjedebo, the President and Chief Executive Officer of Hitec, Mosvold Farsund AS, a shareholder of Hitec, Svennevik Invest AS, a shareholder of Hitec, Ole Saetre, a Vice President of Hitec and Folke Hermansen, a director of Hitec.

     On November 29, 1999, the Board of Directors of Hitec made the following recommendation to the Hitec shareholders:

          To the shareholders of Hitec ASA (Hitec)

          Hitec has entered into a Merger Agreement with NOI in which NOI has undertaken to make an offer for all outstanding shares in Hitec. As part of the agreement all Hitec's non-drilling businesses, assets and liabilities will be sold to HitecVision. Hitec's shareholders will be invited to participate in HitecVision's business on a pro rata basis through an issuance of shares in HitecVision directed to them.

          NOI has agreed to offer 0,2125904 NOI-shares together with NOK 3,95152 per Hitec share. Hitec's shareholders will receive a prospectus from NOI regarding the offer, the agreement and the NOI shares offered, as well as a prospectus from HitecVision and Hitec regarding the invitation to continue as shareholders in the non-drilling business.

          A combination of Hitec's drilling business with NOI gives Hitec access to a strong international presence and distribution network. In the Board's opinion such access will enable Hitec to penetrate the market with its technological products much more effectively than Hitec could have done on its own. The Agreement with NOI also creates a long-term owner for Hitec's non-drilling business.

          The Merger Agreement has taken into consideration the interest of the employees of the Hitec Group. In the Board's opinion both the employees of the drilling business and the non-drilling business will benefit from the Agreement.

          President and Director Jon Gjedebo, Mosvold Farsund (represented on the Board by Director Geir Larsen), all other Directors who own shares in Hitec directly or indirectly as well as Executive Vice President Ola Saetre have agreed to accept the offer from NOI.

          The Board recommends the shareholders of Hitec to accept the offer from NOI.

          Stavanger, November 29, 1999

          The Board of Hitec ASA

CONSIDERATION TO BE RECEIVED IN THE OFFER

     National Oilwell is making an offer to the Hitec shareholders to acquire all of the outstanding shares of Hitec in exchange for National Oilwell common stock and certain cash consideration. The offer is subject to the conditions described herein. If you accept the offer, and National Oilwell completes the offer, you will receive for each shares of Hitec:

     - .2125904 share of National Oilwell common stock; and

     - NOK 3.95152 in cash.

     If you choose to accept the offer, you must accept the offer with respect to ALL, and not a portion, of your shares of Hitec common stock. If you accept the offer, you will receive payment for your shares of Hitec common stock upon completion of the offer, which will occur promptly after all conditions to completion of the offer have been satisfied or waived. In the event you would be entitled to receive a fractional share of National Oilwell, you will instead receive a cash payment for that fractional share. The cash payment for any fractional share will be based on the average of the closing prices of the National Oilwell common stock on the New York Stock Exchange for the last ten
(10) trading days ending on the second trading day prior to the offer expiration date.

ACCEPTANCE OF THE OFFER

     With this prospectus, we are delivering to you an acceptance form. To accept the offer, you must sign and return the acceptance form to First Securities ASA. The acceptance form authorizes First Securities ASA to transfer your shares of Hitec to a special account established for the offer. Upon completion of the offer, First Securities ASA will deliver your Hitec shares to National Oilwell and will deliver your shares of National Oilwell and cash to you or as you may direct. If the offer is not completed and the merger agreement is terminated, your Hitec shares will be returned to you by First Securities ASA.

ESCROW ACCOUNT

     If you accept the offer, 10% of your shares will be subject to certain obligations to indemnify National Oilwell with respect to:

     - certain liabilities relating to the drilling business of Hitec; and

     - certain losses arising out of, among other things, any breach of the representations and warranties made by Hitec in the merger agreement.

As security for the indemnification obligations, ten percent (10%) of the National Oilwell shares deliverable to you will be placed in an escrow account for a period of one year from the completion of the offer. At the expiration of the escrow period, after subtracting amounts paid to satisfy any liabilities and losses, your portion of the escrow account will be returned to you. For more information regarding indemnification obligations and the escrow account, see "Description of the Merger Agreement -- Indemnification and Escrow Account."

OFFER EXPIRATION DATE


     The offer will expire at 12:00 midnight Norway time on February 4, 2000 unless the expiration date is extended by National Oilwell. A public announcement of any extension will be made by National Oilwell and Hitec.

REVOCATION OF ACCEPTANCES

     You may withdraw your acceptance of the offer at any time up to the expiration time by notifying First Securities ASA in writing at the address set forth below:

        First Securities ASA
        Stranden 3
        P.O. Box 1441 Vika
        0112 Oslo, Norway
        Fax No.: 47 23 23 80 01

     Notice must actually be received by First Securities by the expiration time in order to be effective.


     After the expiration time, you will be unable to withdraw your acceptance. If the offer is not completed by March 4, 2000 (60 days from the date of the commencement of the offer), however, you will again have the right to withdraw your acceptance of the offer.


COMPLETION OF THE OFFER

     Completion of the offer will occur after all conditions have been satisfied or waived. The conditions include receipt of approvals from the Norwegian Royal Ministry of Industry and Trade. National Oilwell and Hitec will make the necessary filings with the Ministry as soon as sufficient acceptances have been received to satisfy the Ministry that the transaction is likely to be completed (but not later than the expiration date of the offer). The Ministry has up to 30 days to consider the matters. National Oilwell and Hitec currently expect that completion will occur promptly after the expiration of this period.

CONDITIONS TO COMPLETION OF THE OFFER

     National Oilwell will not accept the shares of Hitec, and the offer will not be completed until certain conditions are satisfied. Conditions which remain to be satisfied include, but are not limited to:

     - the receipt by National Oilwell of valid and unconditional acceptances of at least 90% of the outstanding shares of Hitec; provided that National Oilwell may waive this condition if it receives valid and unconditional acceptances of at least 66.7% of the outstanding shares of Hitec; and

     - approvals from the Royal Norwegian Ministry of Trade, as described above.

You can find more information about the conditions to the completion of the offer under "Summary of the Agreement -- Conditions to Obligations of National Oilwell and Hitec to Complete the Offer."

MANDATORY OFFER; MANDATORY REDEMPTION

     In the event that National Oilwell completes the offer, Norwegian law requires that National Oilwell make a further mandatory offer to acquire any remaining shares of Hitec for cash within thirty (30) days of the completion of the offer. National Oilwell will not be required to make this mandatory cash offer unless it receives valid and unconditional acceptances of more than 90% of the outstanding shares of Hitec or it chooses to waive this condition and complete the offer if it receives acceptances for 66.7% of the outstanding shares of Hitec. Pursuant to Norwegian law, the mandatory cash offer price shall be:

     - at least as high as the highest price paid by National Oilwell for Hitec shares; or

     - if it is clear that the market price is higher than such price paid by National Oilwell, the market price.


     National Oilwell and the Oslo Stock Exchange have not agreed on the effect, if any, of the fact that 10% of the shares of National Oilwell common stock deliverable to accepting Hitec shareholders will be deposited into escrow. Upon completion of the offer (and the mandatory cash offer), if National Oilwell holds more than 90% of the outstanding shares of Hitec, National Oilwell may conduct a compulsory redemption of any remaining minority shareholders. Norwegian law requires that National Oilwell offer the minority shareholders a redemption price for their Hitec shares, which normally will be equal to the mandatory offer price. National Oilwell must deposit this amount in a bank licensed to operate in Norway.

Additionally, National Oilwell must notify all minority shareholders of the compulsory redemption and the redemption price to be offered, and publish this information in a national newspaper in Norway. The minority shareholders who do not accept the redemption price must notify National Oilwell within two months after the publication of the advertisement that they do not accept the compulsory offer and will request a valuation of the redemption price by a Norwegian court.

     In the event any minority shareholder makes a request for a valuation, the Norwegian court will determine a value for the shares at the redemption date. The court could set the value at an amount either greater than, less than or equal to the mandatory offer price. The court will normally award interest to the minority shareholders on their claims from the redemption date until the case is settled and payment is made.

HITECVISION AND THE NON-DRILLING BUSINESS


     Hitec's non-drilling business consists of activities of some subsidiaries of Hitec and minority shareholdings in Roxar ASA and Navis ASA. This business does not relate closely to the business of National Oilwell. Therefore, Cybernetix AS, a company controlled by Jon Gjedebo, chief executive officer of Hitec, formed HitecVision AS. Pursuant to an Asset Purchase Agreement dated October 10, 1999 between Hitec and HitecVision, Hitec has agreed to sell the non-drilling business to HitecVision for a cash consideration of NOK 148.7 million. The sale of the non-drilling business will occur immediately prior to the completion of the offer, and you will have the opportunity to participate in the non-drilling business as described below.


     HitecVision is offering to the Hitec shareholders the right to subscribe to one share in HitecVision for each share of Hitec you own for a cash consideration of NOK 3.95152 per share. If you accept the HitecVision offer, you may use the cash consideration received from National Oilwell upon completion of the offer to pay for your subscription of shares in HitecVision. More information about the HitecVision offer is contained in the offer document of HitecVision that is being mailed to shareholders of Hitec along with this prospectus. National Oilwell did not play any part in the preparation of such offer document, and it is the sole responsibility of HitecVision.

     Jon Gjedebo, Ole Saetre, an officer of Hitec and Mosvold Farsund AS, a shareholder of Hitec, have agreed through Cybernetix to commit their share of the cash payable by National Oilwell for their Hitec shares, i.e. NOK 59.3 million, as equity in HitecVision. Furthermore, Cybernetix AS has agreed to guarantee for NOK 89.4 million in an issuance of further shares in Hitec Vision. These commitments will together secure a total equity of NOK 148.7 million in HitecVision. Jon Gjedebo owns 27.75%, Mosvold Farsund AS owns 9.93%, and Ola Saetre owns 2.44% of the shares in Hitec. Accordingly Cybernetix will at a minimum own 40% of HitecVision.

     Depending on what interest Hitec's other shareholders have in HitecVision, as evidenced by their subscription of HitecVision shares, Cybernetix may own in excess of 40% of Hitec Vision.

TAX TREATMENT OF THE OFFER UNDER NORWEGIAN LAW


     Hitec received a grant of tax relief from the Norwegian Royal Ministry of Finance for tax on potential gain occurring upon the exchange of Hitec shares for National Oilwell shares. Under the grant, the tax cost for the National Oilwell shares received by Hitec shareholders will equal the tax cost of the Hitec shares sold in the offer. Capital gain will be taxed only upon the disposal of the National Oilwell shares, without any deduction for foreign taxes. The grant of tax relief does not apply to the cash portion of the offer. Accordingly, the cash portion of the offer will be subject to capital gains taxation. Hitec shareholders will therefore have to pay tax on all or part of the cash portion of the offer. The size of the capital gains will depend on the cost price of each individual shareholder. What portion of the taxable capital gain will be allocated to the cash part of the offer has not yet been clearly established. In the event such clarification is not obtained from the Ministry of Finance, the allocation of capital gains between the share portion of the offer and the cash portion of the offer will be an issue each Hitec shareholder will have to clarify with his own tax advisor. See "Additional Information With Respect to the Offer -- Certain Norwegian and Wealth Tax Consequences to Norwegian Shareholders" on page 19 for a brief description of applicable Norwegian tax law.

                ADDITIONAL INFORMATION WITH RESPECT TO THE OFFER

BACKGROUND AND REASONS FOR THE MERGER AGREEMENT

     Hitec and National Oilwell's Dreco subsidiary have cooperated on projects for more than 10 years. In August, 1998, National Oilwell and Hitec entered into a joint venture agreement that has further expanded the business relationship between the companies. Negotiations on the current transaction commenced in May 1999 and were completed in October 1999. Both parties believe that the combination of National Oilwell and Hitec, which have complementary products and strengths, should create a basis for further growth and synergies.

FINANCING OF THE OFFER BY NATIONAL OILWELL

     To the extent necessary, National Oilwell intends to finance the cash portion of the offer of NOK 148.7 million, or approximately U.S. $19.0 million, through its existing bank credit facility.

     Proceeds from the sale by Hitec of its non-drilling business to HitecVision will be immediately available to pay off debt incurred to finance the transaction or to invest at the discretion of National Oilwell. The consolidated net debt position of the National Oilwell will be unchanged as a result of the transaction, with the exception of the acquisition of any existing debt of Hitec.

EMPLOYEES

     Following the completion of the offer, some employees of Hitec and its subsidiaries will be transferred to HitecVision or a relevant company in the HitecVision group. The parties anticipate that all or substantially all employees will remain employed by Hitec and its subsidiaries or will become employed by HitecVision and its subsidiaries.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of National Oilwell common stock by non-United States holders. This discussion is not a complete analysis of all of the potential tax considerations relating to the ownership and disposition of National Oilwell common stock. This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, United States Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not address all aspects of federal income and estate taxation that may be relevant to a particular non-United States holder's decision to own National Oilwell common stock. We have not, nor has Hitec, requested an opinion of legal counsel or an IRS ruling regarding the federal income or estate tax consequences of the ownership or disposition of National Oilwell common stock by non-United States holders. WE ADVISE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE AND LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF NATIONAL OILWELL COMMON STOCK.

     As used herein, "non-United States holder" means a corporation, individual or partnership that is, as to the United States, a foreign corporation, a non-resident alien individual or a foreign partnership, or any estate or trust that is not subject to United States taxation on income from sources outside the United States and that is not effectively connected with the conduct of a trade or business within the United States.

     Dividends paid to a non-United States holder of National Oilwell common stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. The United States federal income tax withholding rate on dividends paid to a non-United States holder is limited to 15% under Article 8 of the Norway-United States Income Tax Treaty, provided the non-United States holder:

     - is a resident of Norway, within the meaning of the Treaty; and

     - does not have a permanent establishment in the United States with respect to which the dividends are effectively connected.

     Under currently effective Treasury Regulations (through December 31, 2000), dividends paid to an address in a foreign country are presumed to be paid to a resident of the country in determining the applicability of a treaty for those purposes, provided that the paying corporation has no actual knowledge that its records are incorrect with respect to the non-United States holder's address. For all payments on or after January 1, 2001, a non-United States holder must furnish certain forms to the paying corporation to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. These forms must provide, under penalties of perjury, the requested information, including the non-United States holder's name, permanent residence, and taxpayer identification number. However, except as may be otherwise provided in an applicable income tax treaty, a non-United States holder will be taxed at ordinary United States federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of a trade or business of the non-United States holder within the United States and will not be subject to the withholding tax described above. Certain certification requirements must be complied with to claim an exemption from withholding on effectively connected dividends. If the non-United States holder is a foreign corporation, it also may be subject to a United States branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty on effectively connected dividends. A non-United States holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may apply for a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. National Oilwell has not declared or paid dividends on National Oilwell common stock since its incorporation and does not anticipate paying dividends on National Oilwell common stock at any time in the foreseeable future.

     Non-United States holders generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of National Oilwell common stock unless

     - the gain is effectively connected with a trade or business conducted by the non-United States holder within the United States (in which case the branch profits tax described in the preceding paragraph also may apply if the holder is a foreign corporation);

     - in the case of a non-United States holder who is a non-resident alien individual and holds National Oilwell common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met;

     - the non-United States holder is subject to tax pursuant to the provisions of the United States federal tax law applicable to certain United States expatriates; or

     - National Oilwell is or has been a "United States real property holding corporation" for federal income tax purposes and, if National Oilwell common stock is considered "regularly traded" during the year of the disposition of National Oilwell common stock, the non-United States holder held directly or indirectly at any time during the five-year period ending on the date of disposition more than five percent of the outstanding National Oilwell common stock.

Generally, this last rule for stock in United States real property holding corporations takes precedence over relief provided by tax treaties. However, non-United States holders who would be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of National Oilwell common stock should consult applicable treaties, which may provide different rules.

     National Oilwell common stock that is owned or treated as being owned at the time of death by a non-United States holder who is a non-resident alien individual will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

     Generally, dividends paid to non-United States holders outside the United States that are subject to the 30% or treaty-reduced rate of withholding tax will be exempt from the 31% backup withholding tax. As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of National Oilwell common stock effected outside the United States. However, information reporting requirements (but not backup withholding) will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of National Oilwell common stock effected outside the United States where that broker:

     - is a United States person;

     - is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; or

     - is a "controlled foreign corporation" as defined in the Code (generally, a foreign corporation controlled by United States shareholders), unless the broker has documentary evidence in its records that the holder is a non-United States holder and certain conditions are met or the holder otherwise establishes an exemption.

Payment by a United States office of a broker of the proceeds of a sale of National Oilwell common stock is subject to both backup withholding and information reporting unless the holder certifies, under penalties of perjury, to the payor in the manner required as to its status as an exempt foreign person establishes another exemption.

     For purposes of this exemption, an exempt foreign person

     - is neither a citizen nor a resident of the United States (and has not elected to be treated as a United States resident under Section 6013 of the Code);

     - has not lost his or her United States citizenship within the last 10 years with one of the principal purposes of such loss being the avoidance of United States taxes;

     - has not been, and does not reasonably expect at the time the form is submitted to be, present in the United States for 183 or more days (or is a beneficiary of a tax treaty with the United States that exempts gains from the transaction from United States federal income tax); and

     - is not, and does not reasonably expect at the time the form is submitted to be, engaged in a United States trade or business during the year of the transaction (or is a beneficiary of a tax treaty with the United States that exempts gains from the transaction from United States federal income tax).

     Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Rather, any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the holder's United States federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

CERTAIN NORWEGIAN INCOME AND WEALTH TAX CONSEQUENCES TO NORWEGIAN SHAREHOLDERS

     The information below is based on current Norwegian tax law. The information provided is of a general nature and for general guidance only. Each shareholder is urged to seek legal advice to determine his own tax position.

  Net Wealth

     Individual shareholders are subject to net wealth tax in Norway on shares in United States companies. According to the Treaty, Norway has an exclusive right to net wealth taxation on shares owned by

Norwegian residents. Listed shares in United States companies are valued at 100% of the stock exchange price at January 1st in the assessment year. The marginal net wealth tax rate is presently 1.1%.

  Dividends paid by United States companies to Norwegian Shareholders

     Dividends are subject to income tax in both Norway and the United States. According to the Treaty between the United States and Norway, the United States taxation is limited to a withholding tax at 15% (provided that the shares are not attributed to a fixed place of business in the United States). Norway will credit the United States withholding tax against the Norwegian taxes that fall on the dividends. Dividends are taxed as "ordinary income" in Norway, at the present rate of 28%.

     According to the Treaty and Norwegian tax legislation, a Norwegian company owning more than 10% of the capital of a United States company, is further entitled to a credit against Norwegian taxes for the dividends proportionate part of underlying United States corporation tax. The tax credit is limited to the Norwegian taxes that fall on such dividends.

     To obtain credit in Norwegian taxes for taxes paid in the United States, the Norwegian shareholders must provide documentation proving that withholding taxes actually has been paid in the United States and that United States withholding taxes are creditable in Norwegian taxes. Such documentation may be required by the tax authorities to be translated into Norwegian and notarially certified.

  Capital Gains and Loss

     Capital gains on the disposition of shares is subject to income tax in Norway as "ordinary income," at a present tax rate of 28%. Capital loss is deductible against "ordinary income." Capital gains/losses are computed as the difference between the amount received and the purchase price (cost price).

     According to the Treaty, Norway has an exclusive right to tax capital gains on shares owned by Norwegian residents. However, if the shareholder within the last 12 months before the disposition owned more than 25% of the shares, and more than 50% of the company's assets at the end of the last three income years are physically in the United States, the United States has an exclusive right to tax capital gains on the disposition of such shares.

     A FIFO principle will apply. Accordingly the shares that are acquired first are regarded as those that are sold first.

ACCOUNTING TREATMENT

     National Oilwell will account for the acquisition of Hitec as a purchase, as this term is used under U.S. generally accepted accounting principles. Accordingly, from and after the completion of the offer, Hitec's consolidated results of operations (excluding the non-drilling business) will be included in National Oilwell's consolidated results of operations.

NEW YORK STOCK EXCHANGE LISTING; DE-LISTING OF HITEC COMMON STOCK FROM THE OSLO STOCK EXCHANGE

     National Oilwell common stock is listed on the New York Stock Exchange.

     Following the completion of the offer and the subsequent mandatory offer made to Hitec shareholders, Hitec common stock is expected to be de-listed from the Oslo Stock Exchange, where it is currently listed.

                                 OPTIONHOLDERS

     In connection with the offer, National Oilwell is making an offer to persons who will remain employees of Hitec and its subsidiaries following the completion of the offer to exchange their options to purchase shares of Hitec for options to purchase shares of National Oilwell. There are 657,501 options to purchase common stock held by employees who will remain as employees of Hitec and its subsidiaries following completion of the offer. These options are currently exercisable at NOK 20 per share of Hitec on December 1, 2000. National Oilwell will exchange these options to purchase shares of Hitec into options to purchase National Oilwell common stock at the rate of 0.2125904 shares of National Oilwell common stock for each share of Hitec and a price of NOK
94.077612 per share of National Oilwell common stock.

     Hitec will convert those options to purchase shares of Hitec held by Hitec employees who will become employees of HitecVision and its subsidiaries following the completion of the offer into cash without regard to whether such options can be exercised currently. The purchase price for each option will be based on the premium paid by National Oilwell over and above NOK 20 for each share of Hitec in relation to the average of the closing prices of National Oilwell common stock on the New York Stock Exchange during the last ten (10) trading days ending on the second trading day prior to the expiration date of the offer. Hitec will bear the cost of this conversion.

        INTERESTS OF HITEC EXECUTIVE OFFICERS AND DIRECTORS IN THE OFFER

     In considering the recommendation of the Hitec board of directors with respect to the offer, Hitec shareholders should be aware that directors and executive officers of Hitec may have interests in the offer that are different from, or in addition to, the interests of Hitec shareholders generally.

     Following the completion of the offer, Jon Gjedebo, Hitec's President and Chief Executive Officer, will become Executive Vice President and Chief Technology Officer of National Oilwell. Additionally, Mr. Gjedebo will be appointed to the board of directors of National Oilwell following the completion of the offer. National Oilwell has agreed to nominate Mr. Gjedebo for re-election as a director at the next annual meeting of shareholders of National Oilwell. Mr. Gjedebo is also expected to enter into an employment agreement with National Oilwell prior to the completion of the offer. The terms of this employment agreement will be finalized prior to the completion of the offer.

     Ole Ertvaag (Chief Financial Officer of Hitec) and Ola Saetre (Executive Vice President of Hitec) have been granted severance pay and incentive pay by Hitec, payable after completion of the offer. Rune Kvernberg (Executive Vice President of Hitec) has been granted severance pay payable after completion of the offer. In addition to these executive officers, several other employees of Hitec were granted similar severance pay and incentive bonuses. These arrangements were approved by the Board of Directors of Hitec in order to compensate employees for helping to assure a successful completion of the offer and a successful transition in connection with the transfer of the non-drilling business to HitecVision, after the completion of the Offer.

          COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

MARKET PRICE DATA

  National Oilwell

     National Oilwell common stock is listed on the New York Stock Exchange (ticker symbol: NOI). As of November 19, 1999, there were 329 holders of record of National Oilwell common stock. The following table sets forth the high and low sales prices of National Oilwell common stock as reported on the New York Stock Exchange for the periods indicated.


                                                               HIGH         LOW
                                                             ---------   ---------
1999
First Quarter..............................................  $   13.69   $    8.50
Second Quarter.............................................      14.50       10.00
Third Quarter..............................................      18.50       13.00
Fourth Quarter.............................................      16.07       12.50
1998
First Quarter..............................................  $   34.00   $   23.88
Second Quarter.............................................      39.75       25.94
Third Quarter..............................................      29.13        7.75
Fourth Quarter.............................................      17.69        8.81
1997
First Quarter..............................................  $   19.32   $   14.00
Second Quarter.............................................      28.88       15.82
Third Quarter..............................................      37.50       25.07
Fourth Quarter.............................................      44.44       27.88



     On December 31, 1999, the closing price of National Oilwell common stock on the New York Stock Exchange was $15.69.


  Hitec

     Hitec common stock is listed on the Oslo Stock Exchange (ticker symbol:
HIT). As of November 19, 1999, there were approximately 1,962 holders of Hitec common stock. The following table sets forth in Norwegian kroner, or NOK, the high and low sales prices of Hitec common stock as reported on the Oslo Stock Exchange for the periods indicated.


                                                               HIGH         LOW
                                                             ---------   ---------
1999
First Quarter..............................................  NOK 16.00   NOK 10.00
Second Quarter.............................................      22.50       12.40
Third Quarter..............................................      28.00       17.50
Fourth Quarter.............................................      28.40       20.00
1998
First Quarter..............................................  NOK 53.00   NOK 36.00
Second Quarter.............................................      51.00       28.00
Third Quarter..............................................      32.00       13.00
Fourth Quarter.............................................      16.30        8.00
1997
First Quarter..............................................  NOK 46.00   NOK 26.60
Second Quarter.............................................      42.00       31.00
Third Quarter..............................................      55.00       40.00
Fourth Quarter.............................................      59.00       36.00

     On October 8, 1999, the last trading day prior to announcement of the offer, the closing price of Hitec common stock in the Oslo Stock Exchange was NOK 24.80.


     On December 30, 1999, the closing price of Hitec common stock on the Oslo Stock Exchange was NOK 25.60.


DIVIDEND POLICIES

     National Oilwell has never paid cash dividends and anticipates that it will not pay cash dividends on National Oilwell common stock in the foreseeable future.

     Hitec has not paid any cash dividends in recent years, other than a dividend for 1994, which was paid in 1995. Annually, its Board of Directors considers whether to propose to the Annual General Meeting of Shareholders that a dividend be declared.

                      DESCRIPTION OF THE MERGER AGREEMENT

     The following is a summary of the material terms of the merger agreement between National Oilwell and Hitec with respect to the offer, and is not an exhaustive description. You should read the agreement carefully. A copy of the merger agreement, including Annex 1 thereto, is attached as Appendix A to this prospectus.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains representations and warranties of Hitec customary for a transaction of this nature in the United States relating to, among other things:

     - Hitec's organization capitalization and authority to enter into the agreement;

     - the enforceability of the merger agreement as a binding obligation of Hitec;

     - any conflicts between the merger agreement and any of Hitec's other material contracts, any law, or any of Hitec's charter or bylaw provisions;

     - required filings and consents;

     - Hitec's financial statements, accounting policies and books and records;

     - material liabilities or obligations incurred by Hitec or any Hitec subsidiary with respect to the drilling business since June 30, 1999 other than in the ordinary course of business;

     - Hitec's conduct of its business since December 31, 1998 and the absence of any material adverse effect on the drilling business of Hitec; and

     - intellectual property used by Hitec with respect to the drilling business.

     The merger agreement also includes representations and warranties by National Oilwell as to:

     - National Oilwell organization, capitalization and authority to enter into the agreement;

     - the enforceability of the merger agreement as a binding obligation of National Oilwell;

     - any conflicts between the merger agreement and any of National Oilwell's other material contracts, any law, or any of National Oilwell's charter or bylaw provisions;

     - required filings and consents;

     - National Oilwell's submission of all required filings with the SEC and the availability of all documents filed by National Oilwell with the SEC since December 31, 1998 to Hitec;

     - National Oilwell's financial statements, accounting policies and books and records; and

     - National Oilwell's conduct of its business since December 31, 1998 and the absence of any material adverse effect on National Oilwell.

MATERIAL COVENANTS

     The merger agreement contains various covenants made by National Oilwell and Hitec. Certain of those covenants are set forth below.

     Conduct of Hitec's Business. Hitec made certain covenants concerning the conduct of its business from the date of execution of the merger agreement until the completion of the offer or the termination of the merger agreement (whichever is relevant), including but not limited to, obtaining National Oilwell's consent prior to:

     - amending or proposing to amend its charter or bylaws;

     - changing its capitalization;

     - merging or consolidating with or into any other corporation or changing in any manner the rights of its capital stock or the character of its business;

     - entering into or modifying any material contract, lease or agreement other than in the ordinary course of business; and

     - conducting the drilling business other than in the ordinary course of business and in compliance with all applicable laws and regulations.

     Regardless of any restrictions in the merger agreement regarding Hitec and the conduct of its business, Hitec may take the actions necessary to restructure and sell the non-drilling business to HitecVision in accordance with the terms of the Asset Purchase Agreement.

     Conduct of National Oilwell's Business. National Oilwell made certain covenants concerning the conduct of its business from the date of execution of the merger agreement until the completion of the offer or the termination of the merger agreement (whichever is relevant), including that it will refrain from:

     - declaring or paying any dividends or making any other distributions to the holders of its common stock;

     - changing in any respect the rights of its capital stock or materially changing the character of its business; and

     - subdividing or in any manner reclassifying the National Oilwell common stock unless appropriate adjustments are made to the shares of National Oilwell common stock to be paid to the Hitec shareholders who accept the offer.

     Registration Statement and Stock Exchange Matters. National Oilwell agreed to prepare and file the registration statement of which this prospectus is a part with the SEC and to use its reasonable best efforts to cause it to become effective. National Oilwell and Hitec agreed to promptly furnish all information reasonably requested in connection therewith. The parties also agreed to cooperate in obtaining all necessary approvals of the Oslo Stock Exchange. National Oilwell agreed to list the shares issuable in the offer on the New York Stock Exchange.

     Access to Information; Due Diligence. National Oilwell agrees to give Hitec necessary information and access to its business, management and advisors to permit Hitec to conduct its due diligence to verify that there are no material adverse findings in relation to the business of National Oilwell. Hitec agrees to give National Oilwell necessary information and access to its business, management and advisors to permit National Oilwell to conduct its due diligence to verify that there are no material adverse findings in relation to the drilling business.

     Confidentiality. National Oilwell and Hitec agree to use all reasonable efforts to keep confidential any information which either of them may have or acquire (either before or after the date of the merger agreement):

     - regarding the customers, business, assets or affairs of the other party;
       or

     - as a result of the negotiations relating to the merger agreement and/or the offer, or the exercise of rights or the performance of obligations under the merger agreement, regarding the customers, business, assets or affairs of the other party.

Neither National Oilwell or Hitec may use any confidential information for its own business purpose or disclose such confidential information to a third party without the consent of the other party. The confidentiality obligation does not apply to any confidential information which is:

     - publicly available or becomes publicly available otherwise than as a result of a breach of the merger agreement;

     - lawfully in the possession of the receiving party prior to its disclosure to the receiving party by the disclosing party and is or becomes free from any restriction on its subsequent disclosure or use by the receiving party; or

     - required to be disclosed by any law, rule or regulation (including any order of a court of competent jurisdiction).

     Employee Benefits and Hitec Options. Following the completion of the offer, National Oilwell confirms that the employees of the drilling group may participate in the employee benefit plans of National Oilwell if such participation is allowed under the plans and applicable law. Senior management of the drilling group will be eligible to participate in management incentive programs on the same terms as those offered to National Oilwell managers of a similar level.

     Following the completion of the offer, options will be converted as follows:

     - employees of Hitec who remain drilling group employees will have the right to convert their options to purchase Hitec shares into options to purchase National Oilwell shares with no change in their existing vesting or exercise schedule at a conversion rate of 0.2125904 National Oilwell shares for each Hitec share at a price of NOK 94.077612 per National Oilwell share; and

     - employees of Hitec who will not remain drilling group employees will have their options to purchase Hitec shares converted into cash, without regard to whether such options can be exercised currently, at a rate per option based on the premium paid by National Oilwell in the offer over and above NOK 20 for each share of Hitec in relation to the average of the closing prices of National Oilwell shares on the New York Stock Exchange for the last ten (10) trading days ending on the second trading day prior to the offer expiration date.

     Expenses. National Oilwell and Hitec agree to cooperate to minimize costs and expenses in connection with the merger agreement and the offer. Hitec agrees to pay all legal, accounting and financial advisory fees and all other transaction costs incurred by Hitec; provided, however, that upon completion, HitecVision will reimburse all costs that exceed MNOK 15.0. Additionally, Hitec agrees to pay upon completion of the offer any management incentive payments approved by Hitec, and HitecVision will reimburse Hitec for one-half of such payments that aggregate up to MNOK 8.0, and for all such costs exceeding MNOK
8.0. Management redundancy costs incurred by Hitec will be paid by Hitec upon completion of the offer, and HitecVision will reimburse all costs that exceed MNOK 3.3. With regard to all other expenses, National Oilwell and Hitec agree to pay its own costs and expenses in connection with the transactions contemplated by the merger agreement, except as the merger agreement provides otherwise. See "The Merger Agreement -- Termination; Termination Fees and Expenses."

     Corporate Matters. National Oilwell agrees that it will enter into an employment agreement with Jon Gjedebo. Mr. Gjedebo will hold the position of Executive Vice President & Chief Technology Officer of National Oilwell. Further, Mr. Gjedebo will be appointed to the Board of Directors of National Oilwell at the meeting of the Board of Directors next following the completion of the offer, and shall be nominated for reelection at the next annual meeting of stockholders of National Oilwell.

CONDITIONS TO OBLIGATIONS OF NATIONAL OILWELL TO MAKE THE OFFER

     The merger agreement contains various conditions to the obligations of National Oilwell to make the offer, including:

     - the completion by National Oilwell of its due diligence of Hitec, without the finding of a material deviation;

     - the accuracy of the representations and warranties of Hitec as of the date of the merger agreement and as of the offer date, except for such inaccuracies which would not have a material adverse effect on the drilling business and which are not remedied by Hitec;

     - the performance in all material respects by Hitec of its obligations under the merger agreement which are required to be performed prior to the offer date;

     - the completion by Hitec of its due diligence of National Oilwell, without the finding of a material deviation;

     - the effectiveness of the registration statement of which this prospectus is a part; and

     - the execution of the underwriting agreement for the equity funding of HitecVision.

CONDITIONS TO OBLIGATIONS OF NATIONAL OILWELL AND HITEC TO COMPLETE THE OFFER

     The merger agreement contains various conditions to the obligations of National Oilwell and Hitec to complete the offer, including:

     - the completion of the transactions contemplated by the Asset Purchase Agreement;

     - the receipt by National Oilwell of valid and unconditional acceptances of the offer representing more than 90% of the issued shares and votes of Hitec;

     - the receipt by Hitec of confirmation from the Royal Ministry of Finance that the sale of the Hitec shares to National Oilwell by the shareholders will not be subject to capital gains tax in Norway until the disposition of the offer shares (Hitec has declared that this condition has been satisfied by the receipt of the ruling described above);

     - the grant to National Oilwell of all necessary governmental approvals;

     - the approval of the acquisition of Hitec by National Oilwell by the Royal Norwegian Ministry of Industry and Trade;

     - the approval of the acquisition of the non-drilling business by HitecVision by the Royal Norwegian Ministry of Industry and Trade; and

     - the absence of any governmental order, stay, decree, judgment or injunction which makes the completion of the offer illegal or otherwise prohibits the completion of the offer.

     - the accuracy of the representations and warranties of Hitec as of the date of the merger agreement and as of the date of the completion of the offer, except for such inaccuracies which would not have a material adverse effect with respect to the drilling group and which are not capable of being remedied by Hitec;

     - the performance by Hitec in all material respects of its obligations required to be performed prior to the completion of the offer.

     - the accuracy of the representations and warranties of National Oilwell as of the date of the merger agreement and as of the date of the completion of the offer, except for such inaccuracies which would not have a material adverse effect with respect to the drilling group and which are not capable of being remedied by National Oilwell; and

     - the performance by National Oilwell in all material respects of its obligations required to be performed prior to the completion of the offer.

TERMINATION; TERMINATION FEES AND EXPENSES

     The merger agreement provides that the offer may be abandoned and the merger agreement may be terminated at any time prior to the completion of the offer, in various manners including:

     - by National Oilwell upon fifteen (15) days notice, if National Oilwell makes any findings in its due diligence investigation that in the aggregate have or could reasonably be expected to have in the future, a material deviation (defined as a negative effect according to Norwegian GAAP on the net equity of the drilling group of more than 2% of the transaction value); provided, however, that

       Hitec has the right to remedy the material deviation within ten (10) days of notification of the material deviation;

     - by Hitec upon fifteen (15) days notice, if Hitec makes any findings in its due diligence investigation that in the aggregate have or could reasonably be expected to have in the future, a material deviation (defined as a negative effect according to United States GAAP on the net equity of National Oilwell of more than 2% of the transaction value); provided, however, that National Oilwell has the right to remedy the material deviation within ten (10) days of notification of the material deviation;

     - by the mutual written consent of National Oilwell and Hitec;

     - by either National Oilwell or Hitec if the conditions to the making of the offer have not been fulfilled or waived on or before February 15, 2000, as long as the party requesting such termination did not, by its failure to fulfill an obligation under the merger agreement, cause the failure of the conditions to be fulfilled on or before such date;

     - by Hitec, if valid and unconditional acceptances representing more than 66.7% of the issued shares and votes of Hitec have not been obtained within 42 days of the offer date;

     - by either National Oilwell or Hitec, if the conditions to the completion of the offer have not been fulfilled or waived within 90 days of the offer date or a later date not exceeding 150 days following the offer date to which National Oilwell may extend the offer expiration date;

     - by either National Oilwell or Hitec, if any court of competent jurisdiction or governmental entity has entered a final and nonappealable order, injunction or decree preventing the consummation of the offer;

     - by Hitec, if a competing offer to purchase at least a majority of the Hitec shares, otherwise acquire Hitec or acquire all or substantially all of the assets of Hitec or the drilling group (a "competing offer"), is made to Hitec or the Hitec shareholders prior to the offer expiration date, and the board of directors determines that the competing offer is more favorable to the shareholders than the offer (a "superior offer") and recommends the competing offer to the shareholders for acceptance; provided, however, that Hitec has given at least ten (10) days prior written notice of the superior offer to National Oilwell and National Oilwell has not amended its offer so that the competing offer is no longer a superior offer; and provided, further that no termination by Hitec under these circumstances shall be effective unless Hitec pays the termination fee described below; and

     - by Hitec, if prior to the completion of the offer National Oilwell is acquired by another corporation or entity, or merged or consolidated with or into any other corporation with a market capitalization of at least 10% of National Oilwell.

     If the merger agreement is terminated, it becomes void and neither National Oilwell nor Hitec nor any of their representatives has any liability or further rights or obligations under the agreement other than the remedies described below. However, if any party wilfully breaches any of its representations or warranties, or breaches any of its covenants or agreements under the merger agreement, it remains fully liable to the other parties for that breach.

     If Hitec terminates the merger agreement because Hitec or the Hitec shareholders receive a competing offer, Hitec will pay National Oilwell a termination fee of $5.0 million. Additionally, if the merger agreement is terminated and Hitec had previously received a competing offer that a person could reasonably conclude is more favorable to the Hitec shareholders than this offer, and the competing offer is subsequently completed prior to December 31, 2000, Hitec will pay National Oilwell a termination fee of $5.0 million within five (5) days of completion of the competing offer.

     If National Oilwell terminates the merger agreement because it is acquired by any other corporation, or merged or consolidated with another corporation, National Oilwell will pay a termination fee of $5.0 million to Hitec.

INDEMNIFICATION AND ESCROW ACCOUNT

     By accepting the offer, you agree to assume certain obligations to indemnify National Oilwell with respect to certain liabilities related to the drilling business, including but not limited to, the following:

     - liabilities other than reasonable and customary warranty expenses with respect to products delivered by Hitec prior to completion;

     - pending or future legal disputes relating to the operations prior to completion, other than legal disputes related to existing orders where work is in progress as of completion;

     - certain environmental liabilities under Norwegian law relating air, groundwater, surface water, soil, natural resources and the regulation of pollutants or contaminants;

     - liabilities with respect to violations of or default under applicable law;

     - liabilities with respect to certain tax matters;

     - liabilities with respect to certain intellectual property matters; and

     - liabilities with respect to employee claims for damages related to events occurring prior to the completion of the offer.

Additionally, by accepting the offer, you agree to assume certain obligations to indemnify National Oilwell with respect to losses arising out of:

     - any breach of the representations and warranties of Hitec set forth in the merger agreement;

     - any receivables on the balance sheet of the drilling business as of the completion date not being collectible in the recorded amounts; or

     - the contractual basis for the revenue element with respect to "work in progress" of the drilling business as of the completion date not being correct.

All Hitec shareholders who accept the offer will be jointly, on a pro rata basis, liable for such indemnification obligations. As security for the indemnification obligations under the merger agreement, you and each other Hitec shareholder who accepts the offer will have 10% of the National Oilwell shares received as consideration in the offer placed in an escrow account. Your liability and the liability of each accepting shareholder will be limited to the shares placed in escrow. Your shares will remain in escrow for a period of one year from the completion of the offer.

     The liability of the accepting shareholders shall apply only to the extent that the liability for all claims for indemnified matters of at least NOK 100,000 exceed an aggregate of NOK 8,000,000 and then only up to an amount equal to the value of the shares placed in escrow.

     Additionally, the accepting shareholders shall be liable to National Oilwell only to the extent that indemnified matters would not have been covered by insurance based on the insurance policies maintained by Hitec as of the completion date.

     As soon as practicable after the expiration of the escrow period, any National Oilwell shares remaining in the escrow account will be distributed to the Hitec shareholders who accepted the offer. If at that time any unresolved claims of National Oilwell against the escrow are pending, National Oilwell shares having a value equal to the maximum amount of the claims will be retained in escrow until the claims are resolved, and the balance of the shares will be distributed. The value of the remaining National Oilwell shares will be determined based on the closing share price of National Oilwell common stock on the New York Stock Exchange on the last trading day prior to the expiration of the escrow period.

     Following the expiration of the escrow period, HitecVision will assume certain liabilities and indemnification obligations with respect to tax and environmental issues for a period expiring on the expiration of the applicable statute of limitations and the fifth anniversary of the completion date, respectively.

                COMPARISON OF THE RIGHTS OF THE STOCKHOLDERS OF
                           HITEC AND NATIONAL-OILWELL

     Hitec is incorporated under the laws of Norway and National Oilwell is incorporated under the laws of the State of Delaware. If you accept our offer to acquire your shares of Hitec ASA and the conditions to the completion of the Offer set forth in the Merger Agreement are satisfied, you will become a National Oilwell common stockholder. Hitec's common shareholders' rights are governed by Norwegian law. Once you become a National Oilwell common stockholder, your rights as such will be governed by the Delaware General Corporation Law and by National Oilwell's certificate of incorporation and bylaws. The material differences between the rights of Hitec common shareholders and National Oilwell common stockholders, resulting from differences in the respective governing documents and the applicable law, are summarized below.

     You should not rely on this summary as an exhaustive list or a detailed description of the provisions it discusses. This summary is qualified in its entirety by the respective corporate governance documents of Hitec and National Oilwell and by applicable law.

CAPITAL STOCK

     Hitec's Articles of Association currently authorize 37,631,044 shares of common stock and no shares of preferred stock.

     National Oilwell's certificate of incorporation currently authorizes 75,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock. As of October 10, 1999, an aggregate of 58,258,955 shares of National Oilwell's common stock were outstanding, 2,083,846 shares of National Oilwell's common stock were subject to issuance pursuant to outstanding options granted to current or previous employees of National Oilwell, and no National Oilwell preferred shares were outstanding.

MERGERS, SALES OF ASSETS AND OTHER TRANSACTIONS

     Norwegian law provides that certain extraordinary corporate transactions, such as a merger, a de-merger, any reclassification of stock or a voluntary liquidation of a company, require the affirmative vote of two-thirds of the shares represented at any duly convened meeting of the shareholders held for such purpose, unless the company's Articles of Association require a higher percentage. Hitec ASA's Articles of Association do not include such provisions.

     A sale of all or substantially all the assets of a company can, however, be decided by the company's board of directors without the approval of the shareholders in a general meeting.

     Under the Delaware General Corporation Law, a merger, consolidation or sale of all, or substantially all, of a corporation's assets must be approved by the board of directors and by a majority, unless the certificate of incorporation requires a higher percentage, of the corporation's outstanding stock entitled to vote. However, a constituent corporation surviving a merger, unless its certificate of incorporation provides otherwise, does not require a stockholders' vote if:

     - the merger agreement does not amend the surviving corporation's certificate of incorporation;

     - each share of stock of the surviving corporation outstanding immediately prior to the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger; and

     - the number of shares the surviving corporation will issue in the merger plus the number of shares initially issuable upon conversion of any other shares, securities or obligations to be issued in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.

DISSENTERS' RIGHTS

     Norwegian law does not provide for the right of shareholders to demand and receive payment for the fair value of their shares in the event of a merger or consolidation. However, a minority shareholder may demand redemption of his shares at fair market value if the majority shareholder owns more than 90% of the shares of the company. The minority shareholder has the right to have the redemption price set by a Norwegian court if he does not accept the redemption price offered by the majority shareholder.

     Under the Delaware General Corporation Law, except as it provides otherwise, stockholders have the right to demand and receive payment of the fair value of their stock in the event of a merger or consolidation. However, except as the Delaware General Corporation Law provides otherwise, stockholders do not have appraisal rights if, among other things, the consideration they receive for their shares consists of:

     - shares of stock of the corporation surviving or resulting from such merger or consolidation;

     - shares of stock of any other corporation which, at the record date fixed to determine stockholders entitled to vote on the merger or consolidation, were either listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or were held of record by more than 2,000 stockholders;

     - cash in lieu of fractional shares of the corporations described in the above two clauses; or

     - any combination of shares of stock and cash in lieu of fractional shares of the corporations described in the above three clauses.

TAKEOVER LEGISLATION

     Pursuant to the Norwegian Public Companies Act, transactions between companies in the same group of companies shall be made at an arms-length basis. A company may not, without the consent of its shareholders, enter into a transaction with a shareholder, or parties related to a shareholder, in which the company purchases assets or services from the shareholder with a value of more than 5% of the company's share capital. This provision does not apply to ordinary business agreements on standard terms made within the company's ordinary course of business.

     With some exceptions, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a business combination with an interested stockholder for three years following the time such person becomes an interested stockholder. An interested stockholder is a person or group owning 15% or more of the corporation's outstanding voting stock through rights to vote or acquire such stock and that person's affiliates.

     The three-year moratorium which Section 203 imposes on business combinations does not apply if:

     - prior to the date at which the stockholder became an interested stockholder, the corporation's board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

     - the interested stockholder owned 85% of the corporation's voting stock upon consummation of the transaction which made him or her an interested stockholder; or

     - on or after the date a stockholder becomes an interested stockholder, the board approves the business combination, which is also approved at a stockholder meeting by two-thirds of the voting stock not owned by the interested stockholder.

     A Delaware corporation may elect to opt out of, and not be governed by,
Section 203 through a provision in its original certificate of incorporation or an amendment to its certificate of incorporation or bylaws, if the amendment is approved by the vote of a majority of the shares entitled to vote. With a limited exception, such an amendment would not become effective until 12 months following its adoption. National Oilwell has not opted out of Section 203.

AMENDMENTS TO CHARTERS

     Norwegian law provides that certain extraordinary corporate transactions, such as an amendment to the articles of association, an increase or decrease in the share capital, or the issuance of warrants or convertible securities, require the affirmative vote of two-thirds of the shares represented at any duly convened meeting of the shareholders held for such purpose, unless the Articles of Association require a higher percentage.

     The board of directors of Hitec may change the share capital stated in the Articles of Association in the event of an issue of shares that previously has been authorized at a general meeting of shareholders, but may not otherwise make administrative changes to the Articles of Association.

     Under the Delaware General Corporation Law, unless a corporation's certificate of incorporation provides otherwise, a proposed amendment requires an affirmative vote of a majority of all shares entitled to vote on the matter. If any such amendment would adversely affect the rights of any stockholders of a particular class or series of stock, the vote of the majority of all outstanding shares of that class or series, voting as a class, is also necessary to authorize the amendment.

AMENDMENTS TO BYLAWS

     Under Norwegian law, a Norwegian company has Articles of Association but no bylaws.

     Under the Delaware General Corporation Law, the power to adopt, alter and repeal the bylaws is vested in the stockholders, except to the extent that the certificate of incorporation vests concurrent power in the board of directors. National Oilwell's certificate of incorporation grants such concurrent power to the board of directors.

PREEMPTIVE RIGHTS

     Under Norwegian law, shareholders of a Norwegian company have preemptive rights with respect to the issuance of additional share capital of the company. The shareholders may void the preemptive rights with respect to any given share issuance upon the affirmative vote of two-thirds of the shares represented at any duly convened general meeting of the shareholders.

     Under the Delaware General Corporation Law, stockholders do not possess preemptive rights unless the corporation's certificate of incorporation specifically grants such rights. National Oilwell's certificate of incorporation does not grant general preemptive rights to common stockholders.

DIVIDENDS

     Under the Norwegian Public Companies Act, any payment of any dividend must be based on a resolution adopted at a general meeting of shareholders. Shareholders at a general meeting may not adopt a resolution authorizing the payment of a higher dividend than that proposed by the board of directors.

     Dividends may be paid only out of "free equity" as stated in the latest audited and approved annual accounts. "Free equity" is the equity remaining after the deduction of:

     - the issued share capital;

     - the company's share premium account;

     - shares owned by the company;

     - the company's loans to shareholders; and

     - the book value of goodwill, deferred tax assets and activated research and development costs as shown in the balance sheet.

     Dividends may not be paid if the equity of the company is less than 10% of the book value of the company's assets.

     However, the company may pay out additional equity to the shareholders subject to a two-month creditor notification period, provided that the equity of the company based on the most recent audited financial statements is at least equal to the outstanding share capital.

     Under the Delaware General Corporation Law, a corporation's board of directors may authorize it to make distributions to its stockholders, subject to any restrictions in its certificate of incorporation, either:

     - out of surplus; or

     - if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

However, the corporation may not make a distribution out of net profits if its capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, until such deficiency has been repaired. In addition, the Delaware General Corporation Law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the corporation's capital. National Oilwell's certificate of incorporation grants certain senior rights to distributions to the holders of Class A Common Stock, but does not otherwise modify the Delaware General Corporation Law provisions regarding the payment of dividends.

STOCKHOLDER ACTION

     Under Norwegian law, all actions required or permitted to be taken at a shareholders' meeting must be taken at a duly convened shareholders' meeting.

     Under the Delaware General Corporation Law, unless a corporation's certificate of incorporation provides otherwise, any action required or permitted to be taken at a stockholders' meeting may be taken without a meeting, without prior notice and without a vote if a written consent, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted. National Oilwell's certificate of incorporation expressly provides that after October 15, 1996, no action required or permitted to be taken at a common stockholders' meeting may be taken without a meeting. National Oilwell's certificate of incorporation also provides that after October 15, 1996, the power of common stockholders to consent in writing is specifically denied.

SPECIAL STOCKHOLDERS' MEETINGS

     Norwegian law provides that shareholder meetings may be called by the board of directors and can be requested by shareholders representing at least 5% of the shares, with notice to be delivered at least two weeks prior to such meeting.

     The Delaware General Corporation Law provides that a special stockholders' meeting may be called by the corporation's board of directors or by such person or persons as the certificate of incorporation or the bylaws may authorize. National Oilwell's certificate of incorporation provides that the following persons may call a special meeting:

     - the chairman of the board of directors;

     - the president; or

     - the board of directors pursuant to a resolution approved by a majority of the members of the board then in office.

National Oilwell's certificate of incorporation does not permit the stockholders to call a special meeting.

NUMBER AND ELECTION OF DIRECTORS

     Norwegian law provides that the number of directors be set in the company's Articles of Association. The Articles may state a maximum and a minimum number of directors. A public limited company must have at least three directors. The directors of a company shall be elected by the shareholders of the company by a majority of the shares represented and entitled to vote at such meeting and that the board of directors of a company cannot fill a vacancy on the board of directors.

     The Articles of Association may, however, provide that up to one-half of the directors of the company may be appointed in a manner other than through a shareholders meeting.

     The Delaware General Corporation Law permits a corporation's certificate of incorporation or bylaws to contain provisions governing the number and terms of directors. However, if the certificate of incorporation contains provisions fixing the number of directors, such number may be changed only by an amendment to the certificate of incorporation. Directors may be elected at the annual stockholders' meeting, or at a different stockholders' meeting if the corporation's bylaws so provide. Stockholders also may elect directors by written consent in lieu of a stockholders' meeting. If the stockholders' written consent electing the directors is not unanimous, the consent may substitute for the meeting only if every position on the board available to be filled at that time is vacant, and the consent fills all the vacant positions. National Oilwell's certificate of incorporation provides that the number of directors shall be fixed by a resolution adopted by a majority of the board of directors, but in no event may the board consist of less than three directors. National Oilwell's certificate of incorporation also provides that the board will be divided into three classes whose terms have staggered expiration dates.

REMOVAL OF DIRECTORS

     Norwegian law provides that directors of a Norwegian company can be removed by a majority vote of the shares entitled to vote at any meeting of the shareholders for such purpose.

     The Delaware General Corporation Law provides that a director or directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors, except that:

     - members of a classified board may be removed only for cause, unless the certificate of incorporation provides otherwise; and

     - in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient, if cumulatively voted, to elect such director at an election of the entire board of directors or of the class of directors to which such director belongs.

     National Oilwell's certificate of incorporation provides that a director of any class of directors may be removed only for cause, by an affirmative vote of stockholders holding 80% of the outstanding shares of the class or series of stock entitled to vote at an election of directors of that class or series.

VACANCIES

     Under Norwegian law, unless no deputy director has been elected by the shareholders meeting, the remaining directors are obliged to convene a shareholders meeting in order to fill any vacancies in the board of directors.

     Under the Delaware General Corporation Law, unless the corporation's certificate of incorporation or bylaws provides otherwise, vacancies on the board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled by:

     - a majority of the directors then in office, although less than a quorum;
       or

     - by the sole remaining director.

However, in the case of a classified board, vacancies and newly created directorships may be filled by a majority of the directors elected by such class, or by the sole remaining director so elected. If the board is classified, directors elected to fill vacancies or newly created directorships shall hold office until the next election of the class to which they belong, and until their successors have been duly elected and qualified. In addition, if, immediately prior to the filling of any such vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any such vacancy or newly created directorship, or replace the directors chosen by the directors then in office.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Neither Norwegian law nor the Articles of Association of Hitec ASA contain any provisions concerning indemnification by Hitec ASA of members of its board of directors.

     Under the Delaware General Corporation Law, a corporation may not indemnify any director, officer, employee or agent made or threatened to be made a party to any threatened, pending or completed proceeding unless such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the corporation's best interests. Further, with respect to any criminal proceeding, such person must have had no reasonable cause to believe that his or her conduct was unlawful. National Oilwell's certificate of incorporation and bylaws contain provisions which require National Oilwell to indemnify such persons to the full extent the Delaware General Corporation Law permits.

     The Delaware General Corporation Law also establishes several mandatory rules for indemnification. In the case of a proceeding by or in the right of the corporation, such as a stockholder derivative suit, the corporation may indemnify an officer, director, employee or agent if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the corporation's best interests. However, no person adjudged to be liable to the corporation may be indemnified unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses the court deems proper. If a director or officer is successful, on the merits or otherwise, in defense of any proceeding subject to the Delaware General Corporation Law's indemnification provisions, the corporation must indemnify him or her for reasonable incurred expenses, including attorney's fees.

     The Delaware General Corporation Law require National Oilwell to advance reasonable expenses to a director or officer after such person provides an undertaking to repay National Oilwell upon a determination that he or she has not met the required standard of conduct.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

     Under the Norwegian Public Companies Act, directors are liable towards the company for any loss suffered by the company as a result of the director's negligence of wilful misconduct. Under Norwegian law, this liability may not be limited. However, under general principles of Norwegian law, the directors will only be liable for any reasonably foreseeable net loss as a result of negligent actions or omissions.

     The Delaware General Corporation Law provides that a corporation's certificate of incorporation may include a provision limiting a director's personal liability, to the corporation or its stockholders, for monetary damages for breach of the director's fiduciary duty. However, no such provision can eliminate or limit liability for:

     - any breach of the director's duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

     - violation of certain provisions of the Delaware General Corporation Law;

     - any transaction from which the director derived an improper personal benefit; or

     - any act or omission prior to the adoption of such a provision in the certificate of incorporation.

National Oilwell's certificate of incorporation contains a provision eliminating its directors' personal liability for monetary damages to the full extent permitted under the Delaware General Corporation Law.

DIRECTORS WITH CONFLICTING INTERESTS

     Under Norwegian law, a director may not participate in any decision in which the director in question has a special interest. A decision by the board in which a director with special interest has participated may be void if the director's participation has influenced the decision. However, the company cannot claim towards a third party in good faith that an authorization by the board of directors of a transaction with such third party is not binding on the company because of the disqualified director's participation in the decision.

     Under the Delaware General Corporation Law, certain contracts or transactions in which one or more of a corporation's directors or officers have an interest are neither void nor voidable solely on that basis, solely because such directors or officers participate in the meeting in which the transaction is authorized or solely because any such director's or officer's votes are counted for such purpose, provided certain conditions are met. These conditions include obtaining the required approval and fulfilling the requirements of good faith and full disclosure. Under the Delaware General Corporation Law, either:

     - the stockholders or the board of directors must approve any such contract or transaction after full disclosure of the material facts; or

     - the contract or transaction must have been fair to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved by a majority of disinterested directors, which may be less than a majority of the board's quorum.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial statements have been prepared using the purchase method of accounting under U.S. GAAP. Accordingly, such statements were prepared as if National Oilwell and Hitec were combined as of September 30, 1999 for balance sheet purposes and as of the beginning of the period for each statement of operations.

     The following unaudited pro forma consolidated balance sheet as of September 30, 1999 and the statements of operations for the nine-month periods ended September 30, 1999 are based on the unaudited consolidated financial statements of National Oilwell and Hitec and include, in the opinion of management of both companies, all adjustments necessary to present fairly the results as of and for such periods. The following unaudited pro forma consolidated statement of operations for the year ended December 31, 1998 is derived from, and should be read in conjunction with, the audited consolidated financial statements of National Oilwell and Hitec and the related notes thereto. Hitec's financial statements were conformed to U.S. GAAP for presentation in the pro forma statements. Norwegian Kroner (NOK) were converted to U.S. dollars at the exchange rates of 7.70 NOK per U.S. dollar for September 30, 1999 and the nine months then ended and 7.55 NOK per U.S. dollar for the year ended December 31, 1998.

     As part of the transaction, Hitec will sell the non-drilling business to HitecVision immediately prior to the completion of the offer. The effects of the disposition of the non-drilling business on operating results have been included to more clearly show the results of combining National Oilwell with Hitec's drilling business.

     The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of actual results of operations or financial position that would have been achieved had the transaction been consummated at the beginning of the periods or at the dates presented, nor are they necessarily indicative of future results.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS AT SEPTEMBER 30, 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                        (A)
                                                                   LESS: DISPOSAL
                                                                     OF HITEC'S
                                                                    NON-DRILLING     PRO FORMA        PRO FORMA
                                  NATIONAL OILWELL   HITEC GROUP      BUSINESS      ADJUSTMENTS       COMBINED
                                  ----------------   -----------   --------------   -----------       ---------
Current assets:
  Cash and cash equivalents......     $ 15,579        $  3,987        $(17,425)      $(24,853)(B,D)   $ 12,138
  Accounts receivables...........      172,849          32,864           8,133             --          197,580
  Unbilled revenues..............           --          15,193           9,854             --            5,339
  Inventories....................      232,554           6,256           1,441             --          237,369
  Deferred taxes.................        7,206              --              --             --            7,206
  Prepaid and other current
     assets......................        9,061              --              --             --            9,061
                                      --------        --------        --------       --------         --------
          Total current assets...      437,249          58,300           2,003        (24,853)         468,693
Property, plant and equipment,
  net............................      108,321          22,422          13,602             --          117,141
Deferred taxes...................       15,553              --              --          2,821(C)        18,374
Goodwill.........................      165,136          20,665          19,307        110,679(B,D)     277,173
Property held for sale...........       10,258              --              --             --           10,258
Other assets.....................        5,200          33,763          33,604             --            5,359
                                      --------        --------        --------       --------         --------
                                      $741,717        $135,150        $ 68,516       $ 88,467         $896,998
                                      ========        ========        ========       ========         ========

                                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term
     debt........................     $     22        $  3,815        $(13,913)      $     --         $ 17,750
  Accounts payable...............       89,803           7,714           2,846             --           94,671
  Customer prepayments...........        5,263           3,487           2,838             --            5,912
  Accrued compensation...........        4,610           3,416           1,503             --            6,523
  Other accrued liabilities......       40,549          12,663          11,280             --           41,932
                                      --------        --------        --------       --------         --------
          Total current
            liabilities..........      140,247          31,095           4,554             --          166,788
Long term debt...................      194,608          18,426          12,956             --          200,078
Deferred taxes...................        2,528          13,732           8,768         (1,934)           5,558
Other liabilities................       12,426             371             132             --           12,665
                                      --------        --------        --------       --------         --------
          Total liabilities......      349,809          63,624          26,410         (1,934)         385,089
Commitments and contingencies
Minority interests...............                        4,449           4,449             --               --
Stockholders' equity:
Common stock issued and
  outstanding....................          583           4,887              --         (4,807)(D)          663
Additional paid-in capital.......      246,807          33,573              --         67,036(D)       347,416
Accumulated other comprehensive
  income.........................      (12,849)             --              --             --          (12,849)
Retained earnings................      157,367          28,617          37,657         28,352(D)       176,679
                                      --------        --------        --------       --------         --------
                                       391,908          67,077          37,657         90,581          511,909
                                      --------        --------        --------       --------         --------
                                      $741,717        $135,150        $ 68,516       $ 88,647         $896,998
                                      ========        ========        ========       ========         ========

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     NINE MONTHS ENDING SEPTEMBER 30, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      (A)
                                                                 LESS: DISPOSAL
                                                                   OF HITEC'S
                                                                  NON-DRILLING     PRO FORMA      PRO FORMA
                                NATIONAL OILWELL   HITEC GROUP      BUSINESS      ADJUSTMENTS     COMBINED
                                ----------------   -----------   --------------   -----------     ---------
Revenues......................      $546,932        $114,791        $56,566         $(4,279)(E)   $600,878
Cost of revenues..............       442,339          87,557         45,793          (4,279)(E)    479,824
                                    --------        --------        -------         -------       --------
Gross profit..................       104,593          27,234         10,773              --        121,054
Selling, general, and
  administrative..............        90,873          19,253         11,072           2,116(F)     101,170
                                    --------        --------        -------         -------       --------
Operating income..............        13,720           7,981           (299)         (2,116)        19,884

Interest and financial
  costs.......................       (11,429)         (2,883)        (1,960)             --        (12,352)
Interest income...............           560           1,522          1,421              --            661
Other income (expense), net...        (2,452)         (6,291)        (6,291)             --         (2,452)
                                    --------        --------        -------         -------       --------
Income before income taxes....           399             329         (7,129)         (2,116)         5,741
Provision for income taxes....         1,379             855         (1,158)             --          3,392
                                    --------        --------        -------         -------       --------
Net income before minority
  interest....................          (980)           (526)        (5,971)         (2,116)         2,349
Minority interest.............            --          (3,483)        (3,483)             --             --
                                    --------        --------        -------         -------       --------
Net income....................      $   (980)       $  2,957        $(2,488)        $(2,116)      $  2,349
                                    ========        ========        =======         =======       ========
Net income per share:
  Basic.......................      $  (0.02)                                                     $   0.04
                                    ========                                                      ========
  Diluted.....................      $  (0.02)                                                     $   0.04
                                    ========                                                      ========
Weighted average shares
  outstanding:
  Basic.......................        58,246                                                        66,246
                                    ========                                                      ========
  Diluted.....................        58,269                                                        66,408
                                    ========                                                      ========

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                         YEAR ENDING DECEMBER 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    (A)
                                                               LESS: DISPOSAL
                                                                 OF HITEC'S
                                                                NON-DRILLING     PRO FORMA      PRO FORMA
                              NATIONAL OILWELL   HITEC GROUP      BUSINESS      ADJUSTMENTS      COMBINED
                              ----------------   -----------   --------------   -----------     ----------
Revenues....................     $1,271,914       $182,228        $62,998        $(21,217)(E)   $1,369,927
Cost of revenues............        990,341        146,169         51,276         (21,217)(E)    1,064,017
                                 ----------       --------        -------        --------       ----------
Gross profit................        281,573         36,059         11,722              --          305,910
Selling, general, and
  administrative............        142,628         26,358         14,156           2,821(F)       157,651
Special charge..............         16,433             --             --              --           16,433
                                 ----------       --------        -------        --------       ----------
Operating income............        122,512          9,701         (2,434)         (2,821)         131,826
Interest and financial
  costs.....................        (13,901)        (2,271)        (1,290)             --          (14,882)
Interest income.............          1,025          1,048            737              --            1,336
Other income (expense),
  net.......................           (280)         5,628          5,628              --             (280)
                                 ----------       --------        -------        --------       ----------
Income before income
  taxes.....................        109,356         14,106          2,641          (2,821)         118,000
Provision for income
  taxes.....................         40,402          6,557          3,047              --           43,912
                                 ----------       --------        -------        --------       ----------
Net income before minority
  interest..................         68,954          7,549           (406)         (2,821)          74,088
Minority interest...........             --           (172)          (172)             --               --
                                 ----------       --------        -------        --------       ----------
Net income..................     $   68,954       $  7,721        $  (234)       $ (2,821)      $   74,088
                                 ==========       ========        =======        ========       ==========
Net income per share:
  Basic.....................     $     1.26                                                     $     1.18
                                 ==========                                                     ==========
  Diluted...................     $     1.26                                                     $     1.18
                                 ==========                                                     ==========
Weighted average shares
  outstanding:
  Basic.....................         54,700                                                         62,700
                                 ==========                                                     ==========
  Diluted...................         54,882                                                         63,021
                                 ==========                                                     ==========

                          NOTES TO UNAUDITED PRO FORMA
                       CONSOLIDATED FINANCIAL STATEMENTS

(A) This column reflects the sale of the non-drilling assets to HitecVision immediately prior to completion of the offer for cash of MNOK 148.7 (U.S. $19.3 million).

(B) To record the estimated business combination costs of $5.5 million representing one-time professional and advisory fees directly related to the transaction, as well as consolidation and other integration costs. The one-time business combination costs are not reflected in the Unaudited Pro Forma Consolidated Statements of Operations since the charges are non-recurring in nature.

(C) To record the future tax benefits associated with the sale of the non-drilling assets to HitecVision. A portion of the deferred tax asset generated serves to reduce deferred tax liabilities.

(D) To record the issuance of 8,000,000 shares of National Oilwell common stock, at an assumed market price of $15 per share, and the payment of MNOK
     148.7 (U.S. $19.3 million) to acquire all outstanding shares of Hitec. National Oilwell would incur the necessary debt to fund the cash portion of the purchase of Hitec. Hitec would have received MNOK 148.7 of cash resulting from the sale of the non-drilling assets to HitecVision immediately prior to the completion of the offer. The cash held by Hitec would then be used to satisfy any debt incurred by National Oilwell as a result of the transaction. Therefore, cash and debt are not impacted on a consolidated, net basis.

(E) To eliminate revenues and cost of revenues for sales of product from National Oilwell to Hitec.

(F) To record the amortization of goodwill as if the transaction had closed on the first day of the period. The goodwill is assumed to have a useful life of 40 years.

                    NATIONAL-OILWELL SELECTED FINANCIAL DATA

     National Oilwell combined with Dupre Supply Company and Dupre International, Inc. (collectively "Dupre") on July 1, 1999 and Dreco Energy Services Ltd. ("Dreco") on September 25, 1997, both pursuant to pooling-of-interests accounting. As a result of the differing year ends of National Oilwell and Dreco prior to the combination of the companies, the balance sheets and results of operations for dissimilar year ends have been combined pursuant to pooling-of-interests accounting. National Oilwell's results of operations for the year ended December 31, 1997 include Dreco's results of operations for the six months ended May 31, 1997 and the six months ended December 31, 1997. Data for the year ended December 31, 1996 includes the operations of Dreco as of November 30, 1996 and for the twelve months ended November 30, 1996. Data for the two years ended August 31, 1995 reflect the operations of Dreco and Dupre only, as National Oilwell did not exist as a corporation prior to January 1, 1996.

                                              NINE MONTHS ENDED,                YEAR ENDED                   YEAR ENDED
                                                SEPTEMBER 30,                  DECEMBER 31,                 AUGUST 31,(1)
                                             --------------------   ----------------------------------   -------------------
                                               1999        1998        1998       1997(2)     1996(3)      1995       1994
                                             --------    --------   ----------   ----------   --------   --------   --------
                                                        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Revenue....................................  $546,932    $977,711   $1,271,914   $1,097,406   $822,443   $129,634   $111,726
Operating income (loss)(4).................    13,720     114,304      122,512       91,786     30,534     11,203     (8,666)
Income (loss) before taxes and
  extraordinary loss(5)....................       399     105,364      109,356       86,145     19,428     13,045     (6,338)
Income (loss) before extraordinary
  loss(5)..................................      (980)     66,243       68,954       54,827     12,695      8,493     (6,362)
Net income (loss)..........................      (980)     66,243       68,954       54,204      8,695      8,493     (6,362)
Income (loss) per share before
  extraordinary loss(5)
  Basic....................................     (0.02)       1.22         1.26         1.03       0.30       0.60      (0.50)
  Diluted..................................     (0.02)       1.21         1.26         1.02       0.30       0.59      (0.50)
Net income (loss) per share
  Basic....................................     (0.02)       1.22         1.26         1.02       0.20       0.60      (0.50)
  Diluted..................................     (0.02)       1.21         1.26         1.01       0.20       0.59      (0.50)
OTHER DATA:
Depreciation and amortization..............    15,661      15,236       20,598       15,443      9,219      4,907      5,203
Capital expenditures.......................    12,004      19,609       29,241       34,783     15,796      6,666      6,041
BALANCE SHEET DATA:
Working capital............................   297,002     347,881      364,130      255,610    171,608     35,090     19,814
Total assets...............................   741,717     836,811      855,888      602,993    376,523     87,208     79,463
Long-term debt, less current maturities....   194,608     223,529      221,198       61,719     39,302      2,183      1,580
Stockholders' equity.......................   391,908     359,692      393,299      284,208    173,099     51,584     40,605

---------------

(1) Data for the two years ended August 31, 1995 reflect the operations of Dreco and Dupre only, as the operations of National Oilwell were acquired from a predecessor partnership as of January 1, 1996 and, in accordance with generally accepted accounting principles, cannot be combined prior to that date. Data for Dupre are as of December 31, 1994 and December 31, 1995.

(2) In order to conform Dreco's fiscal year end to National Oilwell's December 31 year end, the results of operations for the month of June 1997 have been included directly in stockholders' equity. Dreco's revenues and net income were $13.4 million and $0.9 million for the month.

(3) In order to conform Dreco's fiscal year end to National Oilwell's December 31 year end, the results of operations for the period from September 1, 1995 through November 30, 1995 have been included directly in stockholders' equity. Dreco's revenues and net income were $33.4 million and $3.2 million for such period.

(4) In December 1998, National Oilwell recorded a $16,433,000 charge related to personnel reductions and facility closures and a $5,600,000 charge related to the writedown to the lower of cost or market of certain tubular inventories. In September 1997, National Oilwell recorded a $10,660,000 charge related to merger expenses incurred in connection with the combination with Dreco. In October 1996, National Oilwell recorded $16,611,000 in charges related to the cancellation of management agreements and expenses related to special incentive plans that terminated upon the occurrence of the initial public offering of its common stock.

(5) National Oilwell recorded extraordinary losses in September 1997 of $623,000 (net of $376,000 income tax benefit) and in October 1996 of $4,000,000 (net of $2,400,000 income tax benefit) due to the write-offs of deferred debt issuance costs.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                         OPERATION OF NATIONAL OILWELL

INTRODUCTION

     National Oilwell is a worldwide leader in the design, manufacture and sale of machinery and equipment and in the distribution of maintenance, repair and operating products used in oil and gas drilling and production. National Oilwell's revenues are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and drilling contractors, which in turn are affected by current and anticipated prices of oil and gas. Beginning in late 1997, oil prices declined to less than $15 per barrel due to concerns about excess production, less demand from Asia due to an economic slowdown and warmer than average weather in many parts of the United States. The resulting lower demand for products and services had an increasingly negative effect on the Distribution Services business throughout 1998 and on both segments in 1999. Oil prices have recovered since late July 1999 to a range of $20-$25 per barrel. National Oilwell expects its revenues to increase if its customers gain confidence in sustained commodity prices at this level and as their cash flows from operations improve allowing them to purchase products sold by National Oilwell.

     National Oilwell conducts its operations through the following segments:

PRODUCTS AND TECHNOLOGY

     The Products and Technology segment designs and manufactures a large line of proprietary products, including drawworks, mud pumps, power swivels, electrical control systems and downhole motors and tools, as well as complete land drilling and well servicing rigs, and structural components such as cranes, masts, derricks and substructures for offshore rigs. A substantial installed base of these products results in a recurring replacement parts and maintenance business. Sales of new capital equipment can result in large fluctuations in volume between periods depending on the size and timing of the shipment of orders. This segment also designs and manufactures drilling motors and specialized drilling tools for rent and sale. In addition, the segment provides drilling pump expendable products for maintenance of National Oilwell's and other manufacturers' equipment.

     Effective January 1, 1999, National Oilwell changed the structure of its internal organization and now includes the former Downhole Products segment as a product line within the Products and Technology segment. Prior year segment information for the nine months ended September 30, 1998 has been restated to reflect this change. National Oilwell sold its drill bit product line in June 1999 for approximately $12 million, recording a pre-tax loss of $1.0 million ($0.6 million after-tax). Revenues and operating income recorded in 1999 for the drill bit operations were $6.1 million and $0.1 million, respectively.

     On July 8, 1999, National Oilwell acquired the assets of CE Drilling Products, Inc. for approximately $65 million in cash, financed primarily by borrowing $57 million under its revolving credit facility. This business involves the manufacture, sale and service of drilling machinery and related parts. The transaction has been accounted for under the purchase method of accounting.

DISTRIBUTION SERVICES

     Distribution Services revenues result primarily from the sale of maintenance, repair and operating supplies ("MRO") from National Oilwell's network of distribution service centers and, prior to July 1999, from the sale of well casing and production tubing. These products are purchased from numerous manufacturers and vendors, including National Oilwell's Products and Technology segment. National Oilwell sold its tubular product line in June 1999 for approximately $15 million, generating a pre-tax loss of $0.9 million ($0.5 million after-tax). Revenues and operating loss recorded in 1999 for the tubular operations were $23.6 million and $0.6 million, respectively.

     On July 1, 1999, National Oilwell purchased 100% of the outstanding stock of Dupre Supply Company and Dupre International Inc. in exchange for 1,920,000 shares of National Oilwell common stock. These companies are leading suppliers of pipe, fittings, valves and valve automation services and complement the existing operations of the Distribution Services segment. This transaction has been accounted for under the pooling-of-interests method of accounting and, accordingly, historical financial statements have been restated.

RESULTS OF OPERATIONS

     Operating results by segment are as follows (in millions):

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,       YEAR ENDED DECEMBER 31,
                                               -----------------   ----------------------------
                                                1999       1998      1998       1997      1996
                                               ------     ------   --------   --------   ------
Revenues:
  Products and Technology....................  $264.1     $554.8   $  729.9   $  440.8   $295.1
  Distribution Services......................   305.0      479.3      608.5      722.7    579.3
  Eliminations...............................   (22.2)     (56.4)     (66.5)     (66.1)   (52.0)
                                               ------     ------   --------   --------   ------
          Total..............................  $546.9     $977.7   $1,271.9   $1,097.4   $822.4
                                               ======     ======   ========   ========   ======
Operating Income:
  Products and Technology....................  $ 24.0     $107.4   $  136.6   $   79.0   $ 34.8
  Distribution Services......................    (6.2)      11.9        8.9       32.1     20.5
  Corporate..................................    (4.1)      (5.0)      (6.6)      (8.7)    (8.2)
                                               ------     ------   --------   --------   ------
                                                 13.7      114.3      138.9      102.4     47.1
  Special Charge.............................      --         --       16.4       10.7     16.6
                                               ------     ------   --------   --------   ------
          Total..............................  $ 13.7     $114.3   $  122.5   $   91.7   $ 30.5
                                               ======     ======   ========   ========   ======

  Nine months ended September 30, 1999 compared to results for the nine months ended September 30, 1998

     Products and Technology. Revenues for the Products and Technology segment decreased by $138.4 million (66%) in the third quarter of 1999 as compared to the same quarter in 1998 due primarily to reduced sales of major capital equipment and drilling replacement parts. Sales of new mud pumps, drawworks, SCR systems, power swivels and rigs were $5.9 million in the third quarter of 1999 compared to $99.8 million in the same period in 1998. Operating income decreased by $35.4 million in the third quarter compared to the same quarter in 1998 due principally to the lower revenue volume partially offset by a $9.0 million reduction in selling and administrative expenses resulting from cost reduction initiatives completed in early 1999.

     Products and Technology revenues in the first nine months of 1999 decreased $290.7 million as compared to 1998 due primarily to the reduced demand for new capital equipment, drilling replacement parts and downhole motor and tool sales. Operating income decreased by $83.3 million in the first nine months of 1999 compared to 1998 as a result of the decline in revenues offset in part by a $13.4 million reduction in selling and administrative expenses.

     Backlog of the Products and Technology capital products was $49 million at September 30, 1999, up from $26 million at June 30, 1999, but down from $159 million at September 30, 1998. Substantially all of the current backlog is expected to be shipped by the end of March 2000.

     Distribution Services. Distribution Services revenues during the third quarter of 1999 fell short of the comparable 1998 period by $37.3 million. This 27% decrease reflects the reduced demand for MRO products precipitated primarily by lower oil prices and the sale of the tubular product line in the second quarter of 1999. Revenues in the tubular product line accounted for $28 million of this decline with MRO sales in the United States comprising the majority of the remaining shortfall, offset partially by a $13 million increase in Canadian revenues. Operating income in the third quarter of 1999 was $2.5 million below the third quarter of 1998. A $5.6 million reduction in base margin due to the decline in revenues was partially offset by $3.1 million in reduced operating expenses.

     Revenues for the Distribution Services segment fell $174.2 million in the first nine months of 1999 when compared to the prior year, reflecting the significant decrease in oil prices between the periods. Despite a revenue growth in Canada of approximately $28 million, sales in the United States showed a $187 million decline including a tubular business reduction of $103 million. Operating income was $18.2 million lower in the first nine months of 1999 when compared to 1998 and is attributable to the lower revenue levels offset, in part, by reduced operating costs of approximately $9 million.

     Corporate. Corporate costs during the third quarter of 1999 of $1.3 million and the first nine months of 1999 of $4.1 million were lower than the same periods of the prior year due to cost reduction initiatives completed in early 1999.

     Interest Expense. Interest expense decreased during the three months ending September 30, 1999 when compared to the same period in 1998 due to reduced debt levels. For the first nine months of 1999, interest expense increased as 6.875% unsecured senior notes that were issued to fund the acquisition of Phoenix Energy Products Holdings, Inc. in June 1998 were outstanding for the full period.

  Year ended December 31, 1998 compared to results for the year ended December 31, 1997

     Products and Technology. Revenues for the Products and Technology segment increased by $289.1 million over 1997 primarily due to increased sales of major capital equipment and drilling spares. Specifically, the sale of complete rig packages, mud pumps, cranes and SCR equipment were substantially greater than the prior year. Revenues generated by acquisitions completed in 1998 totaled approximately $48 million during the year.

     Operating income increased by $57.6 million in 1998 compared to the prior year due principally to the increased sales volume. Operating income as a percentage of revenues increased due to higher prices and manufacturing and operating cost efficiencies resulting from the higher volumes. Various acquisitions completed in 1998 contributed $2.6 million in operating profit during the year.

     Backlog of the Products and Technology capital products was $77 million at December 31, 1998 compared to $270 million at December 31, 1997. Substantially all of the current backlog is expected to be shipped by June 30, 1999.

     Distribution Services. Distribution Services revenues during 1998 fell short of the comparable 1997 period by $114.2 million. This 16% decrease reflects the reduced demand for tubular and general rig operating supplies precipitated by the significant decrease in oil prices. North American revenues were off approximately 16%, with tubular revenues roughly two-thirds of the level achieved in 1997. Operating income in 1998 was approximately $23 million below 1997, due to reduced margins from the decline in revenues partially offset by reduced operating expenses, and the recording of a $5.6 million charge related to the writedown to lower of cost or market of certain tubular inventories.

     Corporate. Corporate charges represent the unallocated portion of centralized and executive management costs. Corporate charges decreased substantially in 1998 compared to 1997 due to the elimination of duplicate corporate costs that existed prior to the actual combination with Dreco.

     Special Charges. During the fourth quarter of 1998, National Oilwell recorded a special charge of $16.4 million ($10.4 million after tax, or $0.20 per share) related to operational changes resulting from the depressed market for the oil and gas industry. The components of the special charge are as follows (in millions):

Asset impairments...........................................  $ 5.4
Severance...................................................    5.6
Facility closures and exit costs............................    5.4
                                                              -----
                                                              $16.4
                                                              =====

     The cash and non-cash elements of the charge approximate $11.0 million and $5.4 million, respectively. Breakdown of the charge by business segment is:

Products and Technology.....................................   $12.5
Distribution Services.......................................     3.0
Corporate...................................................      .9
                                                               -----
                                                               $16.4
                                                               =====

     The asset impairment losses of $5.4 million consists primarily of the shutdown of four North American manufacturing facilities. Assets related to these non-productive facilities which are not in service totaling $10.0 million have been reclassified on the balance sheet to property held for sale and have been written down to their estimated fair value, less cost of disposal. Severance costs of $5.6 million relate to the involuntary termination of approximately 200 employees, most of whom are located in North America. Facility closure costs of $5.4 million consists principally of lease cancellation and facility exit costs. Substantially all of the actions associated with this charge were fully implemented before the end of the first quarter of 1999.

     Interest Expense. Interest expense increased during 1998 when compared to the prior year due to the incurrence of debt to finance the Phoenix acquisition.

     Income Taxes. National Oilwell is subject to U.S. federal, state, and foreign taxes and recorded a combined tax rate of 37% in 1998 and 36% in 1997. National Oilwell has net operating tax loss carryforwards in the United States that could reduce future tax expense by up to $6.8 million. Additional loss carryforwards in Europe generally would reduce goodwill if realized in the future. Due to the uncertainty of future utilization, all of the potential benefits described above have been fully reserved. During 1998, National Oilwell realized a tax benefit of $2.6 million from its U.S. carryforwards, but closure of certain operations may significantly reduce future realization. National Oilwell's combined tax rate in 1998 would have been 39% if these carryforwards were excluded.

  Year ended December 31, 1997 compared to results for the year ended December 31, 1996

     Products and Technology. Revenues during 1997 increased $145.7 million over 1996 primarily due to increased demand for drilling capital equipment and spare parts as well as fluid end expendable parts and motors and tools. Acquisitions in 1997 other than Dreco accounted for $51.2 million of the increase. Operating income for this segment increased by $44.2 million when compared to the prior year with 1997 acquisitions other than Dreco accounting for $19.7 million of this incremental income and the remainder due to the higher activity levels.

     Backlog of the Products and Technology capital products was $270 million at December 31, 1997 compared to $38 million at December 31, 1996.

     Distribution Services. Distribution Services revenues in 1997 exceeded 1996 by $143.4 million. This 25% increase reflects the increased spending levels of National Oilwell's alliance partners and other customers. Incremental sales of maintenance, repair and operating supplies ($65.4 million), tubular products ($58.0 million), drilling spares ($8.1 million) and fluid end expendable parts and related pumps ($8.0 million) accounted for the majority of this increase. Operating income in 1997 exceeded the prior year by $11.6 million (57%) as an increase in operating expenses offset part of the incremental margin.

     Corporate. Corporate charges represent the unallocated portion of centralized and executive management costs. Corporate charges in 1997 were comparable to 1996.

     Special Charges. During 1997, National Oilwell recorded a $10.7 million charge ($8.1 million after tax) related to various professional fees and integration costs incurred in connection with the combination with Dreco.

     During 1996, National Oilwell incurred certain one-time expenses in connection with its initial public offering of common stock, as follows: (i) a management services agreement was terminated at a cost of $4.4 million ($2.8 million after tax) and (ii) expenses and payout under National Oilwell's Value Appreciation Plans, which resulted in National Oilwell recording an expense of $12.2 million ($7.6 million after tax). The Value Appreciation Plans required the issuance of 681,852 shares of common stock and payment of $6.4 million in cash.

     Interest Expense. Interest expense in 1997 was substantially lower than in 1996 due to lower amounts of debt outstanding and lower interest rates under the new credit facilities.

     Income Taxes. National Oilwell is subject to U.S. federal, state, and foreign taxes and recorded a combined tax rate of 36% in 1997 and 35% in 1996.

     Extraordinary Losses. In the third quarter of 1997, National Oilwell replaced its existing credit facility and recorded a charge of $1.0 million ($0.6 million after tax) due to the write-off of deferred debt costs. In the fourth quarter of 1996, the credit facility established in connection with the acquisition of National Oilwell was replaced, resulting in the write-off of $6.4 million ($4.0 million after tax) in deferred debt costs.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1999, National Oilwell had working capital of $297 million, a decrease of $67 million from December 31, 1998. Significant declines in accounts receivable and inventory of $129 million and $21 million were offset by a reduction in accounts payable of $42 million, customer prepayments on orders of $20 million and accrued liabilities of $14 million.

     At December 31, 1998, National Oilwell had working capital of $364.1 million, an increase of $108.5 million from December 31, 1997. Significant components of National Oilwell's assets are accounts receivable and inventories. Accounts receivable, including unbilled revenues, increased by $91.3 million and inventories increased $5.3 million during 1998. Decreases in accounts payable of $20.7 million and customer prepayments of $12.3 million were offset by an increase in other accrued liabilities of $27.9 million.

     Total capital expenditures were $12 million during the first nine months of 1999 compared to $16.9 million in the first nine months of 1998. Enhancements to information and inventory control systems represent a large portion of these capital expenditures. National Oilwell has sufficient existing manufacturing capacity to meet currently anticipated demand through 2000 for its products and services.

     Total capital expenditures were $29.2 million during 1998, $34.8 million in 1997 and $15.8 million in 1996. Additions and enhancements to the downhole rental tool fleet and information management and inventory control systems represent a large portion of these capital expenditures. Capital expenditures are expected to decline to approximately $15-16 million in 1999, which will include approximately $7 million necessary to complete the installation of a new information system for the Distribution Services group.

     National Oilwell has a five-year unsecured $125 million revolving credit facility, which is available for acquisitions and general corporate purposes. The credit facility provides for interest at prime or LIBOR plus 0.625%, subject to adjustment based on National Oilwell's Capitalization Ratio, as defined. The credit facility contains financial covenants and ratios regarding minimum tangible net worth, maximum debt to capital and minimum interest coverage. Availability under this facility was $69 million at September 30, 1999, after consideration of $13 million in outstanding letters of credit.

     National Oilwell believes that cash generated from operations and amounts available under the credit facility will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations. National Oilwell also believes any significant increase in capital expenditures caused by any need to increase manufacturing capacity can be funded from operations or through debt financing.

     National Oilwell intends to pursue acquisition candidates, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. National Oilwell expects to fund future acquisitions primarily with cash flow from operations and borrowings, including the unborrowed portion of the credit facility or new debt issuances or from the issuance of equity securities. There can be no assurance that additional financing for acquisitions will be available at terms acceptable to National Oilwell.

     Inflation has not had a significant impact on National Oilwell's operating results or financial condition in recent years.

YEAR 2000

     The year 2000 issue is the result of computer programs having been written using two digits rather than four to define the applicable year. Any computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     On September 1, 1999, National Oilwell's Distribution Services segment completed the initial installation of SAP, its principal business system. Virtually all of its North American operating outlets are now conducting business on this Year 2000 compliant system. Costs incurred during 1998 and 1999 to reach this milestone approximated $17 million. National Oilwell's Products & Technology segment's primary operating system is Y2K compliant. In addition, National Oilwell has achieved year 2000 date conversion compliance in all of its other critical systems, including networks and infrastructure. Personal computers that were not Y2K compliant have been replaced or upgraded.

     Excluding the cost to install the SAP operating system, the total cost of the year 2000 readiness approximated $1.0 million. The Year 2000 review covered internal computer systems and process control systems, as well as embedded systems in products sold by National Oilwell. In addition, National Oilwell has communicated with its significant suppliers, customers and business partners and has not identified any significant Year 2000 concerns.

     Management believes that with its installation of new systems, conversion to new software and modifications to existing software, the year 2000 issue will pose no significant operational problems for National Oilwell. While there can be no assurance that National Oilwell has identified every possible problem, none are anticipated that could have an adverse effect on National Oilwell's financial position.

MARKET RISK DISCLOSURE

     National Oilwell is subject to market risk exposure related to changes in interest rates on its credit facility which is comprised of revolving credit notes in the United States and Canada. A portion of the borrowings are denominated in Canadian funds which could expose National Oilwell to market risk with exchange rate movements, although such is mitigated by National Oilwell's substantial operations in Canada. These instruments carry interest at a pre-agreed upon percentage point spread from either the prime interest rate or LIBOR. Under its credit facility, National Oilwell may, at its option, fix the interest rate for certain borrowings based on a spread over LIBOR for 30 days to 6 months. At December 31, 1998, National Oilwell had $55.6 million outstanding under its credit facility. Based on this balance, an immediate change of one percent in the interest rate would cause a change in interest expense of approximately $0.6 million on an annual basis. National Oilwell's objective in maintaining variable rate borrowings is the flexibility obtained regarding early repayment without penalties and lower overall cost as compared with fixed-rate borrowings.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. National Oilwell expects to adopt the new Statement effective January 1, 2001. The Statement will require National Oilwell to recognize all derivatives on the balance sheet at fair value. National Oilwell does not anticipate that the adoption of this Statement will have a significant effect on its results of operations or financial position.

     In April 1998, the AICPA issued SOP 98-5, Reporting the Costs of Start-up Activities. The SOP was effective for fiscal years beginning after December 15, 1998 and requires that the costs associated with such activities be expensed as incurred. The adoption of the new statement will not have a significant effect on earnings or the financial position of National Oilwell.

                          BUSINESS OF NATIONAL OILWELL

GENERAL

     National Oilwell is a worldwide leader in the design, manufacture and sale of machinery, equipment and downhole products used in oil and gas drilling and production, as well as in the distribution to the oil and gas industry of maintenance, repair and operating products.

     National Oilwell manufactures and assembles drilling machinery, including drawworks, mud pumps and power swivels (also known as "top drives"), which are the major mechanical components of drilling rigs, as well as masts, derricks and substructures. Many of these components are designed specifically for more demanding applications, which include offshore, extended reach and deep land drilling. The Company estimates that approximately 65% of the mobile offshore rig fleet and the majority of the world's larger land rigs (2,000 horsepower and greater) manufactured in the last twenty years utilize drawworks, mud pumps and other drilling machinery components manufactured by National Oilwell's Products and Technology segment.

     Through its Products and Technology segment, National Oilwell designs and manufactures drilling motors and specialized drilling tools for rent and sale. Drilling motors are essential components of systems for horizontal, directional, extended reach and performance drilling. Drilling tools include drilling jars, shock tools and other specialized products.

     National Oilwell also provides distribution services through its network of distribution service centers located in the United States and Canada and near major drilling and production activity worldwide. These distribution service centers stock and sell a variety of expendable items for oilfield applications and spare parts for equipment manufactured by National Oilwell. Distribution services also offer outsourcing and alliance arrangements that include comprehensive procurement, inventory management and logistics support.

BUSINESS STRATEGY

     National Oilwell's short term business strategy during the current depressed conditions for oil and gas industry is to reduce its operating costs, generate cash from its balance sheet to repay debt and provide for future strategic acquisitions and emerge from the current environment in a relatively stronger position than its competitors.

     National Oilwell's longer term business strategy is to enhance its market positions and operating performance by:

  Leveraging Its Installed Base of Higher Capacity Drilling Machinery and Equipment

     National Oilwell believes its market position presents substantial opportunities to capture a significant portion of expenditures for the construction of new, higher capacity drilling rigs and equipment as well as the upgrade and refurbishment of existing drilling rigs and equipment. Over the next few years, the advanced age of the existing fleet of drilling rigs, coupled with drilling activity involving greater depths and extended reach, is expected to generate demand for new equipment, especially in the higher capacity end of the market. National Oilwell's larger drawworks, mud pumps and power swivels often provide the largest capacities currently available in the industry. The large installed base of National Oilwell equipment also provides recurring demand for spare parts and expendable products necessary for proper and efficient operation.

  Expanding Its Downhole Products Business

     National Oilwell believes that directional, horizontal, extended reach and other value-added drilling applications are economically justifiable and will therefore increase, providing an opportunity for growth in the rental and sale of high-performance drilling motors and downhole tools.

  Building on Distribution Strengths and Alliance/Outsourcing Trends

     National Oilwell has developed and implemented integrated information and process systems that enhance procurement, inventory management and logistics activities. As a result of efficiency initiatives, oil and gas companies and drilling contractors are frequently seeking alliances with suppliers, manufacturers and service providers, or outsourcing their procurement, inventory management and logistics requirements for equipment and supplies in order to achieve cost and capital improvements. National Oilwell believes that it is well positioned to provide these services as a result of its:

     - large and geographically diverse network of distribution service centers in major oil and gas producing areas;

     - purchasing leverage due to the volume of products sold;

     - breadth of available product lines; and

     - information systems that offer customers enhanced online and onsite services.

In addition, the integration of its distribution expertise, extensive network and growing base of customer alliances provides an increased opportunity for cost-effective marketing of National Oilwell's manufactured parts and equipment.

  Continuing to Make Acquisitions That Enhance its Product Line

     National Oilwell believes that the oilfield service and equipment industry will continue to experience consolidation as businesses seek to align themselves with other market participants in order to gain access to broader markets and become affiliated with integrated product offerings. During 1997 and 1998, National Oilwell made a total of eight acquisitions and plans to continue to participate in this trend.

OPERATIONS

  Products and Technology

     National Oilwell designs, manufactures and sells the major mechanical components for both land and offshore drilling rigs as well as complete land drilling and well servicing rigs. The major mechanical components include drawworks, mud pumps, power swivels, SCR houses, traveling equipment and rotary tables. These components are essential to the pumping of fluids and hoisting, supporting and rotating of the drill string. Many of these components are designed specifically for applications in offshore, extended reach and deep land drilling. This equipment is installed on new rigs and often replaced during the upgrade and refurbishment of existing rigs.

     Masts, derricks and substructures are designed and manufactured for use on land rigs and on fixed and mobile offshore platforms, and are suitable for drilling applications to depths of up to 30,000 feet or more. Other products include pedestal cranes, reciprocating and centrifugal pumps and fluid end expendables for all major manufacturers' pumps. National Oilwell's business includes the sale of replacement parts for its own manufactured machinery and equipment.

     While offering a complete line of conventional rigs, National Oilwell has extensive experience in providing rig designs to satisfy requirements for harsh or specialized environments. Such products include drilling and well servicing rigs designed for the North Slope of Alaska and Arctic, highly mobile drilling and well servicing rigs for jungle and desert use, modular well servicing rigs for offshore platforms and modular drilling facilities for North Sea platforms.

  Distribution Services

     National Oilwell provides distribution services through its network of over 125 distribution service centers. These distribution service centers stock and sell a variety of expendable items for oilfield applications and spare parts for National Oilwell equipment. As oil and gas companies and drilling contractors have refocused on their core competencies and emphasized efficiency initiatives to reduce costs and capital requirements, National Oilwell's distribution services have expanded to offer outsourcing and alliance arrangements that include comprehensive procurement, inventory management and logistics support. In addition, management believes that National Oilwell has a competitive advantage in the distribution services business by distributing market-leading products manufactured by its Products and Technology business.

     The supplies and equipment stocked by National Oilwell's distribution service centers vary by location. Each distribution point generally offers a large line of oilfield products including valves, fittings, flanges, spare parts for oilfield equipment and miscellaneous expendable items. Most drilling contractors and oil and gas companies typically buy such supplies and equipment pursuant to non-exclusive contracts, which normally specify a discount from National Oilwell's list price for each product or product category.

     National Oilwell's tubular business is focused on the procurement, inventory management and delivery of oil country tubular goods manufactured by third parties. Tubular goods primarily consist of well casing and production tubing used in the drilling, completion and production of oil and gas wells. Well casing is used to line the walls of a well bore to provide structural support.

     Production tubing provides the conduit through which the oil or gas will be brought to the surface upon completion of the well. Substantially all sales of tubular goods are made through National Oilwell's direct sales force and have historically been concentrated in North America.

     Strategic alliances are significant to the Distribution Services business and differ from standard agreements for supplies and equipment in that National Oilwell becomes the customer's primary supplier of those items. In certain cases, National Oilwell has assumed responsibility for procurement, inventory management and product delivery for the customer, occasionally by working directly out of the customer's facilities.

  Marketing

     Substantially all of National Oilwell's drilling machinery, equipment and spare parts sales, and a large portion of its smaller pumps and parts sales, are made through its direct sales force and distribution service centers. Sales to foreign state-owned oil companies are typically made in conjunction with agent or representative arrangements. National Oilwell's downhole products are generally rented in Canada and Venezuela and marketed worldwide through its own sales force and through commissioned representatives. Distribution sales are made through the Company's network of distribution service centers. Customers for National Oilwell's products and services include drilling and other service contractors, exploration and production companies, supply companies and nationally owned or controlled drilling and production companies.

  Competition

     The oilfield services and equipment industry is highly competitive and National Oilwell's revenues and earnings can be affected by price changes, introduction of new technologies and products and improved availability and delivery. National Oilwell competes in each of its segments with a large number of companies, none of which are dominant in that particular segment.

  Manufacturing and Backlog

     National Oilwell has manufacturing facilities located in the United States and Canada. The manufacture of parts or purchase of components is also outsourced to qualified subcontractors. The manufacturing operations require a variety of components, parts and raw materials which National Oilwell purchases from multiple commercial sources. National Oilwell has not experienced and does not expect any significant delays in obtaining deliveries of materials.

     Sales of products are made on the basis of written orders and oral commitments. The Company's backlog for equipment at December 31, 1998 was $77 million as compared to $270 million at

December 31, 1997 and $38 million at December 31,1996. Substantially all of the current backlog will be shipped by the end of the second quarter of 1999. The reduction in new orders for capital equipment will have a negative effect on operating results in 1999.

  Distribution Suppliers

     National Oilwell obtains products sold by its Distribution Services business from a number of suppliers, including its own Products and Technology segment. No single supplier of products is significant to the company. National Oilwell has not experienced and does not expect a shortage in products or tubular goods that it sells.

  Engineering

     National Oilwell maintains a staff of engineers and technicians to:

     - design and test new products, components and systems for use in drilling and pumping applications;

     - enhance the capabilities of existing products; and

     - assist the Company's sales organization and customers with special projects.

     National Oilwell's product engineering efforts focus on developing technology to improve the economics and safety of drilling and pumping processes. National Oilwell has recently developed a 1,000 ton capacity power swivel to complement its lower capacity models, and has also introduced a 6,000 horsepower active heave compensating drawworks and a dual derrick system to increase customer efficiencies on deep water drilling rigs at extended depths and during horizontal drilling.

  Patents and Trademarks

     National Oilwell owns or has a license to use a number of patents covering a variety of products. Although in the aggregate these patents are of importance, the Company does not consider any single patent to be of a critical or essential nature. In general, National Oilwell depends on technological capabilities, quality products and application of its expertise rather than patented technology in the conduct of its business.

PROPERTIES

     National Oilwell owns or leases approximately 150 facilities worldwide, including the following principal manufacturing and administrative facilities:

                                 APPROXIMATE
                                  BUILDING
                                    SPACE
LOCATION                        (SQUARE FOOT)            DESCRIPTION             STATUS
--------                        -------------            -----------             ------
Houston, Texas................     260,000      Manufactures drilling
                                                machinery and equipment          Leased
Galena Park, Texas............     188,000      Fabricates drilling components
                                                and rigs                         Owned
Houston, Texas................     178,000      Manufactures SCR systems         Owned
Edmonton, Alberta, Canada.....     162,000      Manufactures downhole tools      Owned
McAlester, Oklahoma...........     117,000      Manufactures pumps and
                                                expendable parts                 Owned
Houston, Texas................     100,000      Administrative offices           Leased
Marble Falls, Texas...........      65,000      Manufactures drilling
                                                expendable parts                 Owned
Edmonton, Alberta, Canada.....      57,000      Manufactures drilling
                                                machinery and equipment          Owned
Rosenberg, Texas..............      44,000      Manufactures downhole tools      Leased

     National Oilwell owns or leases five satellite repair and manufacturing facilities that refurbish and manufacture new equipment and parts and approximately 125 distribution service centers worldwide. Management believes that the capacity of facilities is adequate to meet demand currently anticipated for the next year.

              DIRECTORS AND EXECUTIVE OFFICERS OF NATIONAL OILWELL

     Set forth below is certain information regarding each of National Oilwell's current directors and executive officers.

Joel V. Staff........................   Mr. Staff has served as the President and Chief Executive
                                        Officer of National Oilwell since 1993 and Chairman of the
                                        Board since January 1996.
Howard I. Bull.......................   Mr. Bull has served as a Director of National Oilwell since
                                        January 1996.
James C. Comis III...................   Mr. Comis has served as a Director of National Oilwell since
                                        January 1996.
W. McComb Dunwoody...................   Mr. Dunwoody has served as a Director of National Oilwell
                                        since January 1996.
James J. Fasnacht....................   Mr. Fasnacht has served as Vice President of National
                                        Oilwell since 1993 and as Group President, Distribution
                                        Services since April 1997.
Jerry N. Gauche......................   Mr. Gauche has served as Vice President-Organizational
                                        Effectiveness of National Oilwell since January 1994.
Ben A. Guill.........................   Mr. Guill has served as a Director of National Oilwell since
                                        May 1999.
Honor Guiney.........................   Ms. Guiney has served as Vice President and Chief
                                        Information Officer of National Oilwell since April 1999.
Steven W. Krablin....................   Mr. Krablin has served as Vice President and Chief Financial
                                        Officer of National Oilwell since January 1996.
William E. Macaulay..................   Mr. Macaulay has served as a Director of National Oilwell
                                        since January 1996.
Merrill A. Miller, Jr. ..............   Mr. Miller has served as Vice President since July 1996 and as Group President, Products and Technology of National
                                        Oilwell since April 1997.
Frederick W. Pheasey.................   Mr. Pheasey has served as a Director and Executive Vice
                                        President of National Oilwell since September 1997.

     The address for each director and executive officer of National Oilwell is 10000 Richmond Avenue, Houston, Texas 77042.

     Additional information regarding the directors, executive officers and principal stockholders of National Oilwell is contained in its Proxy Statement dated April 20, 1999 with respect to the 1999 Annual Meeting of Stockholders of National Oilwell, which is incorporated by reference into this prospectus.

                         HITEC SELECTED FINANCIAL DATA

     The Hitec Selected Financial Data should be read in conjunction with Hitec's Consolidated Financial Statements and the notes thereto, which are included elsewhere in this Prospectus. The Hitec Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Norway.

                                              NINE MONTHS
                                                 ENDED                   YEAR ENDED
                                             SEPTEMBER 30,              DECEMBER 31,
                                             -------------   ----------------------------------
                                             1999    1998    1998    1997   1996    1995   1994
                                             -----   -----   -----   ----   -----   ----   ----
                                               (IN MILLIONS OF NOK, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Revenue....................................    867   1,014   1,376    803     469    519    238
Operating income or loss...................     60      36      73     12     (14)    57     17
Share in associated companies..............    (48)     47      43    199       1      1     (1)
Income or loss before taxes................      3      78     107    215     (15)    59     16
Minority share of net income...............     21       1       1    (62)      0      0      0
Net income or loss.........................     22      56      58     90     (12)    43     11
Income per share, fully diluted............   0.59    1.47    1.55   2.44   (0.34)  1.46   0.44
BALANCE SHEET DATA:
Total assets...............................  1,041   1,021   1,184    949     477    488    127
Long-term liabilities -- interest
  bearing..................................    142     134     122    111     108      1      3
Shareholders' equity.......................    516     488     492    430     274    222     76

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS OF HITEC

INTRODUCTION

     Hitec is a leading provider of innovative and technologically advanced systems and solutions to the oil and gas exploration, development and production industry, as well as to the shipping industry. Hitec designs, engineers, constructs and installs customized solutions and develops and applies advanced technology to create products which enhance traditional methods used in the drilling process. Hitec has a number of operating companies within the Products & Technology and Engineering & Construction segments.

     In recent years Hitec's advanced products for the oil and gas industry have gained wider acceptance. This led to growth in order intake in 1997 and early 1998, in particular from customers outside Norway. As sales consist primarily of capital equipment with a production time of 6 to 24 months, these orders have in turn resulted in growth in revenues and net income in 1998 and 1999. Hitec's revenues are however also influenced by the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and companies directly or indirectly providing services and equipment to the oil companies, which in turn are affected by current and anticipated prices of oil and gas. Beginning in late 1997, current and near term expectations for oil prices declined. The resulting lower demand for products and services has had a negative impact on Hitec's order intake in late 1998 and 1999, and a corresponding reduction in revenues and net income from the second half 1999. Oil prices have recovered since late July 1999 to a range of $20-$25 per barrel. Hitec expects its revenues to increase if its customers gain confidence in sustained commodity prices at this level and as their cash flows from operations improve allowing them to purchase products sold by Hitec.

     A substantial part of revenues stems from sales of new capital equipment. This can result in certain fluctuations in volume between periods depending on the size and timing of production of orders. As noted above, the low oil prices prevailing in 1998 and the corresponding reduction in the level of new orders are having a negative impact on operating results in the second half of 1999.

     Hitec conducts is operations through its drilling and non-drilling businesses as follows:

THE DRILLING BUSINESS

     The Drilling business is principally conducted through the companies Hitec Drilling & Marine Systems AS, Maritime Industry Service AS and certain subsidiaries in USA, Canada, Great Britain and Brazil.

     Hitec Drilling & Marine Systems is the largest company in the Group. Its core business is the production of control and data acquisition systems for drilling rigs and drilling equipment, including the state-of-the-art Cyberbase(TM) operator station. HDMS' other key products include the ActiveHeave Drilling(TM) heave compensating drawworks, and remote controlled and automated systems to control the drilling process. HDMS also acts as a project manager in developing entire drilling packages to meet a customer's specific needs.

     Maritime Industry Service is a supplier of solutions and services related to upgrading, modifying, maintaining and repairing offshore drilling rigs and platforms. Companies and offices in Great Britain, Brazil, Canada and USA act mainly as sales and service offices for the Drilling Business and for other Drilling Business companies in the Group.

THE NON-DRILLING BUSINESS

     The Non-Drilling Business consists of a number of companies providing equipment and services to a variety of customers both within the oil and gas and related services industries, and in other, non oil and gas related, industries.

ASSOCIATED COMPANIES

     Hitec has owned equity interests in Navis ASA and Roxar ASA since their establishment. During the period 1996 to 1998, Hitec also owned 40% of Advanced Production and Loading AS, a Norwegian company. A portion of Hitec's equity interest in Navis is owned through a 51% owned subsidiary, giving rise to a minority share. Through the third quarter of 1999, Hitec has accounted for these companies as associated companies using the equity method. Changes in the equity of these companies has therefore influenced Hitec's income.

RESULTS OF OPERATIONS

     Operating results are as follows (in NOK millions):

                                                      PERIOD ENDED        YEAR ENDED
                                                     SEPTEMBER 30,       DECEMBER 31,
                                                     --------------   -------------------
                                                     1999     1998    1998    1997   1996
                                                     -----   ------   -----   ----   ----
Revenues...........................................   867    1,014    1,376   803    469
                                                      ===    =====    =====   ===    ===
Operating Income...................................    71       46       73    12    (14)
                                                      ===    =====    =====   ===    ===

  Nine months ended September 30, 1999 compared to results for the nine months ended September 30, 1998

     Hitec ASA

     Revenues. Revenues for the first nine months of 1999 decreased by NOK 147 million compared to the first nine months of 1998 primarily due to decreased revenues from the Drilling business. The market for drilling technology has remained weak throughout 1999 and order intake has been low. The decrease in revenues relate primarily to reduced volume from complete integrated drilling modules. Revenues generated by acquisitions completed in 1999 totaled approximately NOK 60 million during the year.

     Operating Income. Operating income for the first nine months of 1999 increased by NOK 25 million compared to the first nine months of 1998 primarily due to increased margins in the Drilling business. Operating income as a percentage of revenues increased due to the mix of products, and due to the effects of standardization and repeat sales of certain products. Acquisitions completed in 1999 had a negative impact of NOK 7 million on operating profit during the year.

     Order Backlog. The order backlog was NOK 492 million at September 30, 1999 compared to NOK 767 million at September 30, 1998. Of the order backlog at September 30, 1999 approximately NOK 190 million relate to the Drilling business. A majority of the current backlog is expected to be earned by the first quarter of 2000.

     Associated companies. Loss from associated companies was NOK 48 million at September 30, 1999 compared to net income of NOK 47 million at September 30, 1998. The 1999 loss consists primarily of losses totalling NOK 72 million caused by reductions in the equity value of Hitec's shares due to the issue price of two share issuances of Navis ASA and a gain of NOK 25 million on the sale of approximately 1.9 million shares in Roxar ASA. After taxes and accounting for the minority's share in the ownership of the Navis shares, the total effect of these transactions on net income is a loss of NOK 4 million. Net income at September 30, 1998 relate primarily to the sale of all shares in a non-listed Norwegian company (Advanced Production and Loading AS).

     The Drilling Business

     Revenues. Revenues for the first nine months of 1999 were NOK 440 million, a decrease of NOK 208 million compared to the first nine months of 1998. The decrease is primarily due to a lower level of new orders for drilling equipment in the preceding period, and in particular reduced volume from complete integrated drilling modules. The market for drilling technology has remained weak throughout 1999.

     Operating Income. Operating income was NOK 63 million for the first nine months of 1999, an increase of NOK 16 million compared to the first nine months of 1998. The increase is primarily due to increased margins. Operating income as a percentage of revenues increased due to the mix of products; and due to the effects of standardization and repeat sales of certain products.

  Year ended December 31, 1998 compared to results for the year ended December 31, 1997

     Hitec ASA

     Revenues. Revenues during 1998 increased NOK 573 million over 1997 primarily due to increased demand for drilling-related capital equipment. During 1998 two projects including complete integrated drilling modules were active compared to only one in the preceding year. Coupled with higher products activity (especially derived from the addition of the new active heave compensating drawworks). Acquisitions in 1998 accounted for NOK 114 million of the increase.

     Operating Income. Operating income increased by NOK 61 million when compared to the prior year with 1998 acquisitions accounting for NOK 11 million of this incremental income and the remainder due to the higher activity levels and higher margins.

     Order Backlog. The order back log was NOK 678 million and NOK 792 million at December 31, 1998 and December 31, 1997, respectively.

     Associated Companies. At December 31, 1998 net income from associated companies was reduced to NOK 43 million compared to net income of NOK 199 million at December 31, 1997. The 1997 net income stems from the increase in equity value of Navis ASA and Roxar ASA investments, both of which were subject to initial public offerings and stock listings during 1997.

     Income Taxes. Hitec is subject to Norwegian corporation tax (28%), and foreign taxes and recorded a combined tax rate of 47% in 1998 compared to a combined tax rate of 29% in 1997. The reason for the high 1998 effective tax rate is extraordinary amortization of non-deductible goodwill in relation to sale of all shares held in Advanced Production and Loading AS.

     The Drilling Business

     Revenues. Revenues during 1998 were NOK 901 million, an increase of NOK 455 million over 1997. This was primarily due to increased international demand for Hitec's drilling technology, leading to higher products activity (especially derived from the break through of the new active heave compensating drawworks (ActiveHeave Drilling(TM))). In addition, during 1998 two projects related to complete integrated drilling modules were active compared to only one in the preceding year.

     Operating Income. Operating income increased to NOK 92 million, an increase of NOK 66 million when compared to the prior year, due to both higher activity levels and higher margins. The acquisition of Maritime Industry Service AS, completed in January 1998, contributed revenues of 85 MNOK and net income of NOK 7 million.

  Year ended December 31, 1997 compared to results for the year ended December 31, 1996

     Hitec ASA

     Revenues. Revenues during 1997 increased NOK 334 million over 1996 primarily due to increased demand for drilling capital equipment.

     Operating Income. Operating income increased by NOK 26 million in 1997 when compared to the prior year due to the higher activity levels.

     Income Taxes. Hitec is subject to Norwegian corporation tax (28%), and foreign taxes and recorded a combined tax rate of 29% in 1997 compared to a combined tax rate of 27% in 1996.

     The Drilling Business

     Revenues. Revenues during 1997 were NOK 446 million, an increase of NOK 270 million over 1996, primarily due to increased demand for drilling capital equipment.

     Operating Income. Operating income was NOK 26 million during 1997, an increase of NOK 35 million when compared to the prior year. The increase was primarily due to the higher activity levels.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1999, Hitec had working capital of NOK 209 million and a current ratio of 1.87 to 1 compared to NOK 280 million and a current ratio of
1.95 to 1 at September 30, 1998. The decrease in working capital is primarily caused by a NOK 98 million investment in long term financial assets during the fourth quarter of 1998. At December 31, 1998 the comparative figures were NOK 155 million and 1.38 to 1.0 respectively. The increase during 1999 is partially affected by the increase in long term debt relating to financing of properties already on the balance sheet at December 31, 1998.

     Net cash flows from operations were NOK 44 million at September 30, 1999 compared with a negative net cash flow of NOK 81 million at September 30, 1998. The improved cash flow from operations stems partially from the reduced activity whereas 1998 saw a significant increase in activity. Net cash flows from operations were negative by NOK 76 million at December 31, 1998 and positive by NOK 16 million at December 31, 1997 respectively.

     Cash reserves including unused overdraft facilities were NOK 124 million at September 30, 1999 compared to NOK 224 million at September 30, 1998. At December 31, 1998 and 1997 the comparable cash reserves were NOK 85 million and NOK 122 million respectively. The low level of cash reserves at December 31, 1998 was caused by the fact that several large accounts receivable fell due in January of 1999. Net interest bearing debt amounted to NOK 131 million at September 30, 1999, NOK 30 million at September 30, 1998, NOK 182 million at December 31, 1998 and NOK 10 million at December 31, 1997. Hitec's gross interest bearing debt at September 30, 1999 primarily consists of secured property financing of NOK 92 million that bear interest at a rate of one month NIBOR +0.75% and bank overdraft that bears interest at a rate of one month NIBOR +0.65%.

     Total capital expenditures were NOK 37 million during the first nine months of 1999 compared to NOK 60 million and NOK 36 million for the years ended December 31, 1998 and 1997 respectively. Property investments (including enhancements) amounted to approximately NOK 20 million during the first nine months of 1999, NOK 35 million in 1998 and NOK 21 million in 1997. The high investment level during 1997 and 1998 reflects the increased activity during these years.

     Hitec believes that cash generated from operations and amounts available under the credit facility will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations at current level of activity. Hitec also believes any significant increase in capital expenditures caused by any need to increase manufacturing capacity can be funded from operations or through debt financing.

     Inflation has not had a significant impact on Hitec's operating results or financial condition in recent years.

YEAR 2000

     The year 2000 issue is the result of computer programs having been written using two digits rather than four to define the applicable year. Any computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Hitec has carried out an evaluation of the effects the year 2000 issue could have on the Group.

     Internal computer systems that do not fulfil the year 2000 compatibility requirements have been or will be replaced during the course of 1999. Hitec mainly uses standard software from recognized suppliers.

     Certain of Hitec's own products use computer systems. Most products delivered since March 1997 are year 2000 compatible. Customers owning older systems, or more recent systems that are not year 2000 compatible, have to the extent possible been contacted and informed that such systems that are still in use should be upgraded or replaced.

     Hitec is applying certain limited measures to verify year 2000 compliance with suppliers and clients. Management believes that the Group has no suppliers of such importance that any problems at the relevant company could threaten the Group's activities.

MARKET RISK DISCLOSURE

     Hitec is subject to market risk exposure related to changes in interest rates on its credit facility and borrowings, primarily denominated in NOK. These instruments carry interest at a pre-agreed upon percentage point spread from NIBOR (Norwegian Inter Bank Offered Rate). At September 30, 1999, Hitec had NOK 162 million outstanding under its credit facility and borrowings. Based on this balance, an immediate change of one percent in the interest rate would cause a change in interest expense of approximately NOK 1.62 million on an annual basis. Hitec's objective in maintaining variable rate borrowings is the flexibility obtained regarding early repayment without penalties and lower overall cost as compared with fixed-rate borrowings.

                               BUSINESS OF HITEC

INTRODUCTION AND SUMMARY

     Hitec is a leading provider of innovative and technologically advanced systems and solutions to the oil and gas exploration, development and production industry, as well as to the shipping industry. Hitec designs, engineers, constructs and installs customized solutions and develops and applies advanced technology to create products which enhance traditional methods used in the drilling process. Hitec has a number of operating companies within its two main segments: Products & Technology and Engineering & Construction.

     Hitec's head office is located in Stavanger, Norway. Hitec conducts its operations through the coordinated activities of its holding company and operating subsidiaries, which are primarily located in Norway. The most significant operating subsidiaries are described below; certain insignificant companies are not described.

HISTORY

     Hitec was founded in Norway in 1985 by Jon Gjedebo, Hitec's President and Chief Executive Officer. Hitec initially concentrated on the production of control systems and instrumentation, particularly for the drilling industry. Around 1990 Hitec began building lightweight drilling facilities and pipe handling systems, expanding into its current strategy of developing products applying innovative technology. Hitec was listed on the Oslo Stock Exchange 1994, the same year it introduced the Cyberbase operator station. Since 1995 Hitec has expanded both internationally and in terms of new applications of its control systems expertise.

PRODUCTS & TECHNOLOGY COMPANIES

  Hitec Drilling & Marine Systems AS

     Hitec Drilling & Marine Systems is the largest company in the Group. HDMS was established on January 1, 1999 as part of a reorganization of the Hitec Group. HDMS continues most of the previous operations of Hitec ASA, which following the reorganization serves solely as a holding company.

     HDMS designs, engineers, builds and installs drilling systems and solutions. HDMS' core business in this area is the production of control and data acquisition systems for drilling rigs and drilling equipment. Based on HDMS' technology for such systems it also develops and markets certain automated or remote controlled machinery for use on drilling rigs. HDMS is also a leading supplier in Norway of complete drilling packages for fixed and mobile platforms, drilling rigs and drillships.

     One of HDMS' key products is computer-based drilling instrumentation. In 1994, Hitec created the Cyberbase(TM)operator station, in which traditional gauges, lamps and other drilling instrumentation are replaced by software on computer screens, and traditional switches, handles and levers are replaced by computer keypads and joysticks placed in the armrests of the operator's chair. The Cyberbase(TM) operator station form the basis of the current state-of-the-art driller's cabins, and Hitec believes that the product has a significant share of the world market for drilling controls for new offshore drilling rigs.

     HDMS has developed a range of machinery used for handling drill pipe and casing. Such remote controlled and automated systems play an important role in making the handling of drill pipe and casing less hazardous and time-consuming, thereby increasing efficiency and lowering cost.

     Together with National Oilwell, Hitec has designed the ActiveHeave Drilling(TM) system ("AHD") to permit drilling from semisubmersible drilling rigs and drillships based on advanced computer control of the drawworks. The AHD uses the drawworks to compensate for the heaving motion of the vessel. The AHD has several advantages over traditional systems including its ability to offset higher waves than conventional systems, provide a lower vessel center of gravity and handle heavier loads. As a result, semis and drillships using the AHD can drill in poorer weather conditions and in deeper waters.

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

     HDMS designs turn key drilling packages which may include a derrick and associated machinery including drawworks, top drive and drillpipe handling machinery; the drillers cabin, instrumentation and control systems; the drilling mud circulation system including mud pumps, mixing systems and tanks; additional drilling equipment and supporting steel structures.

     HDMS also engages in certain non-drilling activities. These include the DataVision department of HDMS, a provider of services and solutions within technical animation, visualization and virtual reality; product group Marine, a supplier of control systems for ships and process plants; and product group Environment, a supplier of control systems for water, wastewater and incineration plants.

     As of September 30, 1999, HDMS had 253 employees. In connection with the sale of the non-drilling business to HitecVision, approximately 60 of these employees will be transferred to HitecVision.

  Hitec Products AS

     Hitec Products was established on January 1, 1999 as part of a reorganization of the Hitec Group. Hitec Products is a major supplier of process instrumentation for Norwegian oil field developments and operations. Hitec Products is able to offer complete instrumentation packages to offshore developments based on agreements with leading manufacturers of such instruments. Hitec believes that Hitec Products is the market leader in Norway for the design and assembly of hydraulic systems, which are used to convert computer signals to machine movements, typically opening and closing valves, and are also an important component of many control systems.

     As of September 30, 1999, Hitec Products had 37 employees. Hitec Products will be sold to HitecVision as part of the disposal of the non-drilling business.

  Hitec Marine AS

     Hitec believes that Hitec Marine, which was acquired by Hitec in 1995-96, is the leading supplier of advanced systems for offshore loading and offloading of crude oil. Hitec Marine's products are installed worldwide on platforms, floating production units, and shuttle tankers loading oil from production facilities offshore.

     As of September 30, 1999, Hitec Marine, including subsidiaries, had 55 employees. Hitec Marine will be sold to HitecVision as part of the disposal of the non-drilling business.

  Hitec Subsea AS

     Hitec Subsea provides products and services related to remote operated subsea work, where the most important product line is remote operated subsea vessels ("ROVs"). Hitec acquired Hitec Subsea in 1996.

     As of September 30, 1999, Hitec Subsea had 38 employees. Hitec Subsea will be sold to HitecVision as part of the disposal of the non-drilling business.

  Hitec Marine Automation AS

     Hitec Marine Automation supplies navigation equipment and vessel automation systems for naval and civilian vessels. Hitec Marine Automation was acquired by Hitec in April 1999.

     As of September 30, 1999, Hitec Marine Automation had 37 employees. Hitec Marine Automation will be sold to HitecVision as part of the disposal of the non-drilling business.

  International Operations

     The various Products & Technology companies market their products internationally through a network of subsidiaries and agents. The subsidiaries are located in Aberdeen, Scotland; Rio de Janeiro, Brazil; Edmonton and Calgary, Canada; Koje City, Korea; and Houston, Texas, United States.

     As of September 30, 1999, these international subsidiaries had 85 employees, of which 4 will be transferred to HitecVision as part of the disposal of the non-drilling business.

ENGINEERING AND CONSTRUCTION COMPANIES

  Maritime Industry Service AS

     Maritime Industry Service is a supplier of solutions and services related to upgrading, modifying, maintaining and repairing offshore drilling rigs and platforms. Maritime Industry Service has its own manufacturing workshop, and also performs much of its work on site on rigs and platforms offshore or quayside.

     As of September 30, 1996, Maritime Industry Service had 86 employees.

  Hitec Framnaes AS

     Hitec Framnaes, acquired by Hitec in 1997, is a design engineering company which employs approximately 80 engineers. Hitec Framnaes provides design and project management services within new newbuild and modification of ships, including floating production units, certain types of ships' equipment, design and modification of semisubmersible drilling rigs (mainly hull related), and design and modification of process plant both in the oil and gas and other industries. Additionally, Hitec Framnaes markets proprietary designs, including designs for floating production units and semisubmersible drilling rigs, and products such as burner booms for floating production units and mobile drilling units.

     Hitec Framnaes owns 40% of Framnaes Installation AS, an on-site installation company for the oil and gas industry and for other industries. Customers include shipyards, offshore module fabricators and the mechanical and petrochemical industry in addition to offshore work for contractors and rig operators.

     As of September 30, 1999, Hitec Framnaes had 97 employees. Hitec Framnaes will be sold to HitecVision as part of the disposal of the non-drilling business.

  Karmoy Stal AS

     Karmoy Stal is a steel fabricator with a large and well-equipped facility for steel construction work. Karmoy Stal holds a strong market position in the regional industry, in particular aluminum and other smelters. Karmoy Stal also has sizeable deliveries to the offshore oil and gas industry. A significant part of the workforce, mainly skilled welders and other skilled labor, are hired out to other companies as contract labor.

     As of September 30, 1999, Karmoy Stal had 184 employees. Karmoy Stal will be sold to HitecVision as part of the disposal of the non-drilling business.

CUSTOMERS

     Hitec's major customers for drilling technology include major Norwegian and international oil companies, drilling contractors, drilling rig builders and oil service companies. Although the size of certain projects means that at any particular point in time a single customer may account for a significant portion of Hitec's revenues, the loss of any one customer would not have a material adverse effect on Hitec.

COMPETITION

     Hitec participates in markets that are characterized by intense competition. Hitec competes with other suppliers that offer a similar range of products and services, although no one competitor offers Hitec's complete range of products. Contracts for systems and solutions provided by Hitec to the oil and gas industry are traditionally put out to bid. While the cost to the customer of purchasing, operating and maintaining the product over its lifetime (the "Life Cycle Cost") is the major factor which influences whether Hitec is awarded a contract, other important factors include the product's technical features, Hitec's execution skills, experience in the technologically complex nature of complicated projects, reputation and customer relations. Although Hitec believes that it has established an international reputation for technologically innovative products and excellent standards, there can be no assurance that future contract awards will be made on any basis other than Life Cycle Cost.

TECHNOLOGY AND PRODUCT DEVELOPMENT

     Hitec aims to be a world leader in the development of innovative new technology for the oil and gas industry and believes that constant innovation of the technology developed for its products is important to its continued success. Hitec's technology and product development activities are focused on enhancing its existing products while seeking cost efficient methods to create new products. Generally, Hitec's customers partially fund the development of new technology. For a new design, Hitec initially undertakes a feasibility study. Hitec then markets the product concept to its customers and may sell the first product at cost so that its development costs are partially borne by the customer.

MARKETING, SALES AND DISTRIBUTION

     Hitec markets its products primarily through its own sales force, and generally includes its engineers as part of the sales team. Hitec's subsidiaries outside of Norway act as sales organizations in their respective countries. Hitec also uses commission agents in a number of countries.

INTELLECTUAL PROPERTY

     Hitec owns a number of Norwegian and foreign patents covering a variety of products. Hitec does not consider any single patent to be essential for its business. In general, Hitec relies on its industry standing and being in the forefront of new technology development. Hitec has the right to use a number of brand names and technological concepts such as Cyberbase(TM), C-Link(TM), SDI(TM) and Active Heave Drilling(TM).

EMPLOYEES

     As of September 30, 1999 Hitec employed 885 employees, of whom about 85 worked outside Norway.

     Hitec Framnaes AS and Karmoy Stal AS are the only companies within Hitec to have employees represented by a union. Such employees represent approximately 40% of Hitec Framnaes and approximately 80% of Karmoy Stal, in total 21% of Hitec. There are a few agreements negotiated between management and representatives elected by employees governing general working conditions not covered directly by Norwegian law or employment contracts.

     There has been no labor action among the employees during the past year, and Hitec considers its relations with its employees to be good.

SUPPLIERS AND SUBCONTRACTORS

     On many major projects for which Hitec acts as the project manager, a significant portion of the work is contracted to, and a significant portion of the equipment may be procured from, third party suppliers or vendors. For some types of equipment, Hitec enters into contracts with subcontractors and suppliers on a project-by-project basis; however, Hitec has frame agreements with its main suppliers in order to standardize certain components. Such agreements normally have a duration of one to three years. In all cases, alternative sources are readily available.

     Hitec's suppliers are located worldwide, the majority being located in Europe while Hitec's major equipment suppliers are located in the U.S. and Canada. The loss of any one supplier would not materially affect Hitec's operations as alternative equipment and sub-contractors are readily available without, Hitec believes, any significant increase in the costs of Hitec's projects.

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

FACILITIES

     The principal offices and facilities owned or leased by Hitec and their current uses are described in the following table:

                                      FACILITY       PROPERTY
LOCATION                                SIZE           SIZE       TENANCY                USE
--------                            ------------   ------------   -------   -----------------------------
                                    (SQ. METERS)   (SQ. METERS)
Lagerveien 6, Stavanger, Norway...     4,000           4,000      Owned     Offices/workshop
Lagerveien 14, Stavanger,
  Norway..........................     1,750           5,536      Owned     Offices/workshop
Vikaveien 85, Arendal, Norway.....     2,165           6,440      Owned     Offices
Sondre Kullerod, Sandefjord,
  Norway..........................     3,290           7,016      Owned     Offices
Steiningsholmen, Skudeneshavn,
  Norway..........................     7,805          29,764      Owned     Offices/workshop
5225 Hollister, Houston, TX USA...     2,000          10,000      Owned     Offices/workshop
266 Auchmill Road, Aberdeen,
  Scotland........................       384           2,000      Owned     Offices/workshop
Lagerveien 8, Stavanger, Norway...     1,535           2,535      Leased    Headquarters/Offices
Lagerveien 16, Stavanger,
  Norway..........................     1,150           2,650      Leased    Offices/workshop
Lagerveien 20, Stavanger,
  Norway..........................     5,000           5,471      Leased    Offices
Dusavik, Norway...................     1,422           2,426      Leased    Offices/workshop

LEGAL PROCEEDINGS

     Hitec is from time to time involved in routine litigation incidental to its operations. Hitec does not believe that any liabilities that may result from currently pending legal proceedings will, individually or in the aggregate, have a material adverse effect on its business or the consolidated financial position or future results of operations and cash flows of Hitec and its subsidiaries taken as a whole.

MAJOR SHAREHOLDINGS OF HITEC

     Hitec holds significant interests in two companies. These interests are included in the sale of the non-drilling business to HitecVision.

  Roxar ASA

     Roxar ASA was formed in 1999 as the result of a merger between Smedvig Technologies and Multi-Fluid ASA. Roxar is a global supplier of integrated field development and reservoir management products and services to the oil and gas industry.

     Using Roxar modeling tools, the company creates accurate 3D models of subsurface structures, and simulates fluid flow during hydrocarbon extraction. It also provides systems to monitor, control and measure the three phase production from the reservoir in real time.

     Multi-Fluid was a former Hitec subsidiary which was spun off and listed separately in 1997. The company's main products, now part of Roxar's product range, were multiphase meters and water-cut meters. Hitec currently has a 13% shareholding in Roxar ASA.

  Navis ASA

     Navis ASA was established in 1997 as a subsidiary of Hitec's 51% owned subsidiary DynaSea AS, with the purpose of commercializing a new drillship technology. Navis became a public company in 1997.

     Hitec has entered into a contract with the Samsung shipyard in South Korea, for the construction of Navis Explorer I, an advanced, dynamic drillship, based on the Navis design. Navis Explorer I will be capable of drilling world wide at a water depth of 3,000 m, and capable of year-round operations in harsh environments. The Vessel is scheduled for delivery in the first quarter of 2000. No contract has yet been signed for utilization of the vessel.

     Navis ASA is located in Stavanger, Norway, and listed on the Oslo Stock Exchange. Hitec has a direct ownership of 11% in Navis, as well as an indirect ownership of 3% through 6% ownership by DynaSea AS, which is owned 51% by Hitec.

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

                               OWNERSHIP OF HITEC

     The table below sets forth, as of September 30, 1999, information with respect to the beneficial ownership of Hitec's common stock by:

     - each person who is known by Hitec to own beneficially more than 5% of the outstanding shares of Hitec common stock;

     - each director of Hitec;

     - the chief executive officer and four other most highly compensated executive officers of Hitec; and

     - all directors and executive officers of Hitec as a group.

     Unless otherwise indicated, to the knowledge of Hitec all persons listed below have sole voting and investment power over their shares of common stock.

                                                                      OPTIONS/
NAME OF BENEFICIAL OWNER                                   SHARES     WARRANTS     TOTAL      PERCENT
------------------------                                 ----------   --------   ----------   -------
DIRECTORS AND EXECUTIVE OFFICERS
Knut Am................................................           0    10,000        10,000        *
Geir B. Larsen(1)......................................      20,000    10,000        30,000        *
Folke Hermansen(2).....................................     100,000    10,000       110,000        *
Bjarte Haland..........................................      26,000       500        26,500        *
Odd Mohus..............................................         100     1,500         1,600        *
Charles William Pedersen...............................           0         0             0        *
Jon Gjedebo(3).........................................  10,346,188    20,500    10,366,688    27.44%
Ole Ertvaag............................................           0    10,500        10,500        *
Rune Kvernberg.........................................           0    10,500        10,500        *
Ola Saetre.............................................     919,972    10,500       930,472     2.74%
All directors and executive officers as a group (10
  persons).............................................  11,412,260    84,000    11,496,260    30.43%
OTHER 5% OWNERS
Styrbjorn AS(4)........................................  10,187,188        --    10,187,188    26.97%
Mosvold Farsund AS.....................................   3,740,000        --     3,740,000     9.90%

---------------

 *  Less than 1%

(1) Mr. Larsen owns these shares through Svennevik Invest AS, a Norwegian company. Mr. Larsen also represents Mosvold Farsund AS, a company of which he has been Managing Director, and which is the second largest shareholder of Hitec with 3,740,000 shares (9.94% of the outstanding shares of common stock) as of November 1, 1999.

(2) Mr. Hermansen owns his shares through Det Stavangerske Dampskibsselskap AS, Norwegian company.

(3) Mr. Gjedebo owns 10,187,188 of his shares through Styrbjorn AS and 159,000 of his shares through Joto AS. Styrbjorn AS is the largest shareholder of Hitec with 27.07% of the outstanding shares of common stock as of November 1, 1999.

(4) Styrbjorn AS is controlled by Jon Gjedebo, the Chief Executive Officer and a director of Hitec.

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

                       INFORMATION REGARDING JON GJEDEBO

     Following the completion of the offer, Jon Gjedebo, age 54, President and Chief Executive Officer of Hitec since its founding in 1985, will be appointed Executive Vice President and Chief Technology Officer of National Oilwell. Additionally, Mr. Gjedebo will be appointed to the board of directors of National Oilwell at the meeting of the board of directors next following completion. National Oilwell will nominate Mr. Gjedebo for re-election as a director at the its next annual meeting of stockholders.

     The following table sets forth a summary of the compensation paid to Mr. Gjedebo by Hitec for the last three years:

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                          ANNUAL COMPENSATION                     COMPENSATION
                        -------------------------------------------------------   ------------
                                                               ALL OTHER ANNUAL      SHARES
                                                                 COMPENSATION      UNDERLYING     ALL OTHER
NAME AND POSITION       YEAR   SALARY (NOK)(1)   BONUS (NOK)       (NOK)(2)        OPTIONS(3)    COMPENSATION
-----------------       ----   ---------------   -----------   ----------------   ------------   ------------
Jon Gjedebo...........  1998       880,803           --            111,502               --          --
  President and Chief   1997       840,690           --             79,570           66,800          --
  Executive Officer     1996       738,035           --             74,200          112,000          --

---------------

(1) These amounts include an annual fee of NOK 60,000 paid to Mr. Gjedebo for his service as a director of Hitec ASA.

(2) These amounts represent insurance premiums paid by, on or behalf of Hitec with respect to term life insurance for Mr. Gjedebo.

(3) Mr. Gjedebo relinquished these options and Hitec subsequently made a charitable donation of these options.

     Mr. Gjedebo currently holds options to purchase 20,500 Hitec shares at a price of NOK 20 per share. These options were granted on December 18, 1998 and are exercisable on December 1, 2000. Mr. Gjedebo has never exercised any options to purchase shares of Hitec ASA.

COMPENSATION AS A DIRECTOR

     Mr. Gjedebo received an annual fee of NOK 60,000 for his service on the board of Hitec Marine, a subsidiary of Hitec. In 1997, Mr. Gjedebo received an annual fee of NOK 15,000 for his service on the board of APL, an associated company of Hitec until 1998. In 1996, fees paid to Mr. Gjedebo as a director of certain subsidiaries and associated companies of Hitec totalled NOK 50,000.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Gjedebo is the owner of Styrbjorn AS, a Norwegian limited company. Styrbjorn controls several other Norwegian companies, including Maletempelet AS, Joto AS, Cybernetix AS and Bifrost AS. The following is a list of related transactions between these companies and Hitec since January 1, 1998:

     - Hitec leases an office building (Lagerveien 8) from Maletempelet AS at an annual rent of approximately NOK 3,050,000;

     - Hitec leases an outdoor storage facility from Bifrost AS at an annual rent of NOK 200,000 for 1998 and NOK 240,000 for 1999;

     - Hitec has paid Cybernetix NOK 239,670 for consulting services performed to date in 1999; and

     - Hitec has paid Joto AS NOK 80,600 for consulting services performed to date in 1999.

     Additionally, in December 1998, Hitec purchased sixty percent of the shares of Karmoy Stal AS from Joto Eiendom AS and Cybernetix AS for a total consideration of NOK 18,000,000, which was based in part on the future earnings of Karmoy Stal AS and its co-operating company Maritime Industry Service AS, which was already a subsidiary of Hitec. Prior to the acquisition, Hitec owned thirty percent of the outstanding shares of Karmoy Stal. Joto Eiendom AS and Cybernetix AS also are entitled to receive NOK 900,000 each if the 1999 combined pre-tax profit of Karmoy Stal AS and Maritime Industry Service AS exceeds NOK 18,000,000. Hitec will be required to pay NOK 900,000 to each of Karmoy Stal AS and Maritime Industry Service AS if the combined pre-tax profit of Karmoy Stal AS and Maritime Industry Service AS exceeds NOK 20,000,000 in 2000 and 2001. Finally, if Karmoy Stal AS and Marine Industry Service AS are sold at any time during 1999-2001, Joto Eiendom AS and Cybernetix AS will be entitled to receive a portion of the sales price if the sales price exceeds certain levels.

     Mr. Gjedebo is also a party to certain patent license agreements with Hitec. Pursuant to these agreements, Mr. Gjedebo will receive a royalty payment between one to three percent of the potential sales by Hitec of products based on certain of Mr. Gjedebo's inventions. There is no guarantee that Hitec will sell any of these products or that Mr. Gjedebo will receive any royalty payments under these patent license agreements.

                                 LEGAL MATTERS

     Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, will issue an opinion as to the validity of the common stock of National Oilwell offered under this prospectus.

                                    EXPERTS

     The consolidated financial statements of National-Oilwell, Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, 1221 McKinney Street, Suite 2400, Houston, Texas 77010, independent auditors, as set forth in their report thereon appearing herein which, as to the year 1996, is based in part on the report of Coopers & Lybrand, 1501 TD Tower, 10088 102 Avenue, Edmonton, Alberta Canada T5J2Z1, independent auditors. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

     The parent only and consolidated financial statements of Hitec have been audited by Deloitte & Touche, Strandsvingen 14, 4066 Stavanger, Norway, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports and other information with the Securities and Exchange Commission. These reports, proxy statements and other information can be read and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; Midwest Regional office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at the prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. by calling the SEC at 1-800-732-0330. In addition, we file this material electronically with the SEC, and the SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding companies (including us) that file electronically with the SEC. Our common stock is listed on the New York Stock Exchange and our reports, proxy statements and other information can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We have filed with the SEC a registration statement on Form S-4, with respect to our common stock to be issued to Hitec shareholders in connection with the completion of the offer, and this prospectus is part of our registration statement. For further information with respect to us and the shares, we refer you to the registration statement and its exhibits.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
NATIONAL OILWELL AND SUBSIDIARIES
Report of Ernst & Young LLP, Independent Auditors...........   F-2
Report of Coopers & Lybrand, Independent Auditors of
  Dreco.....................................................   F-3
Consolidated Balance Sheets at December 31, 1998 and
  December 31, 1997.........................................   F-4
Consolidated Statements of Operations for the years ended
  December 31, 1998, December 31, 1997 and December 31,
  1996......................................................   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, December 31, 1997 and December 31,
  1996......................................................   F-6
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1998, December 31, 1997 and
  December 31, 1996.........................................   F-7
Notes to Consolidated Financial Statements..................   F-8
Consolidated Balance Sheets at September 30, 1999
  (Unaudited) and December 31, 1998.........................  F-22
Unaudited Consolidated Statements of Operations for the nine months ended September 30, 1999 and September 30, 1998....  F-23
Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 1999 and September 30, 1998....  F-24
Notes to Unaudited Consolidated Interim Financial
  Statements................................................  F-25
HITEC ASA AND SUBSIDIARIES*
Report of Deloitte & Touche, Independent Auditors...........  F-28
Directors' Report for 1998..................................  F-29
Income Statements of Hitec ASA (Parent Only) and
  Consolidated Income Statements for the years ended
  December 31, 1998, December 31, 1997 and December 31,
  1996......................................................  F-34
Balance Sheet of Hitec ASA (Parent Only) and Consolidated
  Balance Sheets at December 31, 1998 and December 31,
  1997......................................................  F-35
Cash Flow Statements of Hitec ASA (Parent Only) and
  Consolidated Cash Flow Statements for the years ended
  December 31, 1998, December 31, 1997 and December 31,
  1996......................................................  F-37
Accounting Principles.......................................  F-38
Notes to Financial Statements...............................  F-41
Unaudited Summary Consolidated Income Statements for the
  nine months ended September 30, 1999 and September 30,
  1998......................................................  F-55
Unaudited Summary Consolidated Balance Sheet at September
  30, 1999..................................................  F-56
Unaudited Consolidated Cash Flow Statement for the nine
  months ended September 30, 1999 and September 30, 1998....  F-57
Notes to Unaudited Consolidated Interim Financial
  Statements................................................  F-58

---------------

* The Report of Deloitte & Touche, the Directors' Report for 1998, and financial statements of Hitec are English translations of the original Norwegian text.

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
National-Oilwell, Inc.

     We have audited the accompanying consolidated balance sheets of National-Oilwell, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit in 1996 the financial statements of Dreco Energy Services, Ltd., a wholly-owned subsidiary, which statements reflect total revenues of $113,195,000 for the year ended November 30, 1996. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Dreco Energy Services, Ltd., is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National-Oilwell, Inc., at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            /s/ ERNST & YOUNG LLP

Houston, Texas
August 19, 1999

To the Directors of
Dreco Energy Services Ltd.

     We have audited the consolidated balance sheet of Dreco Energy Services Ltd. as at November 30, 1996 and the consolidated statements of operations, shareholders' equity and cash flows for the twelve months ended November 30, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the company as at November 30, 1996 and the consolidated results of its operations and its cash flows for the twelve months then ended in accordance with generally accepted accounting principles in the United States.

                                            /s/ COOPERS & LYBRAND
                                            Chartered Accountants

Edmonton, Alberta
October 21, 1997

                             NATIONAL-OILWELL, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1997
                                                              ------------   ------------
Current assets:
  Cash and cash equivalents.................................    $ 11,963       $ 20,391
  Receivables, less allowance of $4,963 and $4,162..........     301,405        210,062
  Unbilled revenues.........................................          --         31,521
  Inventories...............................................     253,385        216,578
  Deferred taxes............................................      16,489          9,839
  Prepaid and other current assets..........................       7,677          6,988
                                                                --------       --------
          Total current assets..............................     590,919        495,379
  Property, plant and equipment, net........................      96,174         77,921
  Deferred taxes............................................       6,757          4,919
  Goodwill..................................................     145,696         24,233
  Property held for sale....................................       9,981             --
  Other assets..............................................       6,361            541
                                                                --------       --------
                                                                $855,888       $602,993
                                                                ========       ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Current portion of long-term debt.........................    $  8,427       $ 10,543
  Accounts payable..........................................     131,575        152,296
  Customer prepayments......................................      25,392         37,688
  Accrued compensation......................................       7,237         12,957
  Other accrued liabilities.................................      54,158         26,285
                                                                --------       --------
          Total current liabilities.........................     226,789        239,769
  Long-term debt............................................     221,198         61,719
  Deferred taxes............................................       4,097          2,675
  Other liabilities.........................................      10,505         14,622
                                                                --------       --------
          Total liabilities.................................     462,589        318,785
Commitments and contingencies
Stockholders' equity:
  Common stock -- par value $.01; 57,916,785 and 53,575,782
     shares issued and outstanding at December 31, 1998 and
     December 31, 1997......................................         579            536
  Additional paid-in capital................................     248,194        207,950
  Accumulated other comprehensive income....................     (13,821)        (7,018)
  Retained earnings.........................................     158,347         82,740
                                                                --------       --------
                                                                 393,299        284,208
                                                                --------       --------
                                                                $855,888       $602,993
                                                                ========       ========

        The accompanying notes are an integral part of these statements.

                             NATIONAL-OILWELL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                            ----------------------------------
                                                               1998         1997        1996
                                                            ----------   ----------   --------
Revenues..................................................  $1,271,914   $1,097,406   $822,443
Cost of revenues..........................................     990,341      880,708    693,253
                                                            ----------   ----------   --------
Gross profit..............................................     281,573      216,698    129,190
Selling, general, and administrative......................     142,628      114,252     82,045
Special charge............................................      16,433       10,660     16,611
                                                            ----------   ----------   --------
Operating income..........................................     122,512       91,786     30,534
Interest and financial costs..............................     (13,901)      (7,088)   (12,710)
Interest income...........................................       1,025        1,524      1,301
Other income (expense), net...............................        (280)         (77)       303
                                                            ----------   ----------   --------
Income before income taxes and extraordinary loss.........     109,356       86,145     19,428
Provision for income taxes................................      40,402       31,318      6,733
                                                            ----------   ----------   --------
Net income before extraordinary loss......................      68,954       54,827     12,695
Extraordinary loss, net of tax benefit....................          --          623      4,000
                                                            ----------   ----------   --------
Net income................................................  $   68,954   $   54,204   $  8,695
                                                            ==========   ==========   ========
Net income per share:
  Basic
     Net income before extraordinary loss.................  $     1.26   $     1.03   $   0.30
     Extraordinary loss...................................          --        (0.01)     (0.10)
                                                            ----------   ----------   --------
     Net income...........................................  $     1.26   $     1.02   $   0.20
                                                            ==========   ==========   ========
Net income per share:
  Diluted
     Net income before extraordinary loss.................  $     1.26   $     1.02   $   0.30
     Extraordinary loss...................................          --        (0.01)     (0.10)
                                                            ----------   ----------   --------
     Net income...........................................  $     1.26   $     1.01   $   0.20
                                                            ==========   ==========   ========
Weighted average shares outstanding:
  Basic...................................................      54,700       53,044     41,938
                                                            ==========   ==========   ========
  Diluted.................................................      54,882       53,876     42,473
                                                            ==========   ==========   ========

        The accompanying notes are an integral part of these statements.

                             NATIONAL-OILWELL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1998        1997       1996
                                                             ---------   --------   ---------
Cash flow from operating activities:
  Net income...............................................  $  68,954   $ 54,204   $   8,695
  Adjustments to reconcile net income to net cash provided
     (used) by operating activities:
     Depreciation and amortization.........................     20,598     15,443       9,219
     Provision for losses on receivables...................        610        730         526
     Provision for deferred income taxes...................     (4,092)    (3,121)     (2,433)
     Gain on sale of assets................................     (2,315)    (2,954)     (2,708)
     Foreign currency transaction (gain) loss..............       (103)       602        (157)
     Special charge........................................     16,433     10,660      16,611
     Extraordinary loss....................................         --        999       6,400
Changes in assets and liabilities, net of acquisitions:....         --         --          --
  Receivables..............................................    (49,524)   (64,290)    (30,142)
  Unbilled revenues........................................     31,521    (17,641)     (8,151)
  Inventories..............................................     17,327    (71,359)     (5,805)
  Prepaid and other current assets.........................      3,985      1,886        (837)
  Accounts payable.........................................    (46,986)    51,252       9,128
  Other assets/liabilities, net............................    (23,379)    23,332      (8,331)
                                                             ---------   --------   ---------
          Net cash provided (used) by operating
            activities.....................................     33,029       (257)     (7,985)
                                                             ---------   --------   ---------
Cash flow from investing activities:
  Purchases of property, plant and equipment...............    (29,241)   (34,783)    (15,796)
  Proceeds from sale of assets.............................     10,001      4,525       4,058
  Businesses acquired, net of cash.........................   (130,963)   (19,253)         --
  Partnership acquired, net of cash........................         --         --    (106,248)
  Other....................................................         --        248        (350)
                                                             ---------   --------   ---------
          Net cash used by investing activities............   (150,203)   (49,263)   (118,336)
                                                             ---------   --------   ---------
Cash flow from financing activities:
  Borrowings (payments) on line of credit..................      1,317     61,267     (86,040)
  Retirement of long-term debt.............................    (40,855)   (41,359)         --
  Net proceeds from issuance of long-term debt.............    148,937         --          --
  Proceeds from issuance of common stock...................         --     37,240     107,947
  Proceeds from stock options exercised....................      1,002      6,546         341
  Proceeds from debt related to acquisition of Company.....         --         --     103,378
  Other....................................................     (1,434)    (2,134)      4,382
                                                             ---------   --------   ---------
          Net cash provided (used) by financing
            activities.....................................    108,967     61,560     130,008
                                                             ---------   --------   ---------
Effect of exchange rate losses on cash.....................       (221)    (4,097)       (180)
                                                             ---------   --------   ---------
Increase (decrease) in cash and equivalents................     (8,428)     7,943       3,507
Cash and cash equivalents, beginning of year...............     20,391     14,198      16,317
Change in cash to conform fiscal year end..................         --     (1,750)     (5,626)
                                                             ---------   --------   ---------
Cash and cash equivalents, end of year.....................  $  11,963   $ 20,391   $  14,198
                                                             =========   ========   =========

        The accompanying notes are an integral part of these statements.

                             NATIONAL-OILWELL, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                   ACCUMULATED
                                                     ADDITIONAL       OTHER
                                            COMMON    PAID-IN     COMPREHENSIVE   RETAINED
                                            STOCK     CAPITAL        INCOME       EARNINGS    TOTAL
                                            ------   ----------   -------------   --------   --------
Beginning Balance.........................   $ 75     $ 40,134      $ (3,706)     $ 18,027   $ 54,530
  Net income..............................                                           8,695      8,695
  Currency translation adjustments........                             1,419                    1,419
                                                                                             --------
     Comprehensive income.................                                                     10,114
Stock options exercised...................                 341                                    341
Issuance of 17,857,698 shares.............    179      107,497                                107,676
Tax benefit of options exercised..........               1,521                                  1,521
Premerger dividends to Dupre
  shareholders............................                                          (1,083)    (1,083)
                                             ----     --------      --------      --------   --------
                                              254      149,493        (2,287)       25,639    173,099
Balance at December 31, 1996..............                                          54,204     54,204
  Net income..............................                            (4,371)                  (4,371)
                                                                                             --------
  Currency translation adjustments........                                                     49,373
     Comprehensive income
Stock options exercised...................      5        6,546                                  6,551
Issuance of 1,053,000 shares..............     10       37,225                                 37,235
Stock issued for acquisitions.............      8       10,984                       3,130     14,122
Two-for-one stock split...................    259         (259)                                    --
Change in subsidiary's year end...........                                             917        917
Premerger dividends to Dupre
  shareholders............................                                          (1,150)    (1,150)
Tax benefit of options exercised..........               3,961                                  3,961
                                             ----     --------      --------      --------   --------
Balance at December 31, 1997..............    536      207,950        (7,018)       82,740    284,208
  Net income..............................                                          68,954     68,954
  Currency translation adjustments........                            (6,979)                  (6,979)
  Unrealized losses on available-for-sale
     securities...........................                              (473)                    (473)
                                                                                             --------
     Comprehensive income.................                                                     61,502
Stock options exercised...................               1,002                                  1,002
Stock issued for acquisitions.............     43       39,138           649         6,653     46,483
Tax benefit of options exercised..........                 104                                    104
                                             ----     --------      --------      --------   --------
Balance at December 31, 1998..............   $579     $248,194      $(13,821)     $158,347   $393,299
                                             ====     ========      ========      ========   ========

        The accompanying notes are an integral part of these statements.

                             NATIONAL-OILWELL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

     On July 1, 1999, National Oilwell acquired all the outstanding stock of Dupre Supply Company and Dupre International Inc., a Louisiana based distribution and valve automation business for 1.92 million shares of National Oilwell common stock. The transaction was a tax-free exchange and was recorded in accordance with the pooling-of-interests method of accounting. Theses financial statements restate the previously reported results of National Oilwell to combine the historical financial statements of Dupre in accordance with the pooling-of-interests method of accounting.

     Effective September 25, 1997, National Oilwell completed a combination with Dreco Energy Services Ltd. The combination was accounted for as a pooling-of-interests and the consolidated financial statements of National Oilwell and Dreco have been combined with all prior periods restated. As a result of the combination, each Dreco Class "A" common share outstanding was converted into .9159 of a Dreco Exchangeable Share and approximately 14.4 million Exchangeable Shares were issued. Each Exchangeable Share is intended to have substantially identical economic and legal rights as, and will ultimately be exchanged on a one-for-one basis for, a share of National Oilwell common stock. As of December 31, 1998, approximately 82% of the Exchangeable Shares had been converted into National Oilwell common stock.

     Effective January 1, 1996, National-Oilwell, Inc. acquired National Oilwell, a general partnership. The transaction was accounted for under the purchase method of accounting.

     Information concerning common stock and per share data has been restated on an equivalent share basis and assumes the exchange of all Exchangeable Shares issued in connection with the combination with Dreco Energy Services Ltd., as described below. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported and contingent amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Other Acquisitions

     On December 2, 1996, Dreco acquired 100% of the issued and outstanding shares of Vector Oil Tool Ltd. for consideration of 778,000 Dreco common shares and cash consideration of $1.5 million. This business involves the manufacture, sale, rental and service of downhole motors and other products. The transaction was accounted for using the purchase method, is reflected in the 1997 financial statements due to the combination of differing balance sheet dates as discussed above and did not have a material effect on National Oilwell's consolidated financial statements.

     On April 25, 1997, National Oilwell purchased the drilling controls business of Ross Hill Controls and its affiliate, Hill Graham Controls Limited, for $19.2 million in cash. This business involves the manufacture, sale and service of electrical control systems used in conjunction with drilling operations. The transaction was accounted for under the purchase method of accounting and did not have a material effect on National Oilwell's consolidated financial statements.

     On May 15, 1997, National Oilwell acquired by merger 100% of the common stock of PEP, Inc., a manufacturer of petroleum expendable pump products. The Company issued 800,000 shares of common stock pursuant to the transaction which was recorded in accordance with the pooling-of-interests method of accounting. The transaction did not have a material effect on National Oilwell's historical consolidated financial statements and financial statements prior to April 1, 1997 were not restated.

     On May 29, 1998, National Oilwell acquired all of the capital stock of Phoenix Energy Products Holdings, Inc. for approximately $115 million in a business combination which was accounted for under

                             NATIONAL-OILWELL, INC.

the purchase method of accounting. Phoenix manufactures and sells multiple product lines that are complementary to those of National Oilwell. The acquisition of the stock and the repayment of approximately $41 million in Phoenix debt were financed primarily through the issuance of $150 million in unsecured seven year senior notes. The excess of the purchase price over the book value of the net assets was approximately $106 million. Assuming the acquisition had occurred at the beginning of each period presented, pro forma summary results of operations would have been as follows:

                                                                 1998         1997
                                                              ----------   ----------
Revenues....................................................  $1,305,373   $1,179,837
Income before extraordinary item............................      68,213       59,272
Net income..................................................      68,197       58,532
Basis
  Income before extraordinary item..........................  $     1.25   $     1.16
  Net income................................................        1.25         1.14
Diluted
  Income before extraordinary item..........................  $     1.24   $     1.14
  Net income................................................        1.24         1.13

     The unaudited pro forma summary is not necessarily indicative of results of operations that would have occurred had the purchase been made at the beginning of the year or of future results of operations of the combined businesses.

     The seller of Phoenix is an affiliate of First Reserve Corporation, which is the beneficial owner of 22.9% of National Oilwell's common stock. Two directors of National Oilwell are affiliated with First Reserve.

     On July 21, 1998, National Oilwell purchased 100% of the capital stock of Roberds-Johnson Industries, Inc., a manufacturer of a broad range of drilling equipment, in exchange for 1.35 million shares of National Oilwell common stock. This transaction was accounted for under the pooling-of-interests method of accounting. The Company's financial statements prior to July 1, 1998 have not been restated since the transaction did not have a material effect on National Oilwell's consolidated historical financial statements.

     On December 16, 1998, National Oilwell purchased the business of DOSCO, a major Canadian oilfield distribution business, for 3 million shares of National Oilwell common stock and a note for approximately US $6.5 million. This transaction was accounted for under the purchase method of accounting. DOSCO has been combined with the National Oilwell's existing Canadian distribution business. Pro-forma information has not been provided as such amounts are not material.

     Effective July 7, 1999, National Oilwell acquired the assets and certain operating liabilities of CE Drilling Products, Inc., a privately held company, in a cash transaction valued at approximately $65 million. Continental Emsco Drilling Products consists of Emsco drilling machinery and Wilson mobile rigs. The transaction was accounted for under the purchase method of accounting and did not have a material effect on National Oilwell's consolidated financial statements.

  Divestitures

     On June 17, 1999 the Company sold its tubular product line within its Distribution Services segment for approximately $15 million, generating a pre-tax loss of $0.9 million ($0.5 million after-tax). The sale of this product line did not have a material effect on National Oilwell's consolidated financial statements.

     On June 24, 1999 the Company sold its drill bit product line within its Products & Technology segment for approximately $12 million, recording a pre-tax loss of $1.0 million ($0.6 million after-tax).

                             NATIONAL-OILWELL, INC.

Revenues and operating income recorded in 1999 for the drill bit business was $6.1 million and $0.1 million, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of National Oilwell and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated in consolidation.

  Fair Value of Financial Instruments

     Financial instruments consist primarily of cash and cash equivalents, receivables, payables and debt instruments. Cash equivalents include only those investments having a maturity of three months or less at the time of purchase. The carrying values of these financial instruments approximate their respective fair values.

  Inventories

     Inventories consist of oilfield products and oil country tubular goods, manufactured equipment, manufactured specialized drilling products and downhole motors and spare parts for manufactured equipment and drilling products. Inventories are stated at the lower of cost or market using the first-in, first-out or average cost methods.

  Property, Plant and Equipment

     Property, plant and equipment are recorded at cost. Expenditures for major improvements which extend the lives of property and equipment are capitalized while minor replacements, maintenance and repairs are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in operations. Depreciation is provided using the straight-line method or declining balance method over the estimated useful lives of individual items.

  Intangible Assets

     Deferred financing costs are amortized on a straight-line basis over the life of the related debt security and accumulated amortization was $205,000 and $24,000 at December 31, 1998 and 1997, respectively. Goodwill is amortized on a straight-line basis over its estimated life of 10-40 years. Accumulated amortization at December 31, 1998 and 1997 was $4,061,000 and $1,214,000.

  Foreign Currency

     The functional currency for National Oilwell's Canadian, United Kingdom, German and Australian operations is the local currency. The cumulative effects of translating the balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in cumulative foreign currency translation adjustments. The U.S. dollar is used as the functional currency for the Singapore and Venezuelan operations. Accordingly, certain assets are translated at historical exchange rates and all translation adjustments are included in income. For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in income.

                             NATIONAL-OILWELL, INC.

  Revenue Recognition

     Revenue from the sale and rental of products and delivery of services is recognized upon passage of title, incurrence of rental charges or delivery of services to the customer. Revenue is recognized on certain significant contracts in the Products and Technology segment using the percentage of completion method based on the percentage of total costs incurred to total costs expected. Provision for estimated losses, if any, is made in the period such losses are estimable.

  Income Taxes

     Income taxes have been provided using the liability method in accordance with Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes.

  Concentration of Credit Risk

     National Oilwell grants credit to its customers, which operate primarily in the oil and gas industry. National Oilwell performs periodic credit evaluations of its customers' financial condition and generally does not require collateral, but may require letters of credit for certain international sales. Reserves are maintained for potential credit losses and such credit losses have historically been within management's expectations.

  Stock-Based Compensation

     National Oilwell uses the intrinsic value method in accounting for its stock-based employee compensation plans. Compensation costs for stock options would be recognized over the vesting period if options were granted with an exercise price below market on the date of grant.

  Net Income Per Share

     The following table sets forth the computation of weighted average basic and diluted shares outstanding (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              1998     1997     1996
                                                             ------   ------   ------
Denominator for basic earnings per share -- weighted
average shares.............................................  54,700   53,044   41,938
Effect of dilutive securities:
  Employee stock options...................................     182      832      535
                                                             ------   ------   ------
Denominator for diluted earnings per share -- adjusted
  weighted average shares and assumed conversions..........  54,882   53,876   42,473
                                                             ======   ======   ======

3. INVENTORIES

     Inventories consist of (in thousands):

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1997
                                                              ------------   ------------
Raw material and supplies...................................    $ 24,304       $ 19,970
Work in process.............................................      39,991         34,849
Finished goods and purchased products.......................     189,090        161,759
                                                                --------       --------
          Total.............................................    $253,385       $216,578
                                                                ========       ========

                             NATIONAL-OILWELL, INC.

4. STATEMENTS OF CASH FLOWS

     The following information supplements the Consolidated Statements of Cash Flows (in thousands):

                                                            1998      1997      1996
                                                           -------   -------   ------
Cash paid during the period for:
  Interest...............................................  $ 6,989   $ 7,648   $9,205
  Income taxes...........................................   48,003    24,405    4,538

5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of (in thousands):

                                                     USEFUL LIVES     1998       1997
                                                     ------------   --------   --------
Land and improvements..............................   2-20 Years    $  6,421   $  6,823
Buildings and improvements.........................   5-31 Years      27,080     23,254
Machinery and equipment............................   5-12 Years      52,774     34,550
Computer and office equipment......................   3-10 Years      36,810     16,541
Rental equipment...................................    1-7 Years      29,217     36,982
                                                                    --------   --------
                                                                     152,302    118,150
  Less accumulated depreciation....................                  (56,128)   (40,229)
                                                                    --------   --------
                                                                    $ 96,174   $ 77,921
                                                                    ========   ========

6. LONG-TERM DEBT

     Long-term debt consists of (in thousands):

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1997
                                                              ------------   ------------
Revolving credit facilities.................................    $ 55,637       $60,560
6 7/8% senior notes.........................................     150,000            --
Other.......................................................      23,988        11,702
                                                                --------       -------
                                                                 229,625        72,262
  Less current portion......................................       8,427        10,543
                                                                --------       -------
                                                                $221,198       $61,719
                                                                ========       =======

     On September 25, 1997, National Oilwell entered into a new five-year unsecured $125 million revolving credit facility that was used in part to repay amounts outstanding under the previous revolving credit facilities and other indebtedness. The credit facility is available for acquisitions and general corporate purposes and provides up to $50 million for letters of credit, of which $16 million were outstanding at December 31, 1998. The credit facility provides for interest at prime or LIBOR plus 0.625% (7.75% and 6.25% at December 31, 1998) subject to adjustment based on National Oilwell's Capitalization Ratio, as defined. The credit facility contains financial covenants and ratios regarding minimum tangible net worth, maximum debt to capital and minimum interest coverage.

     National Oilwell also has additional credit facilities totaling $22.5 million used primarily for letters of credit, of which $3.1 million were outstanding at December 31, 1998.

     In June 1998, National Oilwell sold $150 million of 6.875% unsecured senior notes due July 1, 2005. Interest is payable on January 1 and July 1 of each year.

                             NATIONAL-OILWELL, INC.

7. PENSION PLANS

     National Oilwell and its consolidated subsidiaries have several pension plans covering substantially all of its employees. Defined-contribution pension plans cover most of the U.S. and Canadian employees and are based on years of service, a percentage of current earnings and matching of contributions. For the years ended December 31, 1998, 1997 and 1996, pension expense for defined-contribution plans was $3.7 million, $3.5 million and $2.3 million, and all funding is current.

     One of National Oilwell's subsidiaries in the United Kingdom has a defined-benefit pension plan whose participants are primarily retired and terminated employees who are no longer accruing benefits. The pension plan assets are invested primarily in equity securities, United Kingdom government securities, overseas bonds and cash deposits. At December 31, 1998, the plan assets at fair market value were $43.5 million and the projected benefit obligation was $27.3 million.

8. ACCUMULATED OTHER COMPREHENSIVE INCOME

     The components of other comprehensive income are as follows:

                                                                    UNREALIZED
                                                     CURRENCY        GAINS ON
                                                    TRANSLATION   AVAILABLE-FOR-
                                                    ADJUSTMENTS   SALE SECURITIES    TOTAL
                                                    -----------   ---------------   --------
Beginning balance.................................   $ (3,706)         $ --         $ (3,706)
Currency translation adjustments..................      1,419            --            1,419
                                                     --------          ----         --------
Balance at December 31, 1996......................     (2,287)           --           (2,287)
Currency translation adjustments..................     (4,731)           --           (4,731)
                                                     --------          ----         --------
Balance at December 31, 1997......................     (7,018)           --           (7,018)
Currency translation adjustments..................     (6,979)           --           (6,979)
Unrealized gains on available-for-sale
  securities......................................         --           244              244
Deferred taxes relating to unrealized gains on
  available-for-sale securities...................         --           (68)             (68)
                                                     --------          ----         --------
Balance at December 31, 1998......................   $(13,997)         $176         $(13,821)
                                                     ========          ====         ========

9. COMMITMENTS AND CONTINGENCIES

     National Oilwell leases land, buildings and storage facilities, vehicles and data processing equipment under operating leases extending through various dates up to the year 2004. Rent expense for the years ended December 31, 1998, 1997 and 1996 was $10.3 million, $9.0 million and $10.5 million. National Oilwell's minimum rental commitments for operating leases at December 31, 1998, excluding future payments applicable to facilities to be closed as part of the 1998 Special Charge, were as follows: 1999 -- $5.7 million; 2000 -- $3.4 million; 2001 -- $1.1 million; 2002 -- $0.3 million; 2003 -- $0.3 million;
thereafter -- $0.3 million

     National Oilwell is involved in various claims, regulatory agency audits and pending or threatened legal actions involving a variety of matters. The total liability on these matters at December 31, 1998 cannot be determined; however, in the opinion of management, any ultimate liability, to the extent not otherwise provided for, should not materially affect the financial position, liquidity or results of operations of National Oilwell.

     National Oilwell's business is affected both directly and indirectly by governmental laws and regulations relating to the oilfield service industry in general, as well as by environmental and safety regulations that specifically apply to National Oilwell's business. Laws and regulations protecting the

                             NATIONAL-OILWELL, INC.

environment have generally become more expansive and stringent in recent years and National Oilwell believes the trend will continue. Although National Oilwell has not incurred material costs in connection with its compliance with such laws, there can be no assurance that other developments, such as stricter environmental laws, regulations and enforcement policies thereunder could not result in additional, presently unquantifiable costs or liabilities to National Oilwell.

10. COMMON STOCK

     National Oilwell has authorized 75 million shares of $.01 par value common stock. National Oilwell also has authorized 10 million shares of $.01 par value preferred stock, none of which is issued or outstanding.

     National Oilwell's stock plans collectively authorize the grant of restricted stock or options to purchase up to 5,832,606 shares of National Oilwell's common stock to officers, key employees, non-employee directors and other persons. Options granted generally vest over a 3-year period starting one year from the date of grant and generally expire 5 years from the date of grant. During 1996, prior to National Oilwell becoming a public company, 1,882,606 shares of restricted common stock were purchased by executive officers. These shares are subject to restrictions on transferability and are not entitled to receive cash dividends or distributions until such restrictions lapse. Restrictions lapse annually on 20% of these shares beginning on January 17, 1997 or in their entirety upon the occurrence of (i) a merger or consolidation of National Oilwell into another company, (ii) a sale of all or substantially all the assets of National Oilwell, or (iii) a sale of all the common stock of National Oilwell. Restrictions also lapse in their entirety upon a participant's disability, death or involuntary termination of employment without cause. During 1998 and 1997, 112,954 and 225,906 shares of restricted stock were repurchased by the Company pursuant to the original terms of the issuance. In accordance with the plan, these forfeited shares may be reawarded in the future.

     Options outstanding at December 31, 1998 under the stock option plans have exercise prices between $5.62 and $28.81 per share, and expire at various dates from March 21, 2002 to January 13, 2007. The weighted average exercise price on the 904,511 outstanding options at December 31, 1998 is $21.74.

                             NATIONAL-OILWELL, INC.

     The following summarizes option activity:

                                                  WEIGHTED AVERAGE
                                                     SHARE PRICE
                                               -----------------------
                                               INCENTIVE     PRIVATE      INCENTIVE     PRIVATE       TOTAL
                                                 PLANS      AGREEMENTS      PLANS      AGREEMENTS    OPTIONS
                                               ---------    ----------    ---------    ----------    --------
OPTIONS OUTSTANDING:
Balance at December 31, 1996...........         $ 6.01        $ 7.03       663,114       201,498      864,612
Granted................................          17.95         21.84       447,142       119,062      566,204
Cancelled..............................          14.90            --      (132,456)           --     (132,456)
Exercised..............................           5.77         12.53      (439,208)     (320,560)    (759,768)
                                                                          --------      --------     --------
Balance at December 31, 1997...........          13.94            --       538,592            --      538,592
Granted................................          27.46                     513,896            --      513,896
Cancelled..............................          22.82                     (44,020)           --      (44,020)
Exercised..............................           9.60                    (103,957)           --     (103,957)
                                                                          --------      --------     --------
Balance at December 31, 1998...........          21.74            --       904,511            --      904,511
                                                                          ========      ========     ========
OPTIONS EXERCISABLE:
Balance at December 31, 1996...........         $ 5.72        $ 7.03       328,260       201,498      529,758
Became exercisable.....................           5.96         21.84       167,055       119,062      286,117
Exercisable cancelled..................           5.62            --        (9,159)           --       (9,159)
Exercised..............................           5.77         12.53      (439,208)     (320,560)    (759,768)
                                                                          --------      --------     --------
Balance at December 31, 1997...........           6.16            --        46,948            --       46,948
Became exercisable.....................          13.74                     178,249                    178,249
Exercisable cancelled..................          22.32                      (7,034)                    (7,034)
Exercised..............................           9.60                    (103,957)                  (103,957)
                                                                          --------      --------     --------
Balance at December 31, 1998...........          13.97            --       114,206            --      114,206
                                                                          ========      ========     ========

     The weighted average fair value of options granted during 1998 was approximately $10.23 per share as determined using the Black-Scholes option-pricing model. Assuming that National Oilwell had accounted for its stock-based compensation using the alternative fair value method of accounting under FAS No. 123 and amortized the fair value to expense over the option's vesting period, net income and earnings per share would have been affected by $0.02 from the amounts reported. These pro forma results may not be indicative of future effects.

     The Company evaluates annually the grant of options to eligible participants and on February 9, 1999, 1,233,889 options to purchase shares of common stock were granted at an exercise price of $10.13, the fair value of the common stock at that date.

     In January 1996, National Oilwell established Value Appreciation Plans intended to reward participants for enhancing the value of National Oilwell's common stock. The company's initial public offering represented a triggering event under these plans, resulting in a one-time charge before taxes of $12.2 million ($7.6 million after tax). National Oilwell paid $2.9 million of this amount in cash at the time of the initial public offering and became obligated to pay an additional $3.5 million in cash in five annual installments beginning January 17, 1997. The balance of the obligation was payable by the issuance of common stock. As of December 31, 1997, 365,588 shares of common stock had been issued and another 316,264 shares of common stock were issued on or about January 17, 1999.

                             NATIONAL-OILWELL, INC.

11. INCOME TAXES

     The domestic and foreign components of income before income taxes were as follows (in thousands):

                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                    1998            1997            1996
                                                ------------    ------------    ------------
Domestic......................................    $ 58,788        $50,996         $ 3,879
Foreign.......................................      50,568         35,149          15,549
                                                  --------        -------         -------
                                                  $109,356        $86,145         $19,428
                                                  ========        =======         =======

     The components of the provision for income taxes consisted of (in thousands):

                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                    1998            1997            1996
                                                ------------    ------------    ------------
Current.......................................    $24,357         $17,508          $4,620
  Federal.....................................      2,074           1,496             561
  State.......................................     18,063          15,435           3,985
                                                  -------         -------          ------
  Foreign.....................................     44,494          34,439           9,166
                                                  -------         -------          ------
Deferred:
  Federal.....................................     (4,151)           (287)         (3,898)
  State.......................................       (845)            (64)           (864)
  Foreign.....................................        904          (2,770)          2,329
                                                  -------         -------          ------
                                                   (4,092)         (3,121)         (2,433)
                                                  -------         -------          ------
                                                  $40,402         $31,318          $6,733
                                                  =======         =======          ======

     The difference between the effective tax rate reflected in the provision for income taxes and the U.S. federal statutory rate was as follows (in thousands):

                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                    1998            1997            1996
                                                ------------    ------------    ------------
Federal income tax at statutory rate..........    $38,282         $30,115          $6,825
Foreign income tax rate differential..........        237             495             176
State income tax net of federal benefit.......      1,151             919              --
Tax benefit of foreign sales corporation......     (2,547)           (990)             --
Nondeductible expenses........................      1,223           2,837           1,170
Incremental U.S. tax on foreign earnings......      2,517              --              --
Unbenefited losses............................      2,903             209              --
Change in deferred tax valuation allowance....     (2,765)         (1,617)           (462)
Other.........................................       (599)           (650)           (976)
                                                  -------         -------          ------
                                                  $40,402         $31,318          $6,733
                                                  =======         =======          ======

                             NATIONAL-OILWELL, INC.

     Significant components of National Oilwell's deferred tax assets and liabilities were as follows (in thousands):

                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1998            1997
                                                             ------------    ------------
Deferred tax assets:
  Accrued liabilities......................................    $18,641         $14,055
  Net operating loss carryforwards.........................     13,521          16,096
  Other....................................................      9,625           5,913
                                                               -------         -------
     Total deferred tax assets.............................     41,787          36,064
     Valuation allowance for deferred tax assets...........    (18,541)        (21,306)
                                                               -------         -------
                                                                23,246          14,758
                                                               -------         -------
Deferred liabilities:
  Tax over book description................................      1,743           2,226
  Other....................................................      2,354             449
                                                               -------         -------
     Total deferred tax liabilities........................      4,097           2,675
                                                               -------         -------
     Net deferred tax assets...............................    $19,149         $12,083
                                                               =======         =======

     In the United States, the Company has $19.9 million of net operating loss carryforwards as of December 31, 1998, which expire at various dates through 2009. These operating losses were acquired in the combination with Dreco and are associated with Dreco's US subsidiary. As a result of share exchanges occurring since the combination resulting in a more than 50% aggregate change in the beneficial ownership of Dreco, the availability of these loss carryforwards to reduce future United States federal taxable income may have become subject to various limitations under Section 382 of the Internal Revenue Code of 1986, as amended. In addition, these net operating losses can only be used to offset separate company taxable income of Dreco's US subsidiary. Since the ultimate realization of these net operating losses is uncertain, the related potential benefit of $6.8 million has been recorded with a full valuation allowance. Future income tax expense will be reduced if the Company ultimately realizes the benefit of these net operating losses.

     Outside the United States, the Company has $19.8 million of net operating loss carryforwards as of December 31, 1998 that are available indefinitely. The related potential benefit available of $6.7 million has been recorded with a full valuation allowance. If the Company ultimately realizes the benefit of these net operating losses, $4.7 million would reduce goodwill and other intangible assets and $2.0 million would reduce income tax expense.

     The deferred tax valuation allowance decreased $2.8 million and $1.6 million for the period ending December 31, 1998 and December 31, 1997, respectively, resulting from the realization of foreign net operating losses and investment tax credits that were previously deferred. National Oilwell's deferred tax assets are expected to be realized principally through future earnings.

     Undistributed earnings of the Company's foreign subsidiaries amounted to $59.1 million and $44.4 million at December 31, 1998 and December 31, 1997. Those earnings are considered to be permanently reinvested and no provision for U.S. federal and state income taxes has been made. Distribution of these earnings in the form of dividends or otherwise would result in both U.S. federal taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable in various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $6.1 million would be payable upon remittance of all previously unremitted earnings at December 31, 1998.

                             NATIONAL-OILWELL, INC.

12. SPECIAL CHARGES

     During the fourth quarter of 1998, the Company recorded a special charge of $16.4 million ($10.4 million after tax, or $0.20 per share) related to operational changes resulting from the depressed market for the oil and gas industry. The components of the special charge are as follows (in millions):

Asset impairments...........................................  $ 5.4
Severance...................................................    5.6
Facility closures and exit costs............................    5.4
                                                              -----
                                                              $16.4
                                                              =====

     The cash and non-cash elements of the charge approximate $11.0 million and $5.4 million, respectively. Breakdown of the charge by business segment is:

Products and Technology.....................................  $12.5
Distribution Services.......................................    3.0
Corporate...................................................     .9
                                                              -----
                                                              $16.4
                                                              =====

     The asset impairment losses of $5.4 million consist primarily of the shutdown of four North American manufacturing facilities. Assets related to these non-productive facilities which are not in service totaling $10.0 million have been reclassified on the balance sheet to property held for sale and have been written down to their estimated fair value, less cost of disposal. Severance costs of $5.6 million relate to the involuntary termination of approximately 200 employees, most of which are located in North America. Facility closure costs of $5.4 million consists principally of lease cancellation and facility exit costs. Substantially all of the actions associated with this charge will be fully implemented before the end of the first quarter of 1999.

     During 1997, National Oilwell recorded a $10.7 million charge ($8.1 million after tax) related to various professional fees and integration costs incurred in connection with the combination with Dreco.

     During 1996, National Oilwell incurred certain one-time expenses in connection with its initial public offering of common stock, as follows: (i) a management services agreement was terminated at a cost of $4.4 million ($2.8 million after tax) and (ii) expenses and payout under National Oilwell's Value Appreciation Plans, which resulted in National Oilwell recording an expense of $12.2 million ($7.6 million after tax). The Value Appreciation Plans required the issuance of 681,852 shares of common stock and payment of $6.4 million in cash.

13. EXTRAORDINARY LOSSES

     In the third quarter of 1997, the replacement of the previous credit facility resulted in the write-off of $1.0 million ($0.6 million after tax) in deferred financing costs related to the replaced agreement. In the fourth quarter of 1996, another credit facility was replaced, resulting in the write-off of $6.4 million ($4.0 million after tax) in deferred financing costs related to the replaced agreement.

14. RELATED PARTY TRANSACTIONS

     Prior to becoming a public company, National Oilwell entered into a five-year Management Services Agreement with National Oilwell's then largest stockholders, whereby National Oilwell would pay for senior management assistance and other services as agreed and pay fees in connection with each acquisition or disposition completed during a five-year period. After becoming a public company, this

                             NATIONAL-OILWELL, INC.

agreement was terminated pursuant to a Deferred Fee Agreement, which provides for cash payments of up to $4.4 million. As of December 31, 1998, cash payments aggregating $3.5 million have been made to Inverness/Phoenix LLC and First Reserve Corporation in connection with the Deferred Fee Agreement. Future payments totaling $900,000 will be made to Inverness/Phoenix LLC during 1999. In addition, National Oilwell paid transaction and management fees of $2.6 million to the Inverness/Phoenix LLC and $1.2 million to First Reserve Corporation in connection with the purchase of the company from a previous owner.

     On May 29, 1998, National Oilwell acquired Phoenix Energy Products Holdings, Inc., an affiliate of First Reserve Corporation, as more fully described in footnote 1.

15. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

     National Oilwell's operations consist of two segments: Products and Technology and Distribution Services. The Products and Technology segment designs and manufactures a variety of oilfield equipment for use in oil and gas drilling, completion and production activities. The Distribution Services segment distributes an extensive line of oilfield supplies, oilfield equipment and tubular products. Intersegment sales and transfers are accounted for at commercial prices and are eliminated in consolidation. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies of the Company. The Company evaluates performance of each reportable segment based upon its operating income, excluding non-recurring items.

     Effective January 1, 1999, the Company changed the structure of its internal organization and now includes the former Downhole Products segment as a product line within the Products and Technology segment. Prior year segment information has been restated to reflect this change.

     No single customer accounted for 10% or more of consolidated revenues during the three years ended December 31, 1998.

                             NATIONAL-OILWELL, INC.

     Summarized financial information is as follows (in thousands):

  Business Segments:

                                               PRODUCTS
                                                 AND       DISTRIBUTION     CORPORATE/
                                              TECHNOLOGY     SERVICES     ELIMINATIONS(1)     TOTAL
                                              ----------   ------------   ---------------   ----------
DECEMBER 31, 1998
Revenues from:
  Unaffiliated customers....................   $663,402      $608,512        $     --       $1,271,914
  Intersegment sales........................     66,420            --         (66,420)              --
                                               --------      --------        --------       ----------
          Total revenues....................    729,822       608,512         (66,420)       1,271,914
Operating income (loss).....................    136,594         8,911(2)      (22,993)         122,512(2)
Capital expenditures........................     14,142        14,220             879           29,241
Depreciation and amortization...............     16,511         3,047           1,040           20,598
Identifiable assets.........................    598,563       226,893          30,432          855,888
DECEMBER 31, 1997
Revenues from:
  Unaffiliated customers....................   $374,673      $722,733        $     --       $1,097,406
  Intersegment sales........................     66,180            --         (66,180)              --
                                               --------      --------        --------       ----------
          Total revenues....................    440,853       722,733         (66,180)       1,097,406
Operating income (loss).....................     79,004        32,128         (19,346)          91,786
Capital expenditures........................     30,536         3,612             635           34,783
Depreciation and amortization...............     12,398         1,830           1,215           15,443
Identifiable assets.........................    352,372       213,056          37,565          602,993
DECEMBER 31, 1996
Revenues from:
  Unaffiliated customers....................   $243,131      $579,312        $     --       $  822,443
  Intersegment sales........................     52,007            --         (52,007)              --
                                               --------      --------        --------       ----------
          Total revenues....................    295,138       579,312         (52,007)         822,443
Operating income (loss).....................     34,760        20,518         (24,744)          30,534
Capital expenditures........................     14,085         1,680              31           15,796
Depreciation and amortization...............      7,070         2,094              55            9,219
Identifiable assets.........................    167,018       178,990          30,515          376,523

---------------

(1) Operating loss of Corporate includes a special charge of $16,433 for 1998, $10,660 for 1997 and $16,611 for 1996.

(2) Includes a $5,600 charge related to the writedown to the lower of cost or market of certain tubular inventories.

                             NATIONAL-OILWELL, INC.

  Geographic Areas:

                                                        UNITED
                             UNITED STATES    CANADA    KINGDOM    OTHER    ELIMINATIONS     TOTAL
                             -------------   --------   -------   -------   ------------   ----------
DECEMBER 31, 1998
Revenues from:
  Unaffiliated customers...   $  988,112     $196,493   $54,625   $32,684     $     --     $1,271,914
  Interarea sales..........       58,112       34,912     4,056     1,044      (98,124)            --
                              ----------     --------   -------   -------     --------     ----------
          Total revenues...    1,046,224      231,405    58,681    33,728      (98,124)     1,271,914
Long-lived assets..........      489,112      306,847    36,321    23,608           --        855,888
DECEMBER 31, 1997
Revenues from:
  Unaffiliated customers...   $  825,739     $201,360   $38,223   $32,084     $     --     $1,097,406
  Interarea sales..........       42,273       11,858     2,383       703      (57,217)            --
                              ----------     --------   -------   -------     --------     ----------
          Total revenues...      868,012      213,218    40,606    32,787      (57,217)     1,097,406
Long-lived assets..........      409,026      131,078    27,240    35,649           --        602,993
DECEMBER 31, 1996
Revenues from:
  Unaffiliated customers...   $  615,313     $146,067   $29,152   $31,911     $     --     $  822,443
  Interarea sales..........       34,252       10,028     1,912       504      (46,696)            --
                              ----------     --------   -------   -------     --------     ----------
          Total revenues...      649,565      156,095    31,064    32,415      (46,696)       822,443
Long-lived assets..........      252,886       66,129    21,632    35,876           --        376,523

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly results as restated to reflect the combination with Dupre were as follows (in thousands, except per share data which have been restated to comply with FAS 128):

                                      1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER     TOTAL
                                      -----------   -----------   -----------   -----------   ----------
YEAR ENDED DECEMBER 31, 1998
Revenues............................   $327,108      $320,398      $330,204      $294,204     $1,271,914
Gross Profit(1).....................     67,204        74,911        77,300        62,158        281,573
Special Charge......................         --            --            --        16,433         16,433
Income (loss) before taxes..........     34,278        38,127        33,317         3,634        109,356
Net income..........................     21,869        23,841        20,891         2,353         68,954
Net income per diluted share........       0.40          0.44          0.38          0.04           1.26
YEAR ENDED DECEMBER 31, 1997
Revenues............................   $224,619      $256,233      $291,525      $325,029     $1,097,406
Gross Profit........................     40,647        46,219        58,697        71,135        216,698
Special Charge......................         --            --        10,660            --         10,660
Income (loss) before taxes..........     15,853        18,995        18,408        32,889         86,145
Net income before extraordinary
  loss..............................     10,462        12,890        11,140        20,335         54,827
Net income..........................     10,462        12,890        10,517        20,335         54,204
Net income per diluted share, before
  extraordinary loss................       0.20          0.24          0.21          0.38           1.02
Net income per diluted share........       0.20          0.24          0.19          0.38           1.01

---------------

(1) The 4th quarter includes a $5,600 charge to the writedown to the lower of cost or market of certain tubular inventories.

                             NATIONAL-OILWELL, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1999            1998
                                                              -------------   ------------
                                                               (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................    $ 15,579        $ 11,963
  Receivables, less allowance of $5,482 and $4,963..........     172,849         301,405
  Inventories...............................................     232,554         253,385
  Deferred income taxes.....................................       7,206          16,489
  Prepaids and other current assets.........................       9,061           7,677
                                                                --------        --------
                                                                 437,249         590,919
Property, plant and equipment, net..........................     108,321          96,174
Deferred income taxes.......................................      15,553           6,757
Goodwill....................................................     165,136         145,696
Property held for sale......................................      10,258           9,981
Other assets................................................       5,200           6,361
                                                                --------        --------
                                                                $741,717        $855,888
                                                                ========        ========

                              LIABILITIES AND OWNERS' EQUITY

Current liabilities:........................................    $     22        $  8,427
  Current portion of long-term debt.........................      89,803         131,575
  Accounts payable..........................................       5,263          25,392
  Customer prepayments......................................       4,610           7,237
  Accrued compensation......................................      40,549          54,158
                                                                --------        --------
  Other accrued liabilities.................................     140,247         226,789
Long-term debt..............................................     194,608         221,198
Deferred income taxes.......................................       2,528           4,097
Other liabilities...........................................      12,426          10,505
                                                                --------        --------
                                                                 349,809         462,589
Commitments and contingencies
Stockholders' equity:
  Common stock -- par value $.01; 58,258,955 shares and
     57,916,785 shares issued and outstanding at September
     30, 1999 and December 31, 1998.........................         583             579
  Additional paid-in capital................................     246,807         248,194
  Accumulated other comprehensive income....................     (12,849)        (13,821)
  Retained earnings.........................................     157,367         158,347
                                                                --------        --------
                                                                 391,908         393,299
                                                                --------        --------
                                                                $741,717        $855,888
                                                                ========        ========

        The accompanying notes are an integral part of these statements.

                             NATIONAL-OILWELL, INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Revenues....................................................  $546,932   $977,711
Cost of revenues............................................   442,339    758,295
                                                              --------   --------
Gross profit................................................   104,593    219,416
Selling, general and administrative.........................    90,873    105,112
                                                              --------   --------
Operating income............................................    13,720    114,304
Other income (expense):
  Interest and financial costs..............................   (11,429)    (9,242)
  Interest income...........................................       560        750
  Other.....................................................    (2,452)      (448)
                                                              --------   --------
Income (loss) before income taxes...........................       399    105,364
Provision (benefit) for income taxes........................     1,379     39,121
                                                              --------   --------
Net income (loss)...........................................  $   (980)  $ 66,243
                                                              ========   ========
Net income per share:
  Basic.....................................................  $  (0.02)  $   1.22
                                                              ========   ========
  Diluted...................................................  $  (0.02)  $   1.21
                                                              ========   ========
Weighted average shares outstanding:
  Basic.....................................................    58,246     54,339
                                                              ========   ========
  Diluted...................................................    58,269     54,566
                                                              ========   ========

        The accompanying notes are an integral part of these statements.

                             NATIONAL-OILWELL, INC.

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1999       1998
                                                              --------   ---------
Cash flow from operating activities:
  Net income................................................  $   (980)  $  66,243
  Adjustments to reconcile net income to net cash provided
     (used) by operating activities:
     Depreciation and amortization..........................    15,661      15,236
     Provision for losses on receivables....................     1,663        (301)
     Provision for deferred income taxes....................    (1,587)       (725)
     Loss (gain) on sale of assets..........................    (1,320)     (2,458)
     Foreign currency loss..................................      (248)       (161)
Changes in assets and liabilities, net of acquisitions and
  divestments:
  Receivables...............................................   129,414       5,659
  Inventories...............................................    21,944     (30,259)
  Prepaid and other current assets..........................    (1,636)      1,664
  Accounts payable..........................................   (63,098)    (25,691)
  Other assets/liabilities, net.............................   (15,133)    (18,241)
                                                              --------   ---------
          Net cash provided by operating activities.........    84,680      10,966
                                                              --------   ---------
Cash flow from investing activities:
  Purchases of property, plant and equipment................   (12,004)    (19,609)
  Proceeds from sale of assets..............................    30,650       5,329
  Business acquired, net of cash............................   (65,000)   (157,739)
  Cash received from business acquired......................        --         535
                                                              --------   ---------
          Net cash provided (used) by investing
            activities......................................   (46,354)   (171,484)
                                                              --------   ---------
Cash flow from financing activities:
  Borrowings (payments) on line of credit...................   (34,995)     57,511
  Net proceeds from issuance of long-term debt..............        --     148,937
  Principal payments on long-term debt......................        --     (40,855)
  Proceeds from stock options exercised.....................       148       1,002
                                                              --------   ---------
          Net cash provided (used) by financing
            activities......................................   (34,847)    166,595
                                                              --------   ---------
Effect of exchange rate loss (gain) on cash.................       137      (4,935)
                                                              --------   ---------
Increase in cash and equivalents............................     3,616       1,142
Cash and cash equivalents, beginning of period..............    11,963      20,391
                                                              --------   ---------
Cash and cash equivalents, end of period....................  $ 15,579   $  21,533
                                                              ========   =========
Supplemental disclosures of cash flow information:
Cash payments during the period for:
  Interest..................................................  $  7,687   $   4,144
  Income taxes..............................................    12,037      42,273

        The accompanying notes are an integral part of these statements

                             NATIONAL-OILWELL, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION

     Information concerning common stock and per share data has been restated on an equivalent share basis and assumes the exchange of all Exchangeable Shares issued in connection with the combination with Dreco Energy Services Ltd. The Company employs accounting policies that are in accordance with generally accepted accounting principles in the United States which requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The accompanying unaudited consolidated financial statements present information in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and applicable rules of Regulation S-X. Accordingly, they do not include all information or footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company's 1998 Annual Report on Form 10-K.

     In the opinion of the Company, the consolidated financial statements include all adjustments, all of which are of a normal, recurring nature, necessary for a fair presentation of the results for the interim periods. The results of operations for the nine months ended September 30, 1999 and 1998 may not be indicative of results for the full year. No significant accounting changes have occurred during the nine months ended September 30, 1999.

     On July 1, 1999, the Company purchased 100% of the outstanding stock of Dupre Supply Company and Dupre International Inc. in exchange for 1,920,000 shares of National Oilwell common stock. These companies are leading suppliers of pipe, fittings, valves and valve automation services and complement the existing operations of the Distribution Services segment. This transaction has been accounted for under the pooling-of-interests method of accounting and, accordingly, historical financial statements have been restated.

     On July 8, 1999, the Company acquired the assets of CE Drilling Products, Inc. for approximately $65 million in cash, financed primarily by borrowing $57 million under its revolving credit facility. This business involves the manufacture, sale and service of drilling machinery and related parts. This transaction has been accounted for under the purchase method of accounting.

2. INVENTORIES

     Inventories consist of (in thousands):

                                                             SEPTEMBER 30,   DECEMBER 31,
                                                                 1999            1998
                                                             -------------   ------------
Raw materials and supplies.................................    $ 18,500        $ 24,304
Work in process............................................      27,231          39,991
Finished goods and purchased products......................     186,823         189,090
                                                               --------        --------
          Total............................................    $232,554        $253,385
                                                               ========        ========

3. RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires the recognition of all derivatives on the balance sheet at fair value. The Company will adopt the new Statement effective January 1, 2001 and anticipates it will have no significant effect on its results of operations or financial position.

                             NATIONAL-OILWELL, INC.

4. COMPREHENSIVE INCOME

     Total comprehensive income was as follows (in thousands):

                                                               1999      1998
                                                              -------   -------
Three months ended September 30.............................  $(5,400)  $17,798
Nine Months ended September 30..............................       (8)   59,427

5. BUSINESS SEGMENTS

     Effective January 1, 1999, the Company changed the structure of its internal organization and now includes the former Downhole Products segment as a product line within the Products and Technology segment. Prior year segment information has been restated to reflect this change.

     Segment information (unaudited) follows (in thousands):

                                                QUARTER ENDED       NINE MONTHS ENDED
                                                SEPTEMBER 30,         SEPTEMBER 30,
                                             -------------------   -------------------
                                               1999       1998       1999       1998
                                             --------   --------   --------   --------
Revenues from unaffiliated customers
  Products and Technology..................  $ 66,982   $191,285   $242,764   $512,684
  Distribution Services....................  $101,263   $138,920   $304,169   $479,164
Intersegment revenues
  Products and Technology..................     5,662     19,799     21,346     42,087
  Distribution Services....................       490        106        863        106
Operating Income (loss)
  Products and Technology..................     2,755     38,154     24,043    107,370
  Distribution Services....................      (633)     1,887     (6,215)    11,945
                                             --------   --------   --------   --------
Total profit for reportable segments.......     2,122     40,041     17,828    119,315
Unallocated corporate costs................    (1,268     (1,904)    (4,108)    (5,011)
Net interest expense.......................    (3,696)    (4,820)   (10,869)    (8,492)
Other income (expense).....................       247        106     (2,452)      (448)
                                             --------   --------   --------   --------
Income before income taxes.................  $ (2,595)  $ 33,423   $    399   $105,364
                                             ========   ========   ========   ========

                                                             SEPTEMBER 30,   SEPTEMBER 30,
                                                                 1999            1998
                                                             -------------   -------------
Total assets
  Products and Technology..................................    $553,848        $617,936
  Distribution Services....................................    $187,420        $184,323

6. SALE OF ASSETS

     Included in Other Expense are losses totaling $1.9 million from the sale of assets related to two product lines. On June 17, 1999, the Company sold its tubular product line for approximately $15 million, generating a pre-tax loss of $0.9 million ($0.5 million after-tax). Revenues and operating loss recorded in 1999 for the tubular operations were $23.6 million and $0.6 million, respectively. On June 24, 1999, the Company sold its drill bit product line for approximately $12 million, recording a pre-tax loss of $1.0 million ($0.6 million after-tax). Revenues and operating income recorded in 1999 for the drill bit operations were $6.1 million and $0.1 million, respectively.

                             NATIONAL-OILWELL, INC.

7. SUBSEQUENT EVENTS

     On October 11, 1999, the Company announced the signing of a definitive agreement to acquire all of the outstanding shares of Hitec ASA, a Norwegian company, in exchange for 8 million shares of National Oilwell common stock and NOK 148.7 million (approximately U.S. $20 million). Immediately prior to the closing, Hitec will sell its non-drilling related business to a new company for NOK 148.7 million. The transaction is subject to various conditions, including regulatory approvals, and will be accounted for under the purchase method of accounting.

                                AUDITORS REPORT

     We have audited the annual report and accounts for Hitec ASA for 1998 showing a net income for the year of NOK 73,529,000 for the parent company and a consolidated net income for the year of NOK 58,303,000. The annual report and accounts, which comprise the Directors' report, income statement, balance sheet, cash flow statement and notes to the accounts and consolidated accounts are presented by the company's Board of Directors and its Managing Director.

     Our responsibility is to examine the company's annual report, its accounting records and other related matters.

     We have conducted our audit in accordance with relevant laws, regulations and Norwegian generally accepted auditing standards. We have performed those audit procedures which we have considered necessary to confirm that the annual report and accounts are free of material misstatements. We have examined selected parts of the evidence supporting the accounts and assessed the accounting principles applied, the estimates made by management, and the content and presentation of the annual report and accounts. To the extent required by generally accepted auditing standards, we have reviewed the company's internal control and the management of its financial affairs.

     The Board of Directors' proposal for the application of the net income and equity transfers for the year is in accordance with the requirements of the Public Limited Companies Act.

     In our opinion, the annual report and accounts have been prepared in accordance with the requirements of the Companies Act and present fairly the financial position of the company and the Group as of 31 December 1998 and the result of its operations for the financial year, in accordance with generally accepted accounting principles.

                                            DELOITTE & TOUCHE

Stavanger, 25 February 1999

                                Svein Sivertsen
                            Statsautorisert revisor
                 (State Authorized Public Accountant (Norway))

                           DIRECTORS REPORT FOR 1998

RECORD GROWTH

     1998 was another year of strong growth for Hitec. The Group's revenues increased by 71% to almost NOK 1.4 billion.

     The Group entered 1998 with large orders for several new products. The main challenge for the year was to produce and deliver these on schedule and on budget. We have succeeded in this.

     The Group has now started to reap the benefits from the latest years' investment in technology development and internationalization. Operating income grew to MNOK 73 from MNOK 12 in 1997.

     Hitec's products and solutions are technological world leaders. In 1998 we also achieved market leadership in several of our core businesses.

FROM CONCEPT TO REALITY -- AT THE RIGHT TIME AND AT THE RIGHT COST

     The first "Active Heave Drilling" heave compensating drawworks system was supplied to the drillship "Deepwater Pathfinder". The ship was handed over by the yard on 29 September and started its first drilling operations on 31 January 1999.

     In October Hitec handed over the modularised drilling rig "Rig 66" to Phillips Petroleum Norway at the agreed time and at the agreed price. This rig will be used for the drilling of new wells on the Eldfisk field.

     Hitec has been engaged in the development of the next generation drillship since 1995. In 1997 we established Navis ASA with the objective of commercializing the developed technology.

     Construction of Navis' first ship at the Samsung yard in Korea started up in November 1998. Hitec has designed the ship's drilling equipment and will be supplying much of the equipment. Building is proceeding in accordance with the budget and the progress plan. It is expected that the ship will be delivered during the first quarter of the year 2000.

     PGS's production ship "Ramform Banff" produced it first oil in January 1999. The control systems for the production facilities and safety systems on board have been supplied by Hitec and represent the largest control system supplied by the company so far.

ORDER BOOK

     The Group's order intake for 1998 totalled MNOK 1,114. The order book at the turn of the year totalled MNOK 678, compared with MNOK 792 one year previously (adjusted for changes in the Navis contract).

PROFITABILITY

     In 1998 the Group's operating revenues totalled MNOK 1,376, compared with MNOK 803 in 1997. This is an increase of 71%. The acquired companies Maritime Industry Service AS and Karmoy Stal AS were consolidated into the Group accounts with effect from 1 January and 1 November respectively. Excluding acquisitions, growth was 58% compared with 1997.

     Operating income before share associated companies in 1998 totalled MNOK 73 compared with MNOK 12 in 1997. The operating margin increased during the course of the year from 0.4% in the first quarter to 10.2% in the fourth quarter. Amortization of the company's goodwill totalled MNOK 13 in 1998.

     Net income before taxes in 1998 totalled MNOK 107 including a MNOK 41 gain from the sale of the Group's interest in Advanced Production & Loading AS (APL). The equivalent figure for 1997 was MNOK 215 which includes the gain resulting from reduced holdings in Multi-Fluid and Navis. Net financial expense for the group in 1998 was MNOK 9 compared with net financial income of MNOK 4 in 1997.

     Net income for the year totalled MNOK 58, compared with MNOK 90 in 1997. The unusually high tax charge in 1998 is due to the fact that the taxable gain from the sale of the shares in APL is MNOK 60 higher than the booked gain.

     Information about the results of the individual companies in the group is provided separately in this annual report, on pages 38 to 43.

CAPITAL

     The Hitec Group is in good financial health.

     The Group's total assets as at 31 December 1998 amounted to MNOK 1,184. The increase of 25% from 1997 is mainly due to increased operational current assets resulting from the Group's growth, in addition to investments in associated companies and in properties for own use.

     In 1998 the Group had a negative cash flow from operations of MNOK 76, compared with a positive cash flow from operations of MNOK 16 in 1997.

     The Group's net interest-bearing debt totals MNOK 182. Cash reserves as at 31 December 1998 totalled MNOK 85, including credit facilities of MNOK 60. Tied-up capital at the turn of the year was unnaturally high due to the fact that several large accounts receivable fell due in January.

     A share issue in Navis ASA was implemented in November 1998 and Hitec subscribed to shares in the amount of MNOK 98.2. In the consolidated accounts Hitec's total interest in Navis is valued according to the equity method giving a book value per Navis share of NOK 14.92. Navis' share price as at 31 December 1998 was NOK 6.50.

     Cash flow from investments is dominated by the investment in Navis, the sale of the APL shares and operational investments.

     Shareholders equity including minority interests totalled MNOK 552 as at 31 December 1998, giving an equity ration of 47%. For comparison, shareholders equity as at 31 December 1997 totalled MNOK 492. Further information is provided in Note 18 to the accounts and in the section on share capital and shareholder matters on page 32.

YEAR 2000 COMPLIANCE

     Hitec has carried out an evaluation of the effects the year 2000 issue could have on the Group.

     Internal systems that do not fulfil the year 2000 compatibility requirements will be replaced during the course of 1999. Hitec mainly uses standard software from recognized suppliers.

     Many of Hitec's own products use computer systems. These are year 2000 compatible, and most have been compatible since March 1997. We have informed our customers about older systems that should be upgraded or replaced.

     Hitec is applying limited measures to verify year 2000 compliance of suppliers and clients. The Group has no suppliers or customers of such importance that any problems at the relevant company could threaten the Group's activities.

REORGANIZATION AND ACQUISITIONS

     From 1 January 1999 the Hitec Group has a new organizational structure. The parent company Hitec ASA is now a holding company with certain corporate functions.

     The operations of the "Old" Hitec ASA have been demerged into two newly-established companies. Hitec Drilling & Marine Systems AS continues the business within drilling technology and marine control systems. Hitec Products AS supplies instrumentation and hydraulic systems.

     These changes have focused on improving the liquidity of the Group's assets by creating profitable independent businesses and by identifying values and earnings in each business.

     The reorganization involves changes in financial reporting. From and including the third quarter of 1998, key figures are reported for each of the major companies in the Group instead of broader business areas as before. In the opinion of the directors the new format will provide shareholders with better information on the operations and underlying values of the companies.

     In November 1998 Hitec concluded an agreement to acquire the remaining 70% of the shares in Karmoy Stal AS. Karmoy Stal has a workforce of 225 persons and recorded operating revenues of MNOK 137 in 1998.

     Karmoy Stal, Hitec Framnaes AS and Maritime Industry Service AS constitute the Group's new Engineering & Construction group. This has been build up into an effective unit employing about 400 persons and with a total turnover in 1998 of MNOK 386.

     Hitec Miljo AS, which was mainly engaged in the supply of control systems for water and wastewater treatment, was wound up in 1998.

CAPITALIZATION OF TECHNOLOGY

     Hitec works actively to achieve the highest possible yield from the Group's innovations and technology. This can be achieved through normal operations or through the development of separately owned companies in which Hitec's holding is gradually reduced.

     Hitec's 40% holding in Advanced Production & Loading AS was sold in August against a cash payment of MNOK 106.5. This sale resulted in a gain of MNOK 41 which is included in the item "share in associated companies" in the consolidated accounts. The operative cooperation between APL and Hitec Marine continues.

     Hitec's previous subsidiary companies Navis ASA and Multi-Fluid ASA were both listed on the Oslo Stock Exchange in 1997. In 1998, both these companies continued to develop independently and Hitec has played an active part in this development through its representation on the boards of the companies.

TECHNOLOGY

     In recent years Hitec has developed and launched several new products that today form the main basis for our business. In 1998 we have invested considerable resources in the commercialization of these products and have been able to record successful delivery of the first units.

     Development activities in the Group have been reorganized with effect from the turn of the year in order to focus more attention on tomorrow's products and solutions.

     The first four HiROV 3000 remote-operated subsea vehicles (ROV) were delivered to Seateam Technology during the course of 1998. HiROV 3000 represents a new generation ROV incorporating numerous technological innovations. Development costs are calculated at MNOK 17.5.

     The use of virtual reality in the human-machine interface will increase in importance in our future solutions, to aid both communications, operations and maintenance.

     The present-day low oil prices are a compelling force behind the use of new technology and new solutions to reduce the costs of productions. Hitec's unique strength in this situation lies in the creativity and enthusiasm of our employees, their cutting edge competence in fields such as computer technology, remote control, electronics, hydraulics, hydrodynamics and mechanical engineering -- in addition to their in-depth knowledge of the relevant areas of application in the oil industry.

INTERNATIONALIZATION

     The Group's customers are to a great extent companies that operate worldwide. Hitec's objective is to meet our customers' requirements on their own ground, and in recent years we have therefore put considerable resources into expanding the Group's international network.

     International growth continued to be strong in 1998, and exports from Norway and sales from the Group's foreign companies totalled MNOK 550, an increase of 90% compared with 1997. International business now represents 40% of Group turnover.

     New offices have been established in Rio de Janeiro in Brazil and in Calgary in Canada, and we are planning the establishment of an office in Korea during the course of the first half of 1999. The representation office in Baku in Azerbaijan did not provide the anticipated results and has been closed.

     Our subsidiary company in Houston in the United States in now the Group's largest overseas office. Building up the organization and developing the Group's position in the American market has been a high priority area.

MARKET DEVELOPMENT

     Hitec is positioned in market areas that have a good long-term future outlook. Deepwater drilling, production from floaters, transport by shuttle tankers and remote-controlled subsea operations are all expected to be growth areas in the oil industry of the future. The markets were strong throughout most of 1998.

     Activity in the oil industry is affected by the price of oil. The low price throughout this last year has led to a lower level of investment on the part of the oil companies and lower demand in the market in general.

     For the most part, however, Hitec's operations are connected with exploration and development of fields in deep waters. It is expected that this area will be affected to a lesser extent by the downturn.

     Engineering & Construction business is for the most part connected with the Norwegian market. If the low oil price continues, activity in this area may decline during the second half of 1999.

     During a period of low oil prices, many projects will be shelved or postponed. Business will pick up again when the oil price rises, and when this occurs Hitec will be well positioned.

THE ORGANIZATION

     As at 31 December 1998 the number of employees in the Group totalled 887, of which 306 were employed by the parent company. The comparable figures for 1997 were 478 and 217 respectively. The Board considers the working environment to be good.

     The successful company of the future will be characterized by a highly qualified workforce cooperating across geographical borderlines. In 1998, Hitec has implemented several measures in preparation for the working environment of tomorrow.

     Satellite offices have been established in Trondheim and Harstad, and Hitec has recruited expertise from the engineering communities in these towns. Employees participate in our projects over the telecom network. A similar office was opened at Strand outside Stavanger in February 1999, and several of our staff have now been able to reduce their daily commuting by more than two hours. A home-PC scheme for employees has been established as part of the Group's comprehensive training programme.

     The Group's activities do not pollute the external environment to any significant extent.

SHAREHOLDERS

     The price for the Hitec share as at 31 December 1998 was NOK 10.20, compared with NOK 40.50 one year previously. The reduction is in line with the development in other companies supplying to the oil industry.

     During the same period, the number of shareholders increased from 1,459 to 2,319. A list of the company's major shareholders will be found on page 33.

ALLOCATION OF NET INCOME FOR THE YEAR

     The Directors propose that the net income in the parent company and intercompany contributions from subsidiaries be applied as follows:

Net Group contribution received.............................  -4.800
Net Group contribution provided.............................  12.201
To distributable equity.....................................  66.128
                                                              ------
          Total allocations and intercompany contribution...  73.529
                                                              ======

     The Board proposes to the general meeting that no dividend be declared. With regard to remuneration to the Directors, the Chief Executive Officer and the auditor, and to information on shareholdings, reference is made to Notes 2 and 20 to the accounts.

FUTURE PROSPECTS

     During the course of the last few years, the Hitec Group has developed products and solutions that are technological world leaders. Our objective is to transfer this to a leading market position, and we are well on the way to achieving this target.

     In the short term the market outlook is affected by the drop in the price of oil. Hitec's objective is profitable operation and the company will if necessary adapt operations to meet any reduction in the volume of orders.

     In view of the lower oil price we have engaged in finding profitable applications for our core technology outside the oil industry.

     Low oil prices also mean that the oil companies must take new technology into use and look for new solutions. Hitec is in possession of this technology, and will have an even stronger position in the new international marketplace.

     The co-operation between our customers, employees, shareholders, partners and suppliers is a decisive factor for our future success and ensures that we are competitive and innovative. We would like to thank all those concerned for their contribution.

Stavanger, 25 February 1999

                                   HITEC ASA

                                INCOME STATEMENT
                                      MNOK

     HITEC ASA                                                                                      GROUP
     YEAR ENDED                                                                                   YEAR ENDED
    DECEMBER 31,                                                                                 DECEMBER 31,
--------------------                                                                        ----------------------
1998    1997    1996   NOTE                                                                 1998     1997    1996
----    ----    ----   ----                                                                 -----    ----    -----
906     491     237      3    TOTAL OPERATING REVENUES:                                     1,376    803       469
504     332      90      3    Cost of materials...........................................    675    476       218
116      26      29      3    Cost of services............................................    154     43        31
140      84      83    1,2    Wages and social costs......................................    334    177       146
                 12           Employer's tax related to employee share options............     --     --        12
 46      28      25      3    Other operating expenses....................................    107     68        50
 10       9       9      4    Depreciation................................................     20     15        14
                         4    Amortization of goodwill....................................     13     12        11
          1                   Bad debt expenses...........................................     --      1         1
---     ---     ---                                                                         -----    ----    -----
816     479     249           TOTAL OPERATING EXPENSES:...................................  1,303    791       483
---     ---     ---                                                                         -----    ----    -----
 91      12     -12           OPERATING INCOME BEFORE SHARE ASSOCIATED COMPANIES:.........     73     12       -14
---     ---     ---                                                                         -----    ----    -----
                       5.1    Share associated companies..................................     43    199         1
                              OPERATING INCOME AFTER SHARE ASSOCIATED COMPANIES...........    116    211       -13
                              FINANCIAL INCOME AND FINANCIAL EXPENSES:
 17       9       1      6    Financial income............................................      8      9         3
 14       3       4      6    Financial expenses..........................................     17      5         6
  3       5      -3           NET FINANCIAL INCOME:.......................................     -9      4        -2
---     ---     ---                                                                         -----    ----    -----
 94      17     -15           NET INCOME BEFORE TAXES.....................................    107    215       -15
---     ---     ---                                                                         -----    ----    -----
 21       2      -4      7    Taxes.......................................................     50     63        -4
                              Minority share of profit/loss for the year..................     -1     62        --
---     ---     ---                                                                         -----    ----    -----
 74      15     -11           NET INCOME FOR THE YEAR.....................................     58     90       -12
===     ===     ===                                                                         =====    ====    =====
                              Net income/loss per share in NOK............................   1.55    2.47    -0.35
                              Net income/loss per share in NOK -- fully diluted...........   1.55    2.44    -0.34
                              ALLOCATION (SETTLEMENT) OF NET INCOME (-LOSS):
  7      11     -10      8    Contribution to/from Group companies........................
  0       0     -38           From other restricted reserves..............................
  0       2      38           To legal reserve fund.......................................
 66       3      -1           To distributable equity/other equity in Group...............     58     90       -12
---     ---     ---                                                                         -----    ----    -----
 74      15     -11           TOTAL ALLOCATION (SETTLEMENT)...............................     58     90       -12

                                   HITEC ASA

                                 BALANCE SHEET
                                      MNOK

  HITEC ASA                                                                                 GROUP
 DECEMBER 31,                                                                           DECEMBER 31,
--------------                                                                         ---------------
1998      1997    NOTE                                                                 1998       1997
----      ----    ----   ASSETS                                                        -----      ----
                         CURRENT ASSETS:
  6        41       9    Cash and deposits...........................................     25      102
213       122      10    Current receivables.........................................    361      175
 90        14      11    Current group receivables...................................
 37         2      12    Inventories.................................................     47       13
103       108      13    Work in progress............................................    128      138
---       ---                                                                          -----      ---
450       287            TOTAL CURRENT ASSETS........................................    561      427
---       ---                                                                          -----      ---
                         LONG TERM ASSETS:
                  5.1    Investment in associated companies..........................    310      227
  6         6       1    Subordinated loan subsidiaries/pension assets...............      1
400       320       5    Shares......................................................      2        4
 17        13       4    Vehicles, machinery, equipment and technology...............     48       33
 33        30       4    Land and buildings..........................................    103       52
                    4    Goodwill....................................................    158      206
---       ---                                                                          -----      ---
455       368            TOTAL LONG TERM ASSETS......................................    622      522
---       ---                                                                          -----      ---
905       655            TOTAL ASSETS................................................  1,184      949
===       ===                                                                          =====      ===

                                   HITEC ASA

                                 BALANCE SHEET
                                      MNOK

  HITEC ASA                                                                                    GROUP
 DECEMBER 31                                                                                DECEMBER 31
-------------                                                                              --------------
1998     1997      NOTE                                                                    1998      1997
----     ----   ----------                                                                 -----     ----
                             LIABILITIES AND SHAREHOLDERS' EQUITY
                             CURRENT LIABILITIES:
 74       54                 Accounts payable............................................    102      76
  2        2                 Current group liabilities...................................
207             14, 16, 17   Bank overdraft..............................................     65
 20       14                 Salaries, VAT payable and Social security...................     48      24
          13             7   Taxes payable...............................................     12       8
 84      119    15, 16, 17   Other current liabilities...................................    178     165
---      ---                                                                               -----     ---
386      202                 TOTAL CURRENT LIABILITIES...................................    406     283
---      ---                                                                               -----     ---
                             LONG TERM LIABILITIES:
 23        6             7   Deferred taxes..............................................    103      61
 76       96        16, 17   Long term liabilities -- interest bearing...................    122     111
  2        2             1   Pension liabilities.........................................     --       2
---      ---                                                                               -----     ---
101      104                 TOTAL LONG TERM LIABILITIES.................................    226     174
---      ---                                                                               -----     ---
                             MINORITY INTERESTS..........................................     61      62
                                                                                           -----     ---
                             SHAREHOLDERS' EQUITY:
 38       37        18, 20   Share capital (37,631,044 shares at NOK 1)..................     38      37
270      269            18   Legal reserves..............................................
                        18   Revaluation reserves........................................     --      --
---      ---                                                                               -----     ---
309      307                 TOTAL RESTRICTED EQUITY.....................................     38      37
109       43            18   DISTRIBUTABLE RESERVES/GROUP RESERVES.......................    454     393
---      ---                                                                               -----     ---
417      349                 TOTAL SHAREHOLDERS' EQUITY..................................    492     430
---      ---                                                                               -----     ---
905      655                 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  1,184     949
===      ===                                                                               =====     ===
 79      202            19   Guarantees..................................................    108     202
154       96            16   Secured liabilities.........................................    201     110

                                   HITEC ASA

                            STATEMENT OF CASH FLOWS
                                      MNOK

    HITEC ASA                                                                              GROUP
    YEAR ENDED                                                                           YEAR ENDED
   DECEMBER 31,                                                                         DECEMBER 31,
------------------                                                                  --------------------
1998   1997   1996                                                                   1998    1997   1996
----   ----   ----                                                                  ------   ----   ----
                     CASH FLOWS FROM OPERATIONS:
 820    363    287   Cash receipts from operations...............................    1,247    670    516
-856   -381   -273   Cash disbursements to operations............................   -1,298   -649   -511
 -13                 Taxes paid..................................................      -19     -2     -3
                     Financial items
   4      2          Financial inflow............................................        8      2      3
 -11     -3     -4   Financial outflow...........................................      -14     -5     -6
----   ----   ----                                                                  ------   ----   ----
 -56    -19     10   NET CASH FLOW FROM OPERATIONS (*)...........................      -76     16      0
----   ----   ----                                                                  ------   ----   ----
                     CASH FLOWS FROM INVESTMENTS:
  -9     -3     -1   Increase in subordinated loans to subsidiaries..............       --     --     --
 -16    -15     -7   Investments in machinery and equipment......................      -60    -37    -17
                     Sale of fixed assets........................................       --      1     --
 -98            20   Purchase of shares in associated companies..................      -98           -21
          9          Sale of shares..............................................      107     10     --
 -38    -11   -190   Purchase of shares in subsidiaries..........................      -22     -1   -189
----   ----   ----                                                                  ------   ----   ----
-162    -19   -219   NET CASH FLOW FROM INVESTMENTS..............................      -73    -27   -228
----   ----   ----                                                                  ------   ----   ----
                     CASH FLOWS FROM FINANCING:
 -26     -4    100   Increase/reduction in long term debt........................       -8     -5    103
                     Currency translation difference.............................        1     --     --
   2     66     12   Net proceeds from issuance of new shares....................        2     67     12
 -24     62    112   NET CASH FLOW FROM FINANCING................................       -6     62    115
----   ----   ----                                                                  ------   ----   ----
-242     23    -96   NET CHANGE IN CASH..........................................     -155     50   -113
                     Cash and deposits of subsidiary at acquisition..............       14     --      5
 207                 Change in bank overdraft....................................       65     -2      2
  41     18    114   Cash and deposits at 01.01..................................      102     53    159
----   ----   ----                                                                  ------   ----   ----
   6     41     18   CASH AND DEPOSITS AT 31.12..................................       25    102     53
----   ----   ----                                                                  ------   ----   ----
                     (*) THIS FIGURE CAN ALSO BE CALCULATED USING:
  74     15    -11   Net income/loss for the year................................       58     90    -12
  10      9      9   Depreciation/amortization...................................       33     27     25
                     Minority share of profit/loss for the year..................       -1     62     --
                     Share associated companies..................................      -43   -199     -1
 -11     -7          Gain on sale of business equipment and shares...............        3     -7     --
-146    -26     17   Changes in receivables, inventories and operational current      -163     -2     -7
                     liabilities.................................................
  17    -10     -4   Changes in deferred taxes...................................       37     46     -6
----   ----   ----                                                                  ------   ----   ----
 -56    -19     10   NET CASH FLOW FROM OPERATIONS...............................      -76     16      0
----   ----   ----                                                                  ------   ----   ----

---------------

The following method has been used in the cash flow statement:
Opening balance + opening balance of acquired companies at acquisition date - closing balance.

                                   HITEC ASA

                             ACCOUNTING PRINCIPLES

GENERAL

     The annual financial statements have been prepared in accordance with the provisions of the Norwegian Public Limited Companies Act and generally accepted accounting principles in Norway. The principles applied are mainly the same as in previous years. Valuation and classification principles commented on below apply both to the Hitec ASA accounts and to the consolidated accounts.

USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires use of reasonable estimates and assumptions in preparing the income statement. The assumptions made at the closing of the accounts also affect the value of assets and liabilities and the information given in the Notes. Actual results could differ from these estimates.

CONSOLIDATION PRINCIPLES

     The consolidated accounts show the overall financial position when the parent company Hitec ASA and its interests in other companies are presented as a single financial entity.

     Companies for which an agreement to acquire 100% of the company's shares has been entered into are treated as if a full takeover has taken place. See notes 5 and 22.

SUBSIDIARIES

     Interests in subsidiaries in which the Group holds more than 50% of the shares and has a controlling influence are consolidated in accordance with the purchase method. This means that the difference between the historical cost price for the shares and the company's total equity at the date of purchase is allocated to the items in the accounts which have values differing from book values. Any residual value is recorded as goodwill in the consolidated financial statement.

GOODWILL

     Goodwill is subject to straight-line amortization in the income statement over the period during which it is considered to be of value to the group. Amortization of goodwill commences from the date of purchase.

ASSOCIATED COMPANIES

     Interests in associated companies in which the Group has a strategic interest and appreciable influence are included in the consolidated financial statement using the equity method.

     In the income statement, the share of the profit/loss in associated companies is shown as a separate line item. Shares in associated companies are included as long term assets in the balance sheet.

     Internal Group receivables and liabilities and all significant inter-company transactions, including internal gains on inventories, are eliminated.

     The balance sheet of foreign subsidiaries are translated using the rate of exchange ruling on 31 December, while income statement items for the year is translated using the average exchange rate for the year. Translation differences are adjusted directly against equity.

CLASSIFICATION

     Assets and liabilities connected with production and trading are classified as current assets and current liabilities. Assets which are not intended for long term ownership or use, are classified as current assets. Other assets and liabilities are classified as long term assets and long term liabilities.

CASH AND DEPOSITS

     Cash and deposits include cash, bank deposits and other cash equivalents with an original maturity date of less than three months.

RECEIVABLES

     Receivables are included in the balance sheet at face value less allowance for doubtful accounts.

FOREIGN CURRENCY

     Monetary items denominated in foreign currencies are translated using the rate of exchange ruling on 31 December, provided that such items are not subject to hedging activities. Monetary items, receivables and payables that are hedged (for instance through the use of forward currency contracts) are translated using the secured exchange rate.

INVENTORIES

     Inventories, consisting of procured trade goods and project goods, are valued at the lower of cost or market value.

DEVELOPMENT COSTS

     Costs related to development activities are charged to expense in the period in which such costs occur. These costs primarily consist of costs related to own development activities that are part of commercial projects. Acquired intangible assets are capitalized and amortized over the expected useful lives of the assets.

FIXED ASSETS AND DEPRECIATION

     Fixed assets are valued at cost after deduction of ordinary depreciation. Ordinary depreciation is determined on the basis of the economic life of the business equipment.

     Replacements and renewals which appreciably increase the capacity or lifespan of the business equipment are capitalized. Costs related to repair and maintenance are expenses.

     Gains and losses on the sale of fixed assets are included as ordinary operating items.

REVENUE RECOGNITION

     Revenue is recognized in accordance with "The revenue principle." This results in the following revenue recognition for goods, services and projects:

  Goods and services:

     On the sale of goods, revenue is recognized at time of delivery. On the sale of services at an hourly rate, revenue is recognized at time of performance.

  Project revenues:

     Revenues on long term construction contracts are recognized using the percentage of completion method. The percentage of completion is calculated on the basis of the work performed. For projects which at the time of valuation are expected to result in a loss, the entire estimated loss is recognized immediately. Invoices issued to customers on account are set off in the balance sheet against the earned value of the projects provided that the invoiced amount for the project does not exceed the earned value. In cases where the invoiced amount exceeds the earned value, the surplus amount is included in other current liabilities.

GENERAL EXPENSING

     Costs are allocated to expense in the same period as revenues are recognized using the matching principle.

PENSION COSTS AND PENSION LIABILITIES

     Pension costs and related pension liabilities are recorded in accordance with the provisional Norwegian Accounting Standards for the treatment of pension costs.

     The net pension cost for the period is included in wages and social costs and comprises the sum of pension earnings for the period, cost of interest on calculated obligations and anticipated yield on pension funds. Pension obligations less the value of pension assets are shown as a net amount in the balance sheet.

     Changes in estimated deviation for pension obligations and pension assets are distributed over the estimated remaining earning time if the deviation exceeds 10% of gross pension obligations or pension assets, whichever is the highest.

TAX EXPENSE AND DEFERRED TAXES

     Taxes are treated in accordance with "Hoingsutkast from Norsk RegnskapsStiftelse" (Exposure Draft) regarding income taxes. Tax expense in the income statement include both taxes payable for the period and changes in deferred taxes. Deferred taxes in the balance sheet comprise future tax calculated on the temporary differences between tax values and accounting values. The profit in the accounts is thus charged with full tax irrespective of when tax is to be paid.

GROUP CONTRIBUTION

     Group contributions are used as a tax equalizing means between Group companies. According to Norwegian tax rules, Group contributions have tax effect provided that more than 90% of the shares of the receiving and contributing companies are controlled by the same owner(s).

     As a general rule, Group contributions are presented net of taxes in accordance with "Hoingsutkast from Norsk RegnskapsStiftelse" (Exposure Draft) regarding income taxes.

                                   HITEC ASA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      MNOK

INTRODUCTION

     The consolidated income statement for 1996 has been revised to include the accounts for the companies that were merged into the Group in 1997. Consolidated accounts for previous years have not been adjusted to include acquisitions made in 1998. Pro-forma information is included in Note 23.

     All figures are in MNOK unless otherwise indicated.

1. PENSIONS

     Hitec ASA and certain companies in the Group have pension schemes entitling employees to future pension benefits (benefit schemes). Benefits are based on the number of qualifying years and salary level at retirement age. The schemes are organized through an insurance company. Obligations cover 261 employees in Hitec ASA (prior to the demerger of Hitec Drilling & Marine Systems AS and Hitec Products AS) and 391 employees in the Group.

     Net pension expense consists of:

                                                     HITEC ASA              GROUP
                                                 ------------------   ------------------
                                                 1998   1997   1996   1998   1997   1996
                                                 ----   ----   ----   ----   ----   ----
Present value of the year's pension earnings...    4      3      3      6      4      3
Interest expense related to pension
  obligations..................................    1      1      1      1      1      1
Expected return on pension assets..............   (1)    (1)    (1)    (2)    (2)    (1)
Amortization of estimated loss/gain
Employer's tax.................................                         1      1
                                                  --     --     --     --     --     --
          Net pension expense..................    4      3      3      6      4      3
                                                  ==     ==     ==     ==     ==     ==

     Reconciliation of pension obligations and pension funds:

                                                       31.12.98   31.12.97   31.12.98   31.12.97
                                                       --------   --------   --------   --------
Estimated accrued obligation.........................     19         16         28         24
Estimated value of pension assets....................    (17)       (15)       (29)       (22)
Employer's tax.......................................                            1
                                                         ---        ---        ---        ---
Net pensions obligations in balance sheet (pension
  assets)............................................      2          2        (1)          2
                                                         ===        ===        ===        ===
Basis for calculations:
Discount rate........................................    7.0%       7.0%       7.0%       7.0%
Expected yield.......................................    8.0%       8.0%       8.0%       8.0%
Salary adjustment....................................    3.3%       3.3%       3.3%       3.3%
Adjustment of basic amount...........................    3.3%       3.3%       3.3%       3.3%
Pension adjustment...................................    2.5%       2.5%       2.5%       2.5%

2. REMUNERATIONS

     Salary to the Chief Executive Officer was NOK 880 803 in 1998. Total remuneration to the Board of Directors was NOK 300 000. Expensed auditor's fees amounted to NOK 1 889 402 of which NOK 1 559 402 represents consultancy fees.

                                   HITEC ASA

3. RELATED PARTIES TRANSACTIONS

     Transactions between Group companies are derived from the ordinary course of business, and prices used are based on arms length principles. In addition, Hitec ASA and Group companies have had the following significant transactions with companies and persons that in accordance with generally accepted accounting principles are regarded as related parties:

     Hitec ASA leases premises from Maletempelet AS, a company owned 100% by the Chief Executive Officer. The contract expires in the year 2010. Yearly lease payment amounts to MNOK 2.8.

     In the spring of 1997, Hitec ASA and LMG Marin AS (a company outside the Hitec Group of companies) (collectively "owners") established the company DynaSea AS. DynaSea AS' objective is to own the technology developed by the two owners. In 1997 the owners transferred this technology free of charge to DynaSea AS. The right to use the technology has been licenced to Navis ASA.

     DynaSea AS owns 9 million shares of Navis ASA stock. In addition Hitec ASA owns 8.9 million shares of Navis ASA stock. Hitec ASA consequently owns 26% (directly and indirectly) of the total shares issued by Navis ASA. The directly owned shares were acquired in connection with the share issue that took place in November of 1998 at a share issue price of NOK 11 per share.

     In 1997 Hitec ASA entered into a contract to deliver drilling equipment for use on the drillship that Navis ASA is having constructed at the Samsung yard in Korea. Following renegotiations of the contract during the summer of 1998, total contract value amounts to MNOK 303 plus subsequent additions. As at 31 December 1998, MNOK 164 has been recognized as revenue in the Group accounts.

     In 1998 the Group had the following transactions (invoiced amounts), and had the following balances with associated companies at the end of the year:

                                                  PURCHASES   SALES   RECEIVABLES   PAYABLES
                                                  ---------   -----   -----------   --------
Navis ASA.......................................               97         27
Multi-Fluid ASA.................................                1
Framnaes Installation AS........................     38         3          1           1
APL AS (prior to the sale of this investment)...                2

4. FIXED ASSETS/GOODWILL

  Fixed Assets/Goodwill -- Hitec ASA

                                                      MACHINES/
                                                       FF&E*/
                                                      VEHICLES    BUILDINGS   LAND   TOTAL
                                                      ---------   ---------   ----   -----
Accumulated cost at 1 January 1998..................       40            30    3       73
Additions for the year..............................       13             2    2       16
Disposals for the year (at cost)....................      -15                         -15
                                                        -----     ---------    --     ---
Accumulated cost as at 31 December 1998.............       37            32    5       74
Accumulated depreciation............................      -20            -4           -25
                                                        -----     ---------    --     ---
Book value as at 31 December 1998...................       17            27    5       50
                                                        =====     =========    ==     ===
Total depreciation 1998.............................        8             2            10
Depreciation rate...................................    20-33%            5%   0%

                                   HITEC ASA

     Investments in and sales of fixed assets in the past 5 years:

                                              VEHICLES, MACHINERY,
                                                      FF&E*                  BUILDINGS, LAND
                                            -------------------------   -------------------------
                                            INVESTMENTS   SALES PRICE   INVESTMENTS   SALES PRICE
                                            -----------   -----------   -----------   -----------
1994......................................       7                           2
1995......................................      11                          20
1996......................................       6                           2
1997......................................       6                           9
1998......................................      13                           4

  Fixed Assets/Goodwill -- Group

                                            MACHINES
                                             FF&E*/
                                            VEHICLES    BUILDINGS   LAND   GOODWILL   TOTAL
                                            ---------   ---------   ----   --------   -----
Accumulated cost as at 1 January 1998.....       79        48         7       229      363
Additions acquired companies (purchase
  method).................................        6        18         3        18       45
Additions for the year....................       25        32         2                 60
Disposals for the year (at cost)..........      -17                           -62      -79
                                              -----        --        --      ----     ----
Accumulated cost as at 31 December 1998...       93        98        11       186      389
Accumulated depreciation/amortization.....      -62        -6                 -36     -104
Disposals for the year....................       16         0                   8       24
                                              -----        --        --      ----     ----
Book value as at 31 December 1998.........       48        92        11       158      309
                                              =====        ==        ==      ====     ====
Depreciation/amortization 1998............       17         3                  13       33
Depreciation/amortization rate............    15-33%        5%        0%     5-20%

---------------

* Furniture, fixtures & equipment

     Investments in and sales of fixed assets in the last 5 years:

                                              VEHICLES, MACHINERY,
                                                      FF&E*                  BUILDINGS, LAND
                                            -------------------------   -------------------------
                                            INVESTMENTS   SALES PRICE   INVESTMENTS   SALES PRICE
                                            -----------   -----------   -----------   -----------
1994......................................       7                           2
1995......................................      17                          20
1996......................................      13                           2
1997......................................      16             1            21
1998......................................      25             1            34

     Goodwill with a total book value of MNOK 158 as at 31 December 1998, primarily stems from the acquisitions of shares in Hitec Marine AS, Hitec Subsea AS, Hitec Drilling & Marine Systems, Ltd (Aberdeen), Maritime Industry Service AS and Karmoy Stal AS, ref. Note 22.

     Goodwill has been paid based on an appraisal of the company's historical earnings and development, competitive position and future prospects. In addition, market and cost related synergies are taken into consideration.

     An amortization period of more than 5 years has been chosen for some of these investments because goodwill incurred at the time of purchase is assumed to have a commercial lifetime of more than 5 years, equivalent to the chosen amortization period.

                                   HITEC ASA

     Of the goodwill that arose from the acquisition of all shares of Hitec Marine AS, MNOK 61.5 related to the value of Hitec Marine's shareholding in Advanced Production and Loading AS. During the fall of 1998, Hitec Marine AS sold these shares. In connection with the sale of shares, remaining unamortized goodwill of MNOK 53.8 was treated as a reduction of the gain from this sale. Ref. also Note 5.1.

5. SHARES IN SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHARES

                                            SHARE CAPITAL                     HELD BY HITEC
                                 -----------------------------------   ---------------------------
                                                              PAR       NO. OF      BOOK
NOK1000                            AMOUNT        NUMBER      VALUE      SHARES      VALUE      %
-------                          -----------   ----------   --------   ---------   -------   -----
Subsidiaries:
  Hitec Marine AS..............        4,512    4,512,000          1   4,512,000   200,319   100.0%
  Karmoy Stal AS...............        3,000       30,000        100      30,000    21,900   100.0%
  Maritime Industry Service
     AS(1).....................          450          450      1,000         450    11,198   100.0%
  Hitec Subsea AS..............          750          750      1,000         750     9,940   100.0%
  Hitec Drilling & Marine
     Systems, Inc. ............       USD 10        1,000   USD 0,01       1,000    17,912   100.0%
  Hitec Drilling & Marine
     Systems, Ltd..............      GBP 100          100      GBP 1         100     4,696   100.0%
  Hitec Drilling & Marine
     Systems, Ltda.............  BRR 400,000      400,000      BRR 1     399,999     2,775   100.0%
  Hitec Drilling & Marine
     Systems Ltd...............   CAD 75,000       75,000      CAD 1      75,000       413   100.0%
  Hitec Drilling & Marine
     Systems AS................        1,000        1,000      1,000       1,000     1,000   100.0%
  Hitec Miljo AS...............        1,000      100,000         10     100,000     1,000   100.0%
  Hitec Products AS............        1,000        1,000      1,000       1,000     1,000   100.0%
  Hitec Baku AS................           50        5,000         10       5,000        50   100.0%
  Hitec Framnaes AS............           50        5,000         10       5,000        50   100.0%
  Engineering Consultants AS...           50        5,000         10       5,000        50   100.0%
  Datavision AS................           50           50      1,000          50       900   100.0%
  Astorga Ltd..................      GBP 100          100          1         100     5,155   100.0%
  DynaSea AS(2)................          100          100      1,000          51        51    51.0%
Associates companies -- owned
  by Hitec ASA:
  Navis ASA(2).................        6,901   69,006,250       0.10   8,925,666    98,182    12.9%
  Multi-Fluid ASA..............        1,972    9,862,206       0.20   4,893,861    22,484    49.6%
Other shares:
  Colifast ASA.................        1,428   14,275,000       0.10     499,995       500     3.5%
  SmartCity Stavanger..........        1,385      138,500         10      10,000       100     7,6%
  Other shares held by Group
     companies.................                                                      1,825
                                                                                   -------
          Total................                                                    401,500
                                                                                   =======

                                   HITEC ASA

     The following companies are subsidiaries and associated companies of other Group companies:

                                         SHARE CAPITAL            HELD BY GROUP COMPANY
                                  ---------------------------   -------------------------
                                                         PAR     NO. OF     BOOK
NOK1000                           AMOUNT     NUMBER     VALUE    SHARES     VALUE     %
-------                           ------   ----------   -----   ---------   -----   -----
Subsidiaries:
  Hinderveien 5 AS(3)...........    220         2,203    100        2,203      0    100.0%
  Framnaes Data AS..............    250         2,500    100        2,500    250    100.0%
Associated companies:
  Framnaes Installation AS......  1,050         3,500    300        1,400    500     40.0%
  Navis ASA.....................  6,901    69,006,250   0.10    9,000,000    900     13.0%

---------------

(1) As at 31 December 1998 Hitec owns 91% of the shares of Maritime Industry Service. Due to the agreement relating to the acquisition of the remaining shares, 100% of the shares are included in the Balance Sheet, ref. Note 22.

(2) In addition to shares held directly, Hitec ASA through the 51% ownership share of DynaSea AS controls an additional 9 million Navis ASA shares. Adjusted for the minority share of these shares, Hitec owns a total of 13,515,666 Navis ASA shares with a total book value of MNOK 98.2 in the company accounts of Hitec ASA. As at 31 December 1998 these same shares had a market value MNOK 87.9. Due to low volume of shares changing hands, market value of the shares based on trade activity is not considered to be a representative estimate of the value of this investment. Consequently no revaluation is done in the Company Accounts.

(3) Hinderveien 5 AS was sold in February 1999.

5.1. SHARES IN ASSOCIATED COMPANIES -- GROUP

                                                                  ADVANCED
                                 MULTI-FLUID    KARMOY STAL     PRODUCTION &       FRAMNAES
                                     ASA             AS         LOADING AS(1)   INSTALLATION AS   NAVIS ASA   SUM
                                 -----------   --------------   -------------   ---------------   ---------   ---
Holding........................     49.62%         30.00%           40.00%           40.00%         26.00%
Value at 1 January 1998........        36              2                9                3            176     227
Additions for the year.........                                                                        98      98
Dividends received.............         0                                               -0                     -0
Allocated at the time of
  sale/full Consolidation......         0             -4              -53                                     -57
Gain on sale of shares.........                                        41                                      41
Share of profit/loss (after
  taxes).......................         3              2                3                1             -7       2
                                    -----          -----            -----            -----          -----     ---
          Value at 31 December
            1998...............        38              0                0                4            267     310
                                    =====          =====            =====            =====          =====     ===
Goodwill at 1 January 1998.....         9             -1                0                0              0       8
Additions......................        -1              1                0                0              0      -0
Goodwill at 31 December 1998...         8              0                0                0              0       8
Rate of Amortization...........        10%            20%

---------------

(1) Of the goodwill that arose from the acquisition of all shares of Hitec Marine AS, MNOK 61.5 related to the value of Hitec Marine's shareholding in Advanced Production and Loading AS. During the fall of 1998, Hitec Marine AS sold these shares. In connection with the sale of shares, remaining unamortized goodwill of MNOK 53.8 was treated as a reduction of the gain from this sale. Ref. also Note 4.

                                   HITEC ASA

6. FINANCIAL ITEMS

                                                            HITEC ASA         GROUP
                                                           ------------    ------------
                                                           1998    1997    1998    1997
                                                           ----    ----    ----    ----
Interest earned..........................................    2      8        7      8
Group contribution from Hitec Marine AS..................   79
Writedown of shares in Hitec Marine AS...................  -65
Underwriting commission, Navis share issue...............    2               2
Exchange gain............................................           1               1
                                                           ---      --      --      --
          Financial income...............................   17      9        8      9
                                                           ---      --      --      --
Interest expense.........................................   11      3       13      4
Depreciation of shares...................................    3               3
Other financial expenses.................................    0      0        1      1
                                                           ---      --      --      --
          Financial expenses.............................   14      3       17      5
                                                           ===      ==      ==      ==

     Group contribution from Hitec Marine AS relates to the profit generated from Hitec Marine's sale of shares in Advanced Production and Loading AS. Consequently, Group contribution is presented as financial income.

6.1. FINANCIAL RISK AND FINANCIAL INSTRUMENTS

     The Group financial strategy calls for balance between the operational and the financial risk profiles. Considerable trade with foreign customers and suppliers causes changes in exchange rates to have an impact on Group revenues and expenses. In order to reduce risk of loss due to fluctuations in exchange rates between the date at which contracts are entered into and the date at which payments take place, hedging measures are used to protect net cash flow on a currency by currency basis. Hedging contracts are not recorded independently in the accounts, but affect the recording of the underlying sales and purchase transactions.

     Investments in subsidiaries (loans and equity) are as a general rule secured through the use of financing in the same currency.

     There is otherwise little use of financial derivatives.

                                   HITEC ASA

7. TAXES

     The following specifies the differences between net income (-loss) before taxes and tax basis for the year:

                                                              1998   1997   1996
                                                              ----   ----   ----
Net income (-loss) before taxes.............................    94    17    -15
Permanent differences (including group contributions).......   -33   -11      1
Change in temporary differences related to:
  Current assets/current liabilities........................  -130    93    -12
  Fixed assets..............................................     1     2      2
  Other differences.........................................    68           -1
  Loss carried forward......................................         -57    -34
                                                              ----   ---    ---
TAX BASIS FOR THE YEAR -- NORWAY............................          44    -57
Income taxes payable (28%) -- Norway........................          12
Taxes payable -- abroad.....................................           1
                                                              ----   ---    ---
TOTAL TAXES PAYABLE -- CURRENT LIABILITIES -- HITEC ASA.....          13
Taxes payable, other Group companies
  Norwegian companies.......................................    12     4
  Foreign companies.........................................     1     1
                                                              ----   ---    ---
TOTAL TAXES PAYABLE -- GROUP................................    12    18
                                                              ====   ===    ===

     Deferred taxes are calculated on the basis of the temporary differences between book values and tax values which exist at the end of the financial year.

     Deferred taxes have been calculated on temporary differences related to:

                                                              1998   1997
                                                              ----   ----
Current assets/current liabilities..........................  157     28
Fixed assets................................................   -3     -2
Other differences...........................................  -71     -3
                                                              ---     --
BASIS FOR CALCULATION OF DEFERRED TAXES.....................   83     22
                                                              ---     --
DEFERRED TAXES (28%) -- LONG TERM LIABILITIES -- HITEC
  ASA.......................................................   23      6
                                                              ---     --
Deferred taxes other group companies:
  Deferred taxes connected to reduced shareholding in
     associated companies...................................   52     54
  Norwegian companies.......................................   14      2
  Deferred taxes derived from consolidating entries.........   14     -2
                                                              ---     --
DEFERRED TAXES -- LONG TERM LIABILITIES -- GROUP............  103     61
                                                              ===     ==

     Pursuant to the "Horingsutkast -- Resultatskatt" (Exposure draft) issued by Norsk RegnskapsStiftelse, regarding the Treatment of taxes, temporary tax reducing and tax increasing differences which reverse, or can reverse in the same period, are counterbalanced.

                                   HITEC ASA

     Tax expense in the income statement comprises:

                                                              1998   1997   1996
                                                              ----   ----   ----
Income taxes payable by Hitec ASA...........................          13
Tax effect related to Group contribution....................    3
Changes in deferred taxes...................................   17    -10     -4
                                                               --    ---     --
TAX EXPENSE (INCOME) IN INCOME STATEMENT -- HITEC ASA.......   21      2     -4
Taxes payable -- Group companies............................   12      5      2
Deferred taxes derived from consolidated entries............   -3
Other changes in deferred taxes (excl. deferred taxes re.
  acquisitions).............................................   20     56     -2
                                                               --    ---     --
TAX EXPENSE (INCOME) IN INCOME STATEMENT -- GROUP...........   50     63     -4
                                                               ==    ===     ==

8. GROUP CONTRIBUTIONS

                                                                  HITEC ASA
                                                              ------------------
                                                              1998   1997   1996
                                                              ----   ----   ----
Group contribution received.................................    5            10
Group contribution contributed..............................  -16    -11
Tax related to taxable Group contribution...................    3
                                                              ---    ---     --
GROUP CONTRIBUTION, NET.....................................   -7    -11     10
                                                              ===    ===     ==

     See also Note 6 which includes information about Group contribution from Hitec Marine AS, MNOK 79.

9. CASH AND CASH EQUIVALENTS

     As at 31 December 1998, restricted cash totals MNOK 6 for Hitec ASA and MNOK 13 for the Group. In 1997 restricted cash for Hitec ASA totaled MNOK 4 and MNOK 8 for the Group.

     The bank accounts of the subsidiaries Hitec Marine AS, Hitec Subsea AS and Hitec Framnaes AS are included in Hitec ASA's Group accounts system with Hitec ASA as accountholder. Inasmuch as the other Group companies have net deposits, the actual account between Hitec and the bank is higher than that shown in the balance sheet. This is due to deposits from other companies being included in the accounts of the respective companies instead of in an open account with Hitec ASA.

     Moreover, the Group account agreement causes the participating Group companies to be jointly and severally liable for any balance on the legal account of Hitec ASA.

                                   HITEC ASA

10. CURRENT RECEIVABLES

     Current receivables comprise:

                                                               HITEC ASA       GROUP
                                                              -----------   -----------
                                                              1998   1997   1998   1997
                                                              ----   ----   ----   ----
Accounts receivable.........................................  208    116    323    164
Allowance for doubtful accounts.............................   -1     -2     -2     -3
Net accounts receivable.....................................  207    114    321    161
Prepaid project costs.......................................                 18
Other current receivables...................................    1      2     18      7
VAT receivable..............................................    4      6      4      6
                                                              ---    ---    ---    ---
          Balance...........................................  213    122    361    175
                                                              ===    ===    ===    ===

11. CURRENT GROUP RECEIVABLES

     Current Group receivables comprise:

                                                               HITEC ASA
                                                              -----------
                                                              1998   1997
                                                              ----   ----
Group contribution receivable...............................   83      0
Short term Group financing..................................    7     14
                                                               --     --
          Balance...........................................   90     14
                                                               ==     ==

12. INVENTORIES

     Inventories comprise:

                                                               HITEC ASA       GROUP
                                                              -----------   -----------
                                                              1998   1997   1998   1997
                                                              ----   ----   ----   ----
Draugen drilling rig........................................   35            35
Other inventories...........................................    2     2      12     13
                                                               --     --     --     --
          Balance...........................................   37     2      47     13
                                                               ==     ==     ==     ==

     The Draugen drilling rig is intended to be upgraded and sold, and is included in the balance sheet at cost.

13. WORK IN PROGRESS

     The accrued value of projects equals project costs incurred plus profit based on the percentage of completion. The accounting principle is further explained under the section "accounting principles."

     Specification of work performed but not yet invoiced as at 31 December:

                                                            HITEC ASA        GROUP
                                                           ------------   ------------
                                                           1998    1997   1998    1997
                                                           -----   ----   -----   ----
Revenue earned...........................................  1,074   381    1,500   507
Invoiced on account......................................    971   272    1,373   370
                                                           -----   ---    -----   ---
          Balance........................................    103   108      128   138
                                                           =====   ===    =====   ===

     Invoicing on account in excess of revenue earned is included as customer advances among other current liabilities, ref. Note 15.

                                   HITEC ASA

14. CREDIT FACILITIES

     In addition to the liquid assets included in the balance sheet, Hitec ASA and the Group have an overdraft facility of MNOK 114 which is part of the Group account system. In addition to this, other Group companies have overdraft facilities totaling MNOK 11. As at 31 December 1998, the unused part of facilities amounts to MNOK 60.

15. OTHER CURRENT LIABILITIES

     Other current liabilities comprise:

                                                               HITEC ASA       GROUP
                                                              -----------   -----------
                                                              1998   1997   1998   1997
                                                              ----   ----   ----   ----
Customer advances...........................................   25     56     63     74
Accrued project costs.......................................   22     62     35     64
Current interest bearing debt...............................   20            20
Other current liabilities...................................   17      1     60     27
                                                               --    ---    ---    ---
          Balance...........................................   84    119    178    165
                                                               ==    ===    ===    ===

16. INTEREST BEARING DEBT/SECURED LIABILITIES

     The Company's and the Group's overall debt includes MNOK 154 (1997: MNOK
96) and MNOK 201 (1997: MNOK 110) secured by mortgage or other collateral. The mortgaged Company debt is adjusted to account for other group companies' deposits that are part of the Group account system.

     The Company and Group's long-term interest bearing debt is subject to certain covenants. At the end of 1998, none of these covenants were in default. Security has also been pledged in respect of established guarantee facilities and other mortgaged debt.

     Book value of assets pledged as security for debt and guarantees are as follows:

                                                               HITEC ASA       GROUP
                                                              -----------   -----------
                                                              1998   1997   1998   1997
                                                              ----   ----   ----   ----
Current receivables.........................................  213    122    336    175
Inventories.................................................   37      2     41      2
Work in progress............................................  103    108    129    117
Shares in associated companies..............................   22            38
Fixed assets................................................                 11      7
Property....................................................    8            64      8
                                                              ---    ---    ---    ---
          Balance...........................................  383    232    620    308
                                                              ===    ===    ===    ===

     In addition to the above, property leases and capital equipment are pledged as security.

     Repayment plan long term debt:

                                                              HITEC ASA   GROUP
                                                              ---------   -----
1999........................................................     22        27
2000........................................................     20        25
2001........................................................     18        23
2002........................................................      4         9
2003........................................................      1         5
2004 and thereafter.........................................     10        33

                                   HITEC ASA

17. INTEREST BEARING DEBT

                                                               HITEC ASA       GROUP
                                                              -----------   -----------
                                                              1998   1997   1998   1997
                                                              ----   ----   ----   ----
Bank overdraft..............................................  207            65      0
Other current liabilities...................................   20            20
Long term liabilities.......................................   76     96    122    111
                                                              ---     --    ---    ---
          Balance...........................................  303     96    207    111
                                                              ===     ==    ===    ===

18. EQUITY

  Hitec ASA

                                                                         ALLOCATION OF
                                        EQUITY    NEW        GROUP        NET INCOME     EQUITY
                                         1997    EQUITY   CONTRIBUTION       1998         1998
                                        ------   ------   ------------   -------------   ------
Share capital.........................    37                                               38
Legal reserve fund....................   269       2                                      270
Revaluation fund
Total restricted equity...............   307       2                                      309
                                         ---       --          --             --          ---
Distributable reserves................    43                   -7             74          109
                                         ---       --          --             --          ---
Shareholders equity at 31 December....   349       2           -7             74          417
                                         ===       ==          ==             ==          ===

  Group

                                                                      ALLOCATION OF
                                                    EQUITY    NEW      NET INCOME     EQUITY
                                                     1997    EQUITY       1998         1998
                                                    ------   ------   -------------   ------
Share capital.....................................    37                                38
Group reserves....................................   393        2          58          453
Adjustment for consolidation of Karmoy Stal AS....              2                        2
Translation differences...........................             -1                       -1
                                                     ---       --          --          ---
Shareholders equity at 31 December................   430        3          58          492
                                                     ===       ==          ==          ===

  Share options

     In 1998 Hitec ASA started a new share options program for employees and Directors of Hitec ASA and subsidiaries. The option program authorizes the Board to issue up to 2 million new shares of Hitec ASA stock during the period up to and including 31 December 2000. At the turn of the year a total of 744 000 share options had been granted to employees and Directors. The granted options are exercisable in December of year 2000. The share options may be exercised at NOK 20 per share. The option program replaces the previous program that was established in 1997 and that had an exercise price of NOK 50 per share.

  Increase in share capital

     At the turn of the year a total of 37 631 044 shares are issued at a par value of NOK 1 per share. Two share issuances took place in May of 1998 through the exercise of 126 832 and 120 000 share options respectively, based on previously established agreements.

     Based on General Meeting authorizations, the Board of Directors is authorized to issue a total of 4 092 172 new shares.

                                   HITEC ASA

     Furthermore, the General Meeting has authorized the Board of Directors to repurchase own shares with an accumulated par value that must not exceed 10% of the share capital. This authorization expires on 30 June 2000.

  RISK adjustment

     Adjustment of the company's share price for Norwegian taxation purposed was NOK 1,14 per share in 1997. The input value of shares as at 1 January 1998 is thereby adjusted accordingly.

19. GUARANTEES

                                                               HITEC ASA       GROUP
                                                              -----------   -----------
                                                              1998   1997   1998   1997
                                                              ----   ----   ----   ----
Guarantee commitments employees.............................
Completion guarantees.......................................   33    139     42    139
Group guarantees............................................    4     13      4
Other guarantees (incl. advance guarantees).................   42     49     63     63
                                                               --    ---    ---    ---
          Total.............................................   79    202    108    202
                                                               ==    ===    ===    ===

     The guarantee limit in bank and insurance totals MNOK 136 for the Group.

     Completion guarantees include a conditional performance guarantee in the amount of MNOK 30 furnished for the associated company Navis ASA. In some cases Hitec ASA has furnished guarantees for Group company customers or suppliers (parent company guarantees), and also stands surety in relation to guarantee institutions for withdrawals by subsidiaries on an otherwise unsecured guarantee amount.

20. SHARES OWNED BY DIRECTORS AND THE CHIEF EXECUTIVE OFFICER (AT YEAR END)

                                                                                     SHARE
                                                                         SHARES     OPTIONS
NAME                                          POSITION                   OWNED       OWNED
----                                          --------                 ----------   -------
Jon Gjedebo...................  Chief Executive Officer and Director   10,346,188   20,500
Arve Johnsen..................  Chairman                                   16,000   10,000
Folke Hermansen...............  Director                                  100,000   10,000
Geir Larsen...................  Director                                   20,000   10,000
Sigve Sandvik.................  Director (employee representative)          5,000    3,000
Svein Arne Moi................  Director (employee representative)          3,000    1,500

     The shares held by Jon Gjedebo represent 27.75% of the total shares issued by Hitec ASA, and are held through the companies Styrbjorn AS and Joto AS. Folke Hermansen holds his shares through the company Det Stavangerske
Dampskibsselskab. Geir Larsen holds his shares through the companies Svennevik Invest AS and Breeze Chartering AS.

     At the turn of the year Geir Larsen also held a total of 15,000 ad-hoc options, but these were not exercised.

21. DISPUTES/LEGAL ACTION

     Hitec ASA is not involved in court cases at the present time. Hitec ASA and the other Group companies are involved in some contractual disputes. These disputes are not expected to have significant influence on the financial position of the Company or the Group.

                                   HITEC ASA

22. ACQUISITIONS -- 1998

     The following summarized information relates to acquisitions:

                                         DATE OF                             SHARE OF
                                       ACCOUNTING    PURCHASE   ACCOUNTING    EQUITY               AMORTIZATION
COMPANY                                INTEGRATION    PRICE       METHOD     ACQUIRED   GOODWILL      PERIOD      NOTE
-------                                -----------   --------   ----------   --------   --------   ------------   ----
Maritime Industry Service AS.........   1 Jan 98        12       Purchase      100%        13        5 years       1
Karmoy Stal AS.......................   1 Nov 98        21       Purchase       70%         5        5 years       2

---------------

Note 1: Legally Hitec ASA has only acquired 91% of the shares as at 1 January 1998, for a total cash consideration of MNOK 5. Hitec is also committed to acquire the remaining shares of the company in two equal installments at 1 January 2000 and 1 January 2001 for a cash consideration of MNOK 3.5 at each of these dates. 100% of the shares are therefore included in the balance sheet of Hitec ASA, at a calculated net present value of the purchase price of MNOK 11.2.

Note 2: Prior to the purchase, Hitec ASA owned 30% of the shares of Karmoy Stal AS. As from the date of the last share purchase, Hitec ASA owns 100% of the shares of the company. Of a total purchase price of MNOK 21, MNOK 15 had been paid at 31 December 1998. The remaining cash consideration is to be paid in 1999, year 2000 and year 2001.

23. PRO-FORMA ACCOUNTING INFORMATION -- 1997 AND 1998

     Pro-forma accounting information presents Group accounts as arrived at had the acquisitions described in Note 22 taken place as at 1 January 1997.

     Goodwill and other excess over book values identified at the time of acquisition is amortized and depreciated as from 1 January 1997 with the same rates that are used in preparing the 1998 financial statements. In calculating financial expenses related to financing the investments, the interest rate used is the interest rate that is valid for February 1999 as provided by the Group's main source for debt financing.

     The tax effect of the above mentioned elements is accounted for.

                                                        1998                   1997
                                                --------------------   --------------------
                                                ACCOUNTS   PRO FORMA   ACCOUNTS   PRO FORMA
                                                --------   ---------   --------   ---------
Operating revenues............................   1,376       1,485        803        933
Operating income before share of associated
  companies...................................      73          81         12         10
Net income before taxes.......................     107         112        215        207
Net income....................................      58          62         90         81
Net income per share -- NOK...................    1.55        1.65       2.47       2.22
Net income per share -- NOK -- fully
  diluted.....................................    1.55        1.65       2.44       2.19

                                   HITEC ASA

24. BUSINESS SEGMENT INFORMATION

     Business segment information is provided on pages 38 to 43 of Hitec's annual report. The information can be summarized as follows:

  1998

                                                                   OP. INCOME
                                              OPERATING   ADDED   BEF. GOODWILL    ORDER      NO. OF
                                              REVENUES    VALUE   AMORTIZATION    RESERVES   EMPLOYEES
                                              ---------   -----   -------------   --------   ---------
Group companies.............................    1,625      784         127          687         878
Hitec ASA (holding company) and
  eliminations..............................     -140       -7         -32           -9           9
Goodwill amortization.......................                           (14)
                                                -----      ---         ---          ---         ---
          Sum pro forma.....................    1,485      777          81          678         887
                                                =====      ===         ===          ===         ===

  1997

                                                                   OP. INCOME
                                              OPERATING   ADDED   BEF. GOODWILL    ORDER      NO. OF
                                              REVENUES    VALUE   AMORTIZATION    RESERVES   EMPLOYEES
                                              ---------   -----   -------------   --------   ---------
Group companies.............................     971       436          49          852         708
Hitec ASA (holding company) and
  eliminations..............................     -38        -5         -27          -10          11
Goodwill amortization.......................                           -15
                                                 ---       ---         ---          ---         ---
          Sum pro forma.....................     933       431           7          842         719
                                                 ===       ===         ===          ===         ===

                                   HITEC ASA

                UNAUDITED SUMMARY CONSOLIDATED INCOME STATEMENTS
                                      MNOK

                                                              SEPTEMBER 30,   SEPTEMBER 30,
                                                                  1999            1998
                                                              -------------   -------------
Operating revenues..........................................       867            1,014
Cost of materials...........................................       369              540
                                                                  ----            -----
Added value.................................................       498              474
Operating expenses..........................................       408              415
Depreciation................................................        19               13
                                                                  ----            -----
Operating income before goodwill amortization...............        71               46
                                                                  ----            -----
Operating income............................................        60               36
Income (-loss) associated companies.........................       -48               47
Net financial income (-expense).............................       -10               -5
                                                                  ----            -----
Net income before taxes.....................................         3               78
Minority interest in income.................................        26               -1
                                                                  ----            -----
Net income after taxes and minority interests...............        22               56
                                                                  ====            =====
Operating margin (operating income in % of operating
  revenues).................................................       7.0%             3.6%
Per Share:
  Earnings per share in NOK, fully diluted..................      0.59             1.47

                                   HITEC ASA

                  UNAUDITED SUMMARY CONSOLIDATED BALANCE SHEET
                                      MNOK

                                                               SEPTEMBER 30,
                                                                   1999
                                                               -------------
Goodwill....................................................         159
Fixed Assets................................................         173
Long-term financial assets..................................         260
Current assets..............................................         449
                                                                   -----
          Total assets......................................       1,041
                                                                   =====
Shareholders' equity (incl. minority interests).............         551
Long-term liabilities (incl. estimated taxes)...............         251
Current liabilities.........................................         239
                                                                   -----
          Total shareholders' equity and liabilities........       1,041
                                                                   =====
Equity ratio................................................          53%
Current ratio...............................................        1.87

                                   HITEC ASA

              UNAUDITED SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
                                      MNOK

                                                              SEPTEMBER 30,   SEPTEMBER 30,
                                                                  1999            1998
                                                              -------------   -------------
Cash flows from Operations:
  Net income before taxes...................................         3              78
  Depreciation and amortization.............................        30              24
  Change in net working capital, ass. companies and est.
     taxes..................................................        11            -183
                                                                   ---            ----
Net cash flow from operations (A)...........................        44             -81
Net cash flow from investments (B)..........................       -29              68
                                                                   ---            ----
Cash flows from financing:
  Change in long-term liabilities...........................        22              -6
  Issue of new shares.......................................                         2
                                                                   ---            ----
Net cash flow from financing (C)............................        22              -4
                                                                   ---            ----
Net change in cash (A+B+C)..................................        37             -18
Change in bank overdraft....................................       -36              24
Cash in acquired company....................................         4               2
Cash and deposits at start of period........................        25             102
                                                                   ---            ----
Cash and deposits at end of period..........................        31             109
                                                                   ===            ====

          NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                      MNOK

BUSINESS UNITS:

  First Nine Months 1999:

                         HITEC
                       DRILLING &                                 HITEC     INTER-               MARITIME            CORPORATE
                         MARINE      HITEC     HITEC    HITEC    MARINE    NATIONAL    HITEC     INDUSTRY   KARMOY   COSTS AND
                        SYSTEMS     PRODUCTS   MARINE   SUBSEA   AUTOMAT    COMP.     FRAMNAES   SERVICE     STAL     ELIMIN.
                       ----------   --------   ------   ------   -------   --------   --------   --------   ------   ---------
Operating revenues...      421          65      112        28        60        62         47         38       92        -58
Added value..........      225          24       36        21         3        40         41         32       65         11
Operating income
  (-loss) bef.
  goodwill
  amortization.......       73           7        3        -2        -7        -1         -8          3        6         -3
Operating margin
  (percent)..........     17.3%       11.4%     2.5%     -6.7%    -11.7%     -1.2%     -16.7%       8.6%     6.8%        --
Note.................        1           1                            2         3                              4

  First Nine Months 1998:

                         HITEC
                       DRILLING &                                 HITEC     INTER-               MARITIME            CORPORATE
                         MARINE      HITEC     HITEC    HITEC    MARINE    NATIONAL    HITEC     INDUSTRY   KARMOY   COSTS AND
                        SYSTEMS     PRODUCTS   MARINE   SUBSEA   AUTOMAT    COMP.     FRAMNAES   SERVICE     STAL     ELIMIN.
                       ----------   --------   ------   ------   -------   --------   --------   --------   ------   ---------
Operating revenues...      591          61      115        38        --        93        127         70       --        -81
Added value..........      250          21       32        13        --        41         75         45       --         -3
Operating income
  (-loss) bef.
  goodwill
  amortization.......       56           5        5        -8        --        -6         12          7       --        -25
Operating margin
  (percent)..........      9.4%        8.9%     4.8%    -21.3%       --      -7.0%       9.3%      10.4%      --         --
Note.................        1           1                            2         3                              4

---------------

Notes to business unit information:

1. Hitec Drilling & Marine Systems AS and Hitec Products AS were split out from Hitec ASA 01.01.99. First nine months figures for 1998 shown above are therefore pro-forma only.

2. Hitec Marine Automation was acquired with effect from April 1999, and figures are therefore for the second and third quarter only. Figures for 1998 are not comparable.

3. Includes Hitec Drilling & Marine Systems, Inc., USA, Hitec Drilling & Marine Systems Ltd., Canada, Hitec Drilling & Marine Ltda, Brazil, and Hitec Drilling & Marine Systems Ltd., UK.

4. Karmoy Stal was acquired with effect from 1 November 1998. Figures for the first nine months of 1998 were: Operating revenues: 93 MNOK; added value: 67 MNOK; operating income: 8 MNOK; operating margin: 8.8%.

MERGER AGREEMENT WITH NATIONAL OILWELL

     On the 10th of October, the Board of Hitec and the American company National Oilwell signed an agreement to merge the drilling technology operations of the two companies. Incurred costs related to external advisors used in this process have not been expensed at 30 September 99.

PROFITABILITY

     The Group's operating income for the first nine months was 60 MNOK, giving an operating margin of 7.0%. Corresponding figures for the first nine months of 1998 were 36 MNOK and 3.6%. Net income after taxes and minorities' share of income was 22 MNOK (56).

     Operating revenues for the first nine months were 867 MNOK (1014). Added value was 498 MNOK (474). Goodwill amortization amounted to 11 MNOK (10). Net financial expense for the first nine months was 10 MNOK (5).

ORDER BACKLOG

     Order backlog at 30.09.99 was 492 MNOK, and 767 MNOK at 30.09.98

CAPITAL

     The Group had a positive cash flow from operations of 44 MNOK for the first nine months, against a negative cash flow of 81 MNOK for the first nine months of 1998. Cash reserves, including unused overdraft facilities, are 124 MNOK, while net interest-bearing debt is 131 MNOK. Shareholders' equity (incl. minority interests) amounts to 551 MNOK (550), giving an equity ratio of 53%.

THIRD QUARTER

     The Group's operating revenues for the third quarter were 237 MNOK (331). Added value was 133 MNOK (187), and operating income 9 MNOK (20).

PRODUCT AND TECHNOLOGY COMPANIES:

  Hitec Drilling & Marine Systems AS

     The market for drilling technology remains weak, and order intake is not satisfactory. Due to this, activity in Hitec Drilling & Marine Systems was low in the third quarter. Higher oil prices have however led to an increase in the number of inquiries, which in the longer term are expected to lead to new orders.

     With Hitec Marine Automation the company is working on several projects within ship automation and ship bridge systems. In October, HDMS received an order for the first series of CeCots military operator stations. Income from this first order will cover development costs for the product.

  Hitec Products AS

     Activity remains high at Hitec Products, with continuing good margins.

  Hitec Marine AS

     The market for the company's product remains weak. The focus is still on cost containment, and temporary lay-offs remain in force.

  Hitec Subsea AS

     In September, Hitec Subsea received an order for two HiROV3000 remote operated subsea vehicles. The order will lead to increased activity in the company.

  Hitec Marine Automation AS

     The company was acquired from Kvaerner in April. Marketing activities continue both towards the military and commercial shipping markets, and several significant orders have been received since the acquisition.

     Costs related to development of new technology have been higher than anticipated, and have led to losses for the company. The losses are expected to continue for the next quarters.

INTERNATIONAL COMPANIES

     Due to the general market situation, activity remains low at several of the Group's international companies. During 1999, the cost level has been adjusted to this.

HITEC ENGINEERING & CONSTRUCTION:

  Hitec Framnaes AS

     The company's market situation is still weak. Parts of the workforce have been laid off temporarily, and further cost reducing measures are being evaluated.

  Karmoy Stal AS

     The company had high activity in the first part of the third quarter, but is now seeing a downward pressure on volume and margins.

  Maritime Industry Service AS

     The company has so far been able to keep its good margins. The weak market conditions are however being felt also by this company from the end of the third quarter.

SHAREHOLDINGS IN OTHER COMPANIES

     Shareholdings in other companies include 13% in Roxar ASA and 11% in Navis ASA, as well as 40% in Framnaes Installasjon AS. Hitec also owns 51% of DynaSea AS, which has a shareholding of 6% in Navis ASA.

     Hitec had a loss from associated companies of 48 MNOK for the first nine months of 1999, against income of 47 MNOK for the same period of 1998. The loss for the third quarter was 35 MNOK.

     In August, Hitec sold some of its shares in Roxar ASA, resulting in a gain of 25 MNOK before and 18 MNOK after tax. Hitec has been engaged in Multi-Fluid (now a part of Roxar), since the company's inception more than ten years ago. The sale is in accordance with Hitec's strategy of capitalizing developed technologies.

     In July, Navis ASA carried out one private and one public share issue. The issue price led to an accounting loss for Hitec of 59 MNOK before and 15 MNOK after taxes and minority share.

     Since the shareholdings of both Roxar and Navis have been reduced to less than 20%, they are no longer regarded as associated companies. The investments are therefore from the third quarter included in the balance as ordinary long-term financial assets. This means that the equity method is no longer used for these investments. The book value of the shareholdings at the time of conversion from associated companies, calculated according to the equity method, was an average of NOK 9.75 per Navis share, and 7.88 per Roxar share. These values have been retained in the balance sheet at 30 September 99.

     As a consequence of the change from associated companies to ordinary long-term financial assets, previously deferred revenues (share of income) from sales to these companies have been recognized. This is a consequence of the income having been realized in its entirety by the Hitec Group. The income thus recognized is included in operating revenues and has a positive effect on the operating income for the third quarter.

NEW ACCOUNTING LEGISLATION

     The Oslo Stock Exchange has stated that all listed companies must provide information on any consequences of the new Norwegian accounting legislation in force from 1999. For Hitec, the new legislation will not have any significant effect on the accounts for this or previous years.

FUTURE PROSPECTS

     The weak market situation prevailing for the whole of the petroleum industry is expected to lead to a further decline in volume and profitability for Hitec in the fourth quarter. Provided that the oil price remains at current levels, the market is expected to return to more normal levels.

                                                                   APPENDIX
A: MERGER AGREEMENT

                                MERGER AGREEMENT

                                    BETWEEN

                             NATIONAL-OILWELL, INC.

                                      AND

                                   HITEC ASA

  WITH RESPECT TO A RECOMMENDED OFFER BY NATIONAL-OILWELL, INC. TO ACQUIRE ALL
                         THE ISSUED SHARES OF HITEC ASA

     This Merger Agreement (the "Agreement") is entered into on this 10th day of October 1999 by and between

     National-Oilwell, Inc., a company incorporated and existing in accordance with the laws of Texas, and having its registered office and principal place of business in Houston, Texas,

     and

     Hitec ASA, a company incorporated and existing in accordance with the laws of Norway, and having its registered office and principal place of business in Stavanger, Norway.

     (Each of which is hereinafter referred to as "Party" and both of which as "Parties").

     in respect of a recommended offer by NOI to acquire all the issued shares of Hitec.

1. DEFINITIONS AND ANNEXES

     1.1 In this Agreement, the following words and expressions shall have the meanings set opposite them below:

Accepting Shareholders       The Shareholders accepting the Offer

Agreement                    This agreement, including its Annexes and exhibits

Amount Claimed               An amount claimed as defined in Section 3 of Annex
                             2.

Asset Purchase Agreement     The Asset Purchase Agreement between Hitec and
                             HitecVision, entered into on the date hereof.

Business Day                 Any day where banks in Oslo and Houston generally
                             are open.

Completion                   The day payment for the Shares is made, as defined
                             in Article 3.4.

Confidential Information     Has the meaning as defined in Article 15.3.

Consideration Shares         The shares issued by NOI as consideration for the
                             Shares, as described in Article 3.2.

Cybernetix                   Cybernetix AS

Disclosure Schedule          The disclosure schedule of Hitec delivered to NOI
                             contemporaneously with the execution and delivery of this Agreement.

Drilling Business            The business carried out by the Hitec Group prior
                             to or at the date hereof including developing, designing, manufacturing, marketing, selling and servicing equipment used for or to be used for drilling for oil and gas, and of providing services related to equipment and products for drilling for oil and gas, excluding only the Non-Drilling
                             Business to be disposed of pursuant to the Asset
                             Purchase Agreement.

Drilling Group               Hitec including Subsidiaries after the disposal of
                             the Non-Drilling Business.

Drilling Group Companies     Companies in the Drilling Group.

Escrow Account               The account referred to in Annex 1.

Escrow Agent                 The agent appointed according to Annex 1.

Hitec                        Hitec ASA

Hitec Common Shares          The common shares of Hitec, as described in Article
                             5.1(v).

Hitec Group                  Hitec including Subsidiaries as it is at the date
                             hereof, before the transfer of the Non-Drilling
                             Business.

Hitec Subsidiaries           Any legal entity of which Hitec (either alone or
                             through or together with any other Hitec
                             Subsidiaries) owns, directly or indirectly, more than 50% of the stock or other equity interests.

HitecVision                  HitecVision AS

Liabilities                  Has the meaning given to it in Annex 1, Section
                             1.1(a).

Material Adverse Effect      A material adverse change or effect on the
                             financial condition, assets, liabilities or results of operations of NOI, Hitec or the Drilling
                             Business (as the case may be), taken as a whole, excluding any such effect resulting from or arising in connection with (a) changes or conditions generally affecting the industries in which NOI or the Drilling Group, as the case may be, operate or
                             (b) changes in general economic, regulatory or political conditions.

Material Deviation           Has the meaning given to it in Articles 12.4 and
                             13.4.

Net Equity                   With respect to Hitec, the net equity of the
                             consolidated Hitec accounts as per 30.06.99 stated in accordance with the definition of "Equity"
                             (including (i) paid in equity and (ii) retained earnings) in the Norwegian Accounting Act dated 17
                             July 1998 and valued in accordance with the principles in the Norwegian Accounting Act and generally accepted accounting principles in Norway
                             (Norwegian GAAP) with respect to NOI, the net equity (including (i) paid in equity and (ii) retained earnings) of the consolidated NOI accounts in accordance with US GAAP.

NOI                          National Oilwell Inc.

NOI Common Shares            The common shares of NOI, with a par value of 0.01

NOI Common Shares            The common shares of NOI, referred to in Article
                             7.1(v).

NOI SEC Reports              The reports referred to in Article 7.1(vii)

NOI Subsidiaries             Any legal entity of which NOI (either alone or
                             through or together with any other NOI
                             Subsidiaries) owns, directly or indirectly, more than 50% of the stock or other equity interests.

Non-Drilling Business        Any business other than the Drilling Business
                             conducted by the Hitec Group prior to or on the date hereof.

Offer                        The offer to be made by NOI as described in Article
                             3.1.

Offer Date                   The date the Offer is made and distributed to all
                             the Shareholders.

Offer Expiry Date            The last day of the period for acceptance by
                             Shareholders under the Offer.

Party                        Each of NOI and Hitec

Shareholders                 The shareholders of Hitec

Shares                       All outstanding shares of Hitec

Subsidiary                   Any legal entity of which another entity (either
                             alone or through or together with any other
                             Subsidiaries) owns, directly or indirectly, more than 50% of the stock or other equity interests.

Transaction Value            The aggregate of (i) 8,000,000 shares of NOI valued
                             at USD 12 1/2 per share and (ii) MNOK 148,7.

     1.2 This Agreement includes the following annexes, all of which form an integral part of this Agreement:

          1. Indemnification by the Accepting Shareholders of Hitec and Escrow Account Arrangements.

          2. Acceptances of the Offer by Jon Gjedebo, certain directors and officers of Hitec and of Styrbjorn AS and Mosvold Farsund AS.

          3. Press releases from NOI and Hitec.

          4. Recommendation from the Board of Directors and Senior Management of Hitec

          5. Underwriting Agreement

          6. Complete list of Hitec Subsidiaries

2. INTRODUCTION -- STRUCTURE OF TRANSACTION

     According to the terms and conditions of this Agreement, the Parties agree as follows:

          (i) NOI, or a wholly owned Subsidiary of NOI, shall make an offer to acquire the whole of the issued share capital of Hitec (the "Offer"). As consideration NOI or such Subsidiary shall offer the existing shareholders of Hitec shares in NOI and cash, as further described in Article 3 below.

          (ii) Immediately prior to the completion of the Offer, Hitec shall dispose of the Non-Drilling Business, on terms and conditions as further described in Article 4 below and as set forth in the Asset Purchase Agreement.

3. OFFER TO ACQUIRE THE SHARES OF HITEC -- PRINCIPAL TERMS

     3.1 NOI will make an offer (the "Offer") to the shareholders of Hitec (the "Shareholders) to acquire all of the outstanding shares in Hitec (the "Shares") in exchange for shares of NOI Common Shares freely tradable as from Completion and cash consideration as set forth in Section 3.2. NOI will register the shares of NOI Common Shares with the Securities and Exchange Commission (the "SEC") on a Registration Statement on Form S-4 (the "NOI Form S-4"). If the Offer is submitted by a Subsidiary of NOI, NOI shall unconditionally guarantee for all obligations of such Subsidiary under the Offer.

     3.2 As consideration for the Shares, the Shareholders accepting the Offer (the "Accepting Shareholders") will receive the following consideration:

          (i) one share in NOI for each 4.7038805 shares in Hitec, (this is determined by taking the total registered number of shares in Hitec outstanding (37,631,044) and dividing by 8,000,000, and assumes that no additional shares of Hitec are issued between the date of this Agreement and Completion), and

          (ii) a cash consideration of NOK 3.95152 per share in Hitec which in aggregate will be NOK 148,700,000

     The share consideration to be paid by NOI under (i) above will be made through a new issuance of NOI Common Shares (the "Consideration Shares"). The Consideration Shares will, when issued, have equal rights with the already issued NOI Common Shares in every respect, including right to dividends.

     No fractional shares of NOI will be issued, and the Accepting Shareholders will instead receive cash, based on the average of the closing prices of NOI Common Shares on the New York Stock Exchange for the last ten (10) trading days ending on the second trading day prior to the Offer Expiry Date, in lieu of such fractional shares.

     3.3 Acceptances of the Offer shall include all of an Accepting Shareholder's Shares.

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

     3.4 Payment for the Shares shall be made on the Business Day on which NOI accepts the Shares against same day delivery of the Shares and cash (the "Completion"). Shares of NOI shall be registered in the name and address of the Accepting Shareholders or in the name of such brokerage firm or financial institution as the Accepting Shareholders may direct. Share certificates and cash shall be delivered on Completion to First Securities ASA for further delivery to the Accepting Shareholders as they may direct.

     3.5  As security for the split of responsibilities agreed to pursuant to
Article 6 and Annex 1, each Accepting Shareholder will have 10% of his Consideration Shares placed in escrow according to the provisions of Annex 1. All Accepting Shareholders will jointly, on a pro rata basis, be liable for the split of responsibilities agreed pursuant to Annex 1. Each Accepting Shareholder's liability will, however, be limited to the Consideration Shares put in escrow by such Accepting Shareholder.

     3.6 The directors and senior management of Hitec who are shareholders of Hitec and Styrbjorn AS and Mosvold Farsund AS, have consented to accept the Offer pursuant to acceptances attached to this Agreement as Annex 2 hereof. The Board of Directors of Hitec will recommend the Offer to the Shareholders in a recommendation in the format set forth in Annex 4 hereto.

4. DISPOSAL OF THE NON-DRILLING BUSINESS

     4.1 Cybernetix has established HitecVision with a share capital of NOK 50,000. Prior to Completion, Cybernetix will increase the equity of HitecVision up to an equity in cash of MNOK 62 and establish credit facilities or similar arrangements giving HitecVision a liquidity of MNOK 148,7.

     Approximately contemporaneously with the Offer, HitecVision will make an offer to the Shareholders (excluding the Shareholders participating in Cybernetix) on the following basis: for each share held in Hitec, the Shareholders may elect to subscribe to one share in HitecVision for a cash consideration of NOK 3.95152, providing HitecVision with a total of MNOK 148,7 in cash equity. With respect to those Shareholders accepting the above Offer, the payment for their subscription of shares in HitecVision will be concluded by directing the cash consideration of such Shareholder under the Offer to HitecVision, according to specific authorisations given by the Shareholders included in the offer documents.

     Cybernetix (or a consortium established by Cybernetix) will underwrite and guarantee to subscribe for those shares in HitecVision not subscribed for according to the above, pursuant to an Underwriting Agreement in the format attached to this Agreement as Annex 5, in order to ensure that HitecVision receives a total of MNOK 148,7 in cash equity.

     4.2 Hitec and HitecVision have entered into the Asset Purchase Agreement, whereby the Non-Drilling Business of Hitec, subject to all conditions set forth herein and in the Offer being satisfied or waived by the relevant Party, is sold to HitecVision for a cash consideration of MNOK 148,7.

     The purchase and sale of the Non-Drilling Business of Hitec to HitecVision pursuant to the Asset Purchase Agreement shall be completed contemporaneously with the Completion of the Offer. Hitec will enforce the Asset Purchase Agreement and will not modify it or waive any provision of it without NOI's written approval.

     4.3 Included in the Disclosure Schedule of Hitec are the proforma balance sheets of Drilling Group and HitecVision Group as of 31.12.97, 31.12.98 and 30.06.99, respectively, and the pro forma income statement of Drilling Group and HitecVision Group for the two years ended 31.12.97 and 31.12.98 and the six months ended 30.06.99. The Parties acknowledge that the balance sheets will be influenced by the operations and activities of Hitec after such date. The Parties agree that in the disposal of the Non-Drilling Business, HitecVision shall assume and retain the economic result of the Non-Drilling Business in the period after 30.06.99, while Hitec shall assume and retain the economic result of the Drilling Business after 30.06.99.

5. REPRESENTATIONS AND WARRANTIES OF HITEC

     5.1  Hitec hereby represents and warrants to NOI that:

          (i) Hitec and each of the Hitec Subsidiaries that is part of the Drilling Business is an entity duly organised and validly existing under the laws of the jurisdiction of its incorporation or organisation, has full requisite power and authority to carry on its business as it is currently conducted, and to own, lease and operate the properties currently owned, leased and operated by it. Annex 6 sets forth a complete list of the Hitec Subsidiaries, the percentage of each Subsidiary's outstanding capital stock or other ownership interest owned by Hitec or another Hitec Subsidiary.

          (ii) Hitec has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and, subject to acceptance by the Shareholders and the fulfilment of the other conditions as provided in this Agreement, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Hitec have been duly authorised by all necessary corporate action on the part of Hitec. This Agreement has been duly executed and delivered by Hitec and is the valid and binding obligation of Hitec, enforceable in accordance with its terms, except that such enforceability may be subject to bankruptcy, insolvency, reorganisation or other similar laws affecting or relating to enforcement of creditors' rights generally.

          (iii) Neither the execution, delivery or performance of this Agreement by Hitec nor the consummation of the transactions contemplated hereby will
     (a) will conflict with, or result in any violations of, the articles of incorporation or bylaws of Hitec or any equivalent document of any of the Hitec Subsidiaries or except as disclosed in the Disclosure Schedule of Hitec, or (b) result in any breach of or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in, or the loss of any material benefit under, or result in the creation of any encumbrance upon any of the material properties or assets of Hitec or any of the Hitec Subsidiaries under, any term, condition or provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, judgement, order, decree, statute, law, or assets, other than (1) any such breaches, defaults, losses or encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect with respect to the Drilling Group, or (2) any such breaches, defaults or losses which occur solely due to the characteristics of NOI (as a new shareholder in Hitec) and not due to the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby as such.

          (iv) No consent, approval, order or authorisation of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (each a "Governmental Entity"), is required to be obtained by Hitec or any of the Hitec Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or thereby, except for the filings and approvals referred to in Articles
     8.1 and 9.1.

          (v) The authorised capital stock of Hitec consists of 37,631,044 Hitec common shares, with a par value of NOK 1 ("Hitec Common Shares"). As of the date of this Agreement, an aggregate of 1,200,000 Hitec Common Shares were subject to issuance pursuant to outstanding options granted or to be granted by 1 December 1999 to current or previous employees of Hitec, none of which are exercisable prior to Completion of the Offer. The consummation of the transactions contemplated by this Agreement will not accelerate the vesting of any unvested options, or issuance of any unissued shares, except as provided for in Article 17.4. All of the issued and outstanding Hitec Common Shares have been validly issued, are fully paid and non-assessable, were not issued in violation of the terms of any agreement or other understanding binding upon Hitec and were issued in compliance with all applicable corporate documents of Hitec and all applicable laws, rules and regulations. There are, and have been, no preemptive rights with respect to the issuance of the Hitec Common Shares other than the provisions in the Norwegian Joint Stock Companies Act.

          (vi) There are no outstanding subscriptions, options, warrants, convertible securities, calls, commitments, agreements or rights (contingent or otherwise) of any character to purchase, subscribe or otherwise acquire from Hitec any shares of, or any securities convertible into, the capital stock of Hitec, other than as set forth in Article 17.4.

          (vii) The financial statements of Hitec and the Drilling Group referred to in Section 4.3 for the years ended 31.12.97 and 31.12.98, and the six months ended 30.06.99 comply in all material respects with the then applicable accounting requirements and the published rules and regulations of the relevant Norwegian statutes with respect thereto, and were prepared in accordance with Norwegian generally accepted accounting principles applied at the relevant dates, except that the 30.06.99 statements do not contain any footnotes.

          (viii) There has been no change in Hitec's accounting policies or the methods of making accounting estimates or changes in estimates that are material to such financial statements, except as described in the notes thereto or as disclosed in the Disclosure Schedule.

          (ix) The books, records and accounts of Hitec and the Hitec Subsidiaries (with respect to the Drilling Business) (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect in all material respects the transactions and dispositions of the assets of Hitec and the Hitec Subsidiaries (with respect to the Drilling Business) and (iii) accurately and fairly reflect in all material respects the basis for such financial statements.

          (x) Neither Hitec nor any Hitec Subsidiary (with respect to the Drilling Business) has any material liabilities or obligations, either accrued, absolute, contingent or otherwise, or has any knowledge of any potential material liabilities or obligations, other than those incurred in the ordinary course of business since 30.06.99 and that are consistent in character with those set forth on the balance sheet of the Drilling Group as of such date.

          (xi) None of the information supplied or to be supplied by Hitec for inclusion in the NOI Form S-4 with respect to Hitec or the Hitec Subsidiaries will, at the time the NOI Form S-4 is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

          (xii) As of the date of this Agreement neither Hitec nor any Hitec Subsidiary (with respect to the Drilling Business) is, or has received any notice that it would be with the passage of time, in default or violation of any term, condition or provision of (a) its charter documents or bylaws;
     (b) any judgement, decree or order applicable to it; or (c) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument to which Hitec or any Hitec Subsidiary is now a party or by which it or any of its properties or assets may be bound, except in the case of item (c) (i) for defaults and violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Drilling Business, or (ii) as disclosed in the Disclosure Schedule of Hitec.

          (xiii) Other than as a result of the transactions contemplated by this Agreement or as disclosed in the Disclosure Schedule of Hitec, since December 31, 1998, there has not been:

             (a) Any Material Adverse Effect with respect to the Drilling Business;

             (b) Any material damage, destruction, or loss to the business or properties of Hitec and the Hitec Subsidiaries (with respect to the Drilling Business), taken as a whole, not covered by insurance;

             (c) Any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of Hitec, or any direct or indirect redemption, purchase or any other acquisition by Hitec of any such stock;

             (d) Any change in the capital stock or in the number of shares or classes of Hitec's authorised or outstanding capital stock; or

             (e) Any other event or condition known to Hitec particularly pertaining to and adversely affecting the operations, assets or business of the Drilling Business (other than events or conditions which are of a general or industry-wide nature or of general public knowledge and reported to the Oslo Stock Exchange) or disclosed in any annex to this Agreement which would constitute a Material Adverse Effect.

          (xiv) The Disclosure Schedule of Hitec contains lists of the following items with respect to Hitec and each of the Hitec Subsidiaries (with respect to the Drilling Business), and Hitec has furnished to NOI or will furnish to NOI in connection with NOI's due diligence investigation under this Agreement true and correct copies of all documents referred to in such lists and other documents relevant to the Drilling Business reasonably requested by NOI;

             (a) each parcel of real property owned, or subject to a contract of purchase and sale, with a fair market value in excess of MNOK 1 with a description of the nature and amount of any encumbrance thereon, and each parcel of real property leased, or subject to a lease commitment, with annual rental payments in excess of MNOK 1;

             (b) all material insurance policies or bonds currently maintained, including those covering properties, buildings, machinery, equipment, fixtures, employees and operations, as well as a listing of any premiums, audit adjustments or retroactive adjustments due or pending on such policies or any predecessor policies;

             (c) all contracts which involve, or may involve, aggregate payments by any party thereto of MNOK 5 or more, which are to be performed in whole or in part after Completion of the Offer;

             (d) all material bonus, incentive compensation, deferred compensation, profit-sharing, retirement, pension, welfare, group insurance, death benefit, or other fringe benefit plans, arrangements or trust agreements;

             (e) all material patents, trademarks, copyrights and other intellectual property rights owned, licensed or used and where used;

             (f) all material long-term and short-term promissory notes, installment contracts, loan agreements, credit agreements, operating and finance leases, and any other agreements relating thereto or with respect to collateral securing the same; and

             (g) all material indebtedness, liabilities and commitments of third parties and as to which it is a guarantor, endorser, co-maker, surety or accommodation maker, or is contingently liable therefor (excluding liabilities as an endorser of checks and the like in the ordinary course of business) or has otherwise provided any form of financial assistance and all letters of credit, whether stand-by or documentary, issued by any third party.

          (xv) Except as provided in a sideletter to this Agreement or disclosed in the Disclosure Schedule of Hitec, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) result in any payment (including severance, unemployment compensation, parachute payment, bonus or otherwise) becoming due to any director, employee or independent contractor of Hitec or any of the Hitec Subsidiaries or otherwise, (b) materially increase any benefits otherwise payable under any Hitec Plan or otherwise or (c) result in the acceleration of the time of payment or vesting of any such benefits, except as provided in Article 17.4.

          (xvi) Neither Hitec nor any Hitec Subsidiary (with respect to the Drilling Business) has any material liabilities or obligations, either accrued, absolute, contingent or otherwise, or has any knowledge of any potential material liabilities or obligations not disclosed to NOI in the Disclosure Schedule of Hitec, individually or in the aggregate, would have a Material Adverse Effect with respect to the Drilling Business.

          (xvii) There is no claim, action, suit or proceeding pending, or to the knowledge of Hitec threatened against Hitec or any of the Hitec Subsidiaries, which would, if adversely determined, individually or in the aggregate, have a Material Adverse Effect on the Drilling Business, nor is there any judgement, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Hitec or any of the Hitec Subsidiaries having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect.

          (xviii) There are no environmental conditions or circumstances, such as the presence or release of any hazardous substance, on any property presently or, to the knowledge of Hitec, previously owned or leased by Hitec or any of the Hitec Subsidiaries that could reasonably be expected to result in a Material Adverse Effect on the Drilling Business.

          (xix) No written notice has been served on Hitec or any Hitec Subsidiary from any entity, governmental agency or individual regarding any existing, pending or threatened investigation or inquiry related to alleged violations under any applicable environmental laws, or regarding any claims for remedial obligations or contribution under any applicable environmental laws, other than any of the foregoing which, either singly or in the aggregate, would not result in a Material Adverse Effect on the Drilling Business.

          (xx) Neither Hitec nor any Hitec Subsidiary is in violation of or in default with respect to, or in alleged violation of or alleged default with respect to any other applicable law or any applicable rule or regulation, or any writ or decree of any court or any governmental commission, board, bureau, agency or instrumentality, or delinquent with respect to any report required to be filed with any governmental entity, except for violations and delinquencies which, either singly or in the aggregate, do not and are not expected to result in a Material Adverse Effect on the Drilling Business.

          (xxi) Hitec has made, or will make, available to NOI, true, complete and correct copies of each employee benefit plan covering active, former or retired employees of the Hitec Group, and (a) each plan has been maintained and administered in material compliance with its terms, (b) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof and no past funding liabilities exist thereunder and (c) each plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval.

          (xxii) Except as disclosed in the Disclosure Schedule of Hitec or the Hitec Subsidiaries own or possess licenses to use all patents, patent applications, trademarks and service marks (including registrations and applications therefor), trade names, copyrights and written know-how, trade secrets and all other similar proprietary data and the goodwill associated therewith that are material to the Drilling Business . The intellectual property is owned or licensed by Hitec or the Hitec Subsidiaries (that are part of the Drilling Business) free and clear of any encumbrance other than those encumbrances set forth in the Disclosure Schedule of Hitec. Neither Hitec nor any of the Hitec Subsidiaries has granted to any other person any license to use any such intellectual property. Neither Hitec nor any of the Hitec Subsidiaries has received any notice of infringement, misappropriation or conflict with, the intellectual property rights of others in connection with the use by Hitec and the Hitec Subsidiaries of such intellectual property within the Drilling Business.

          (xxiii) Except for goods and other property sold, used or otherwise disposed of since December 31, 1998 in the ordinary course of business for fair value, Hitec has good and indefeasible title to all its properties, interests in properties and assets, real and personal, reflected in its December 31, 1998 financial statements, free and clear of any encumbrance, except (a) encumbrances reflected in the balance sheet of Hitec as of December 31, 1998, (b) liens for current taxes not yet due and payable and
     (c) such imperfections of title, easements and encumbrances, if any, as are not substantial in character, amount or extent and do not and will not materially detract from the value, or interfere with the present use, of the property subject thereto or affected thereby, or otherwise materially impair business operations. All leases pursuant to which Hitec or any Hitec Subsidiary (with respect to the Drilling Business) leases (whether as lessee or lessor) any real or personal property are in good standing, valid, and effective; and there is not, under any such leases, any existing or prospective default or event of default or event which with notice or lapse of time, or both, would constitute a default by Hitec or any Hitec Subsidiary (with respect to the Drilling Business) and in respect to which Hitec or a Hitec Subsidiary (with respect to the Drilling Business) has not taken adequate steps to prevent a default from occurring. The buildings and premises of Hitec and each of the Hitec Subsidiaries that are used in the Drilling Business are in good operating condition and repair, subject only to ordinary wear and tear. All major items of operating equipment of Hitec and the Hitec Subsidiaries used in the Drilling Business are in good operating condition and in a state of reasonable maintenance and repair, ordinary wear and tear excepted, and are free from any known defects except as may be repaired by routine maintenance and such minor defects as do not substantially interfere with the continued use thereof in the normal conduct of operations.

     5.2 All representations and warranties of Hitec contained in this Agreement will remain operative and in full force and effect, regardless of any investigation made by or on behalf of NOI, until the Completion of the Offer, whereupon such representations and warranties will expire and be of no further force or effect, except as provided in Annex 1.

6. SPLIT OF RESPONSIBILITIES OF THE DRILLING BUSINESS

     6.1 Hitec agrees, on its own behalf and on behalf of the Accepting Shareholders of Hitec, to split the responsibilities of the Drilling Business between Hitec and the Accepting Shareholders so that the Accepting Shareholders assume responsibility for certain liabilities of the Drilling Business and the representations and warranties of Hitec in Article 5 of this Agreement in accordance with the provisions of Annex 1. All Accepting Shareholders will jointly, on a pro rata basis, be liable for such assumption of responsibilities. As security for such liability an escrow arrangement according to Annex 1 is established. Each Accepting Shareholder's liability is limited to the Consideration Shares put in escrow according to the provisions of and as further described in Annex 1.

     6.2 Each Accepting Shareholder shall, when accepting the Offer, be obligated to authorise HitecVision to act on his behalf in respect of his liability according to Article 6.1 above and the provisions of Annex 2 and accepting that any agreement between HitecVision and NOI or any arbitral award or other judgement rendered concerning any claim shall be final and binding on each Accepting Shareholder, and approving any payment to NOI made by the Escrow Agent.

     6.3 The parties agree to seek to establish a system by which the Accepting Shareholders' interests in the Escrow Account will be made transferable, provided this may be done in accordance with all applicable laws and without incurring unreasonable costs on NOI or increasing its disclosure or reporting obligations in any material way. The system chosen will be determined prior to the Offer Date.

     6.4 After expiry of the Escrow Period, HitecVision has accepted, pursuant to the provisions of and as further described in the Asset Purchase Agreement, to assume certain responsibilities in relation to tax and environmental issues.

7. REPRESENTATIONS AND WARRANTIES OF NOI

     7.1 NOI hereby represents and warrants to NOI that:

          (i) NOI and each of the NOI Subsidiaries is an entity duly organised and validly existing under the laws of the jurisdiction of its incorporation or organisation, has full requisite power and authority to carry on its business as it is currently conducted, and to own, lease and operate the properties currently owned, leased and operated by it. The NOI SEC Reports set forth a complete list of the material NOI Subsidiaries.

          (ii) NOI has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and, subject to the conditions as provided in this Agreement, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by NOI have been duly authorised by all necessary corporate action on the part of NOI. This Agreement has been duly executed and delivered by NOI and is the valid and binding obligation of NOI, enforceable in accordance with its terms, except that such enforceability may be subject to bankruptcy, insolvency, reorganisation or other similar laws affecting or relating to enforcement of creditors' rights generally.

          (iii) Neither the execution, delivery or performance of this Agreement by NOI will conflict with, or result in (a) any violations of, the articles of incorporation or bylaws of NOI Subsidiaries or (b) any breach of or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in, or the loss of any material benefit under, or result in the creation of any encumbrance upon any of the material properties or assets of NOI or any of the NOI Subsidiaries under, any term, condition or provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, judgement, order, decree, statute, law or assets, other than any such breaches defaults, losses, or encumbrances which individually or in the aggregate, would not have a material adverse effect on NOI.

          (iv) No consent, approval, order or authorisation of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (each a "Governmental Entity"), is required to be obtained by NOI or any of the NOI Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or thereby, except for the filings and approvals referred to in Articles 8.1 and 9.1.

          (v) The authorised capital stock of NOI consists of 75,000,000 NOI common shares, with a par value of USD 0.01("NOI Common Shares"), and 10,000,000 NOI preferred shares ("NOI Preferred Shares"). As of September 30, 1999, an aggregate of 58,258,955 NOI Common Shares were outstanding, 2,083,849 NOI Common Shares were subject to issuance pursuant to outstanding options granted to current or previous employees of NOI and no NOI preferred shares were outstanding. The consummation of the transactions contemplated by this Agreement will not accelerate the vesting of any unvested options. All of the issued and outstanding NOI Common Shares have been validly issued, are fully paid and non-assessable, were not issued in violation of the terms of any agreement or other understanding binding upon NOI and were issued in compliance with all applicable corporate documents of NOI and all applicable laws, rules and regulations.

          (vi) Except as referred to in clause (v) above, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, convertible securities, calls, commitments, agreements or rights (contingent or otherwise) of any character to purchase, subscribe or otherwise acquire from NOI any shares of, or any securities convertible into, the capital stock of NOI.

          (vii) NOI has filed and made available to Hitec all forms, reports and documents required to be filed by NOI with the SEC since December 31, 1998 (collectively, the "NOI SEC Reports").

          (viii) The financial statements of NOI contained in the NOI SEC Reports complied in all material respects with the then applicable accounting requirements and the published rules and regulations of the relevant United States statutes with respect thereto, and were prepared in accordance with United States generally accepted accounting principles applied at the time of filing.

          (ix) There has been no change in NOI's accounting policies or the methods of making accounting estimates or changes in estimates that are material to such financial statements, except as described in the notes thereto.

          (x) The books, records and accounts of NOI and the NOI Subsidiaries
     (a) have been maintained in accordance with good business practices on a basis consistent with prior years, (b) are stated in reasonable detail and accurately and fairly reflect in all material respects the transactions and dispositions of the assets of NOI and the NOI Subsidiaries and (c) accurately and fairly reflect in all material respects the basis for the NOI financial statements.

          (xi) Other than as a result of the transactions contemplated by this Agreement, or as set forth in the NOI SEC Reports, since December 31, 1998, there has not been:

             (a) Any Material Adverse Effect with respect to NOI;

             (b) Any material damage, destruction, or loss to the business or properties of NOI and the NOI Subsidiaries, taken as a whole, not covered by insurance;

             (c) Any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of NOI, or any direct or indirect redemption, purchase or any other acquisition by NOI of any such stock; or

             (d) Any change in the capital stock or in the number of shares or classes of NOI's authorised or outstanding capital stock (other than as result of exercises of options to purchase NOI Common Shares and issuances under NOI's value appreciation plans, and except for 1,920,000 NOI Common Shares issued in connection with the acquisition of Dupre Supply Co. and Dupre International Inc.by NOI).

          (xii) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) result in any payment (including severance, unemployment compensation, parachute payment, bonus or otherwise) becoming due to any director, employee or independent contractor of NOI or any of the NOI Subsidiaries or otherwise, (b) materially increase any benefits otherwise payable under any NOI Plan or otherwise or (c) result in the acceleration of the time of payment or vesting of any such benefits.

          (xiii) Neither NOI nor any NOI Subsidiary has any material liabilities or obligations, either accrued, absolute, contingent or otherwise, or has any knowledge of any potential material liabilities or obligations, which, individually or in the aggregate, would have a Material Adverse Effect on NOI.

          (xiv) There is no claim, action, suit or proceeding pending, or to the knowledge of NOI threatened against NOI or any of the NOI Subsidiaries, which would, if adversely determined, individually or in the aggregate, have a Material Adverse Effect on NOI, nor is there any judgement, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against NOI or any of the NOI Subsidiaries having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect.

          (xv) Except as disclosed in the NOI SEC Reports, there are no environmental conditions or circumstances, such as the presence or release of any hazardous substance, on any property presently or, to the knowledge of NOI, previously owned or leased by NOI or any of the NOI Subsidiaries that could reasonably be expected to result in a Material Adverse Effect on NOI;

          (xvi) Except as disclosed in the NOI SEC Reports, no written notice has been served on NOI or any NOI Subsidiary from any entity, governmental agency or individual regarding any existing, pending or threatened investigation or inquiry related to alleged violations under any applicable environmental laws, or regarding any claims for remedial obligations or contribution under any applicable environmental laws, other than any of the foregoing which, either singly or in the aggregate, would not result in a Material Adverse Effect on NOI.

     7.2 All representations and warranties of NOI contained in this Agreement will remain operative and in full force and effect, regardless of any investigation made by or on behalf of NOI, until the Completion of the Offer, whereupon such representations and warranties will expire and be of no further force or effect.

8. CONDITIONS PRECEDENT TO THE MAKING OF THE OFFER

     8.1 The making of the Offer by NOI shall be conditional upon the following:

          (i) Completion by NOI of the confirmatory due diligence of Hitec in accordance with Article 12, without NOI having found Material Deviations (as defined in Article 12).

          (ii) Each of the representations and warranties of Hitec set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the date the Offer is made and distributed to the Shareholders (the "Offer Date") as though made on and as of the Offer Date, except for such inaccuracies that, individually or in the aggregate, would not have a Material Adverse Effect with respect to the Drilling Group, and provided further that Hitec shall have the right to remedy the relevant breach of the representations and warranties (if capable of being remedied).

          (iii) Hitec having performed in all material respects each of its obligations set forth in this Agreement required to be performed prior to the Offer Date.

          (iv) Completion by Hitec of the confirmatory due diligence of NOI in accordance with Article 12, without Hitec having found Material Deviations (as defined in Article 12).

          (v) The representations and warranties of each Party pursuant to the Asset Purchase Agreement being true and correct on the Offer Date, except for such inaccuracies that, individually or in the aggregate, would not have a Material Adverse Effect with respect to the Drilling Group.

          (vi) The NOI Form S-4 shall have been declared effective by the Securities and Exchange Commission and shall not be the subject of any stop order or any proceedings seeking a stop order.

          (vii) The offering documentation shall, to the extent legally required under Norwegian Law, have been approved by the Oslo Stock Exchange.

          (viii) The Offer and the offering documents shall, to the extent legally required, have been approved by any other governmental body having authority with respect to securities law matters in jurisdictions where Shareholders are located.

          (ix) The Underwriting Agreement shall have been signed in the format attached hereto as Annex 5.

9. CONDITIONS PRECEDENT TO THE COMPLETION OF THE OFFER

     9.1 The respective obligations of NOI and Hitec to complete the Offer shall be subject to the satisfaction or waiver by the relevant Party of each of the following conditions:

          (i) The completion of the transactions contemplated by the Asset Purchase Agreement in accordance with its terms.

          (ii) NOI receiving valid and unconditional acceptances of the Offer representing more than 90% of the issued shares and of the votes of Hitec. NOI shall have the option to waive this condition, provided it receives valid and unconditional acceptances representing more than 66,7% of the issued shares and votes of Hitec.

          (iii) Hitec receiving confirmation from the Royal Ministry of Finance that the sale of Shares to NOI by the Shareholders will not be subject to capital gains tax in Norway until disposition of the Consideration Shares.

          (iv) NOI being granted the necessary approval from all relevant government authorities, including any approval required under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended.

          (v) NOI's acquisition of Hitec shall have been approved by the Royal Norwegian Ministry of Industry and Trade under the Norwegian Acquisition Act 1994, and, if necessary, by any required European governmental authority, on conditions reasonably acceptable to NOI.

          (vi) HitecVision's acquisition of the Non-Drilling Business shall have been approved by the Royal Norwegian Ministry of Industry and Trade pursuant to the Norwegian Acquisition Act 1994, and, if necessary, by any required European governmental authority on conditions reasonably acceptable to HitecVision.

          (vii) No governmental entity shall have enacted, issued or entered any order, stay, decree, judgment or injunction which has the effect of making the Completion of the Offer illegal or otherwise prohibiting the Completion of the Offer.

     9.2 The obligation of NOI to complete the Offer is subject to the satisfaction of the following additional condition, which may be waived in writing by NOI:

          (i) Each of the representations and warranties of Hitec set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the date of the Completion of the Offer as though made on and as of the date of the Completion of the Offer, except for such inaccuracies that, individually or in the aggregate, would not have a Material Adverse Effect with respect to the Drilling Group, and provided further that Hitec shall have the right to remedy the relevant breach of the representations and warranties (if capable of being remedied).

          (ii) Hitec having performed in all material respects each of its obligations set forth in this Agreement required to be performed prior to Completion of the Offer.

     9.3 The obligation of Hitec to complete the Offer is subject to the satisfaction of the following additional condition, which may be waived in writing by Hitec:

          (i) Each of the representations and warranties of NOI set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the date of the Completion of the Offer as though made on and as of the date of the Completion of the Offer, except for such inaccuracies that, individually or in the aggregate, would not have a Material Adverse Effect on NOI, and provided further that NOI shall have the right to remedy the relevant breach of the representations and warranties (if capable of being remedied).

          (ii) NOI having performed in all material respects each of its obligations set forth in this Agreement required to be performed prior to Completion of the Offer.

     9.4 With the exception of the conditions listed in this Article 9, the Offer shall be unconditional.

10. CONDUCT OF BUSINESS OF HITEC PRIOR TO COMPLETION

     10.1 Hitec agrees that from the date of this Agreement and until Completion or termination of this Agreement (whichever is relevant), it shall not without the consent of NOI:

          (i) amend or propose to amend its charter or bylaws;

          (ii) split, combine or reclassify any outstanding shares of its capital stock, or declare, set aside or pay any dividends or make any other distribution to the holders thereof;

          (iii) issue or sell any options, warrants, convertible securities, calls, commitments, agreements or rights (contingent or otherwise) of any character to purchase, subscribe to, or otherwise acquire any shares in Hitec or subdivide or in any way reclassify any shares of Hitec, other than as stipulated in Article 17.4;

          (iv) merge or consolidate with or into any other corporation or change in any manner the rights of its capital stock or the character of its business;

          (v) other than in the ordinary course of business acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organisation or division thereof or make any equity investments therein;

          (vi) other than in the ordinary course of business incur any indebtedness for borrowed money or issue any debt securities;

          (vii) other than in the ordinary course of business enter into or modify any material contract, lease or agreement;

          (viii) other than in the ordinary course of business directly or indirectly, take any action which would cause its representations and warranties contained herein to become inaccurate in any material respect;

          (ix) conduct the Drilling Business other than in the ordinary course of business and in compliance with all applicable laws and regulations;

        and Hitec shall further;

             (i) use its best efforts to preserve intact Hitec's market position and business organisation and make no material changes to the compensation or benefit payable to its senior employees; and

             (ii) promptly disclose to NOI any material information with regard to the Drilling Business contained in its representations and warranties or any Annex hereto which, because of any event occurring after the date hereof, is incomplete or is no longer correct as of all times after the date hereof until the Completion of the Offer.

     10.2 Notwithstanding the provisions of Article 10.1, Hitec shall be entitled to restructure and to sell the Non-Drilling Business as detailed in the Asset Purchase Agreement.

11. CONDUCT OF BUSINESS OF NOI PRIOR TO COMPLETION

     11.1 NOI agrees that from the date of this Agreement and up until Completion or termination of this Agreement (whichever is relevant) it shall not:

          (i) declare or pay any dividends or make any other distribution to the holders thereof;

          (ii) change in any respect the rights of its capital stock or materially the character of its business; or

          (iii) subdivide or in any manner reclassify the NOI Common Shares unless appropriate adjustments are made to the NOI Common Shares to be paid to the Accepting Shareholders pursuant to the Offer.

12. CONFIRMATORY DUE DILIGENCE OF HITEC

     12.1 Hitec has provided NOI with various information prior to the signing of this Agreement.

     12.2 Subject to all relevant laws and regulations, Hitec will give NOI and its advisors the necessary information and access to Hitec's business, management and advisors to enable them to conduct their due diligence of the Drilling Business (which may include aspects of the Non-Drilling Business only to the extent the Non-Drilling Business could adversely affect Hitec).

     12.3 The Parties agree that the scope of the due diligence-investigation of Hitec shall be to verify that there are no material adverse findings in relation to the Drilling Business. The main part of the due diligence investigation will be conducted prior to the Offer Date, but NOI shall also thereafter have access to information and to the premises of Hitec during normal business hours.

     12.4 If NOI makes any findings covered by Article 12.3, and such findings, always according to Norwegian GAAP, in the aggregate have or could reasonably be expected to have in the future, a negative adverse accounting effect according to Norwegian GAAP on the Net Equity (as defined herein) of the Drilling Group of more than 2% of the Transaction Value (a "Material Deviation"), then NOI shall, up until the Completion Date, have the right to terminate this Agreement with 15 days notice, provided, however, that Hitec shall have the right to remedy the Material Deviation (if capable of being remedied) within 10 days of being notified of the Material Deviation, in which case NOI shall have no right to terminate this Agreement.

13. LIMITED DUE DILIGENCE OF NOI

     13.1 NOI has provided Hitec with the NOI SEC Reports prior to the signing of this Agreement

     13.2 Subject to all relevant laws and regulations, NOI will give Hitec and its advisors the necessary information and access to NOI's business, management and advisors to enable them to complete their limited due diligence of NOI.

     13.3 The Parties agree that the scope of the due diligence-investigation of NOI shall be to verify that there are no material adverse findings in relation to the business of NOI;

     13.4 If Hitec makes any findings in its review under Article 13.3, and such findings, always according to US GAAP, in the aggregate have or could reasonably be expected to have in the future, a negative adverse accounting effect according to US GAAP on the net equity of the NOI Group of more than 2% of the Transaction Value (a "Material Deviation"), then Hitec shall, up until the Completion Date have the right to terminate this Agreement with 15 days notice, provided, however, that NOI shall have the right to remedy the Material Deviation (if capable of being remedied) within 10 days of being notified of the Material Deviation, in which case Hitec shall have no right to terminate this Agreement.

14. PREPARATION OF NOI FORM S-4

     14.1 As promptly as practicable after the execution of this Agreement, NOI shall prepare and file with the SEC the NOI Form S-4 (together with all amendments thereto, the "Registration Statement"), in connection with the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the NOI Common Stock to be issued to the Shareholders in connection with the Offer and the prospectus included in the Registration Statement (the "Prospectus"). NOI or Hitec, as the case may be, shall promptly furnish all information concerning NOI or Hitec, as the other party my reasonably request in connection with such actions and the preparation of the Registration Statement. NOI shall use its reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable. As promptly as practicable after the Registration Statement Effective Date, the Prospectus and all other materials required under Norwegian law (collectively, the "Offer Materials") will be mailed to the Shareholders.

     14.2 NOI and Hitec will also co-operate in obtaining all necessary approvals of the Oslo Stock Exchange.

     14.3 NOI will take all steps necessary to list the Consideration Shares on the New York Stock Exchange.

15. ANNOUNCEMENTS AND CONFIDENTIALITY

     15.1 Immediately after the signing of this Agreement, each Party shall issue a press release, in the formats described in Annex 3. Immediately after the issuance of the press releases, the top management of NOI and Hitec shall conduct a press conference in Stavanger, and shall thereafter give a joint investor presentation in Oslo.

     15.2 After the issue of the press releases in Annex 3, and except as may be required by law or by applicable regulations, including, without limitation, rules and regulations of the New York Stock Exchange and the Oslo Stock Exchange (and if so, wherever practicable, after relevant consultation between the Parties), no announcements shall be made by either Party or its advisors without the prior written consent and agreement to the text of the other Party, such consent not to be unreasonably withheld or delayed.

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

     15.3 Each Party hereby undertakes that it shall use all reasonable endeavours to keep confidential any information:

          (a) which it may have or acquire (whether before or after the date of this Agreement) in relation to the customers, business, assets or affairs of the other Party, or

          (b) which, in consequence of the negotiations relating to this Agreement and/or the Offer or the exercise of its rights or performance of its obligations hereunder, it may have or acquire (whether before or after the date of this Agreement) in relation to the customers, business, assets or affairs of the other Party, and shall not use for its own business purpose or disclose to any third Party any such information (collectively, "Confidential Information") without the consent of the other Party to this Agreement.

     15.4 The obligation of confidentiality under Article 13.3 shall not apply to any Confidential Information which is:

          (a) publicly available or becomes publicly available otherwise than as a result of a breach of this Agreement;

          (b) lawfully in the possession of the receiving Party prior to its disclosure to the receiving Party by the disclosing Party and is or becomes free from any restriction on its subsequent disclosure or use by the receiving Party; or

          (c) required to be disclosed by any law, rule or regulation (including any order of a court of competent jurisdiction).

     15.5 The confidentiality undertakings and restrictions set out in this Agreement shall survive the termination or non-consummation of this Agreement.

16. TERMINATION; BREAK-UP FEE

     16.1 This Agreement may be terminated and the Offer may be abandoned at any time prior to Completion of the Offer, as follows:

          (a) by NOI and Hitec, respectively, pursuant to Article 12.4 and 13.4 of this Agreement;

          (b) by mutual written consent of NOI and Hitec;

          (c) by either NOI or Hitec, if the conditions set forth in Article 8 of this Agreement have not been fulfilled (or waived by the relevant party) on or before 15.02.2000; provided, however, that the right to terminate this Agreement pursuant to this Article 16.1 (c) shall not be available to the party whose failure to fulfil any obligation under this Agreement shall have been the cause of, or resulted in, the failure of the conditions to be fulfilled on or before such date;

          (d) by, Hitec, if valid and unconditional acceptances representing more than 66,7% of the issued shares and votes of Hitec have not been obtained within 42 days of the Offer Date;

          (e) by either NOI or Hitec, if the conditions set forth in Article 9 of this Agreement have not been fulfilled (or waived by the relevant party) within 90 days of the Offer Date or such later date not exceeding 150 days following the Offer Date to which NOI may extend the Offer Expiry Date;

          (f) by either NOI or Hitec, if any order, injunction or decree preventing the consummation of the Offer shall have been entered by any court of competent jurisdiction or governmental entity and shall have become final and nonappealable;

          (g) by Hitec, if prior to the Offer Expiry Date a competing offer to purchase at least a majority of the Shares or otherwise acquire Hitec or all or substantially all of its assets or all or substantially all of the assets of the Drilling Group (a "Competing Offer") is made to Hitec or the Shareholders that the board of directors of Hitec determines is more favourable to the Shareholders than the Offer

     (a "Superior Offer") and that the board of directors recommends to the Shareholders for acceptance; provided that Hitec shall have given at least 10 days prior written notice of the Superior Offer to NOI that includes all relevant details thereof and NOI shall not within such 10 day period have amended the terms of its Offer so that the Competing Offer is no longer a Superior Offer; and provided, further, that no termination pursuant to this
     Article 16.1(g) shall be effective unless Hitec shall pay the Break-Up Fee required by Article 16.3; or

          (h) by Hitec, if prior to the Completion of the Offer NOI is acquired by another corporation or entity, or merged or consolidated with or into any other corporation with a market capitalisation of at least 10% of NOI, in which case NOI shall pay the Break-Up Fee required by Article 16.3.

     16.2 In the event of termination of this Agreement pursuant to Article 16.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of NOI or Hitec or any of their respective representatives, and all rights and obligations of each party hereto shall cease, except as provided in Article 16.3; provided, however, that nothing in this Agreement shall relieve any party from liability for the wilful breach of any of its representations and warranties or the wilful breach of any of its covenants or agreements set forth in this Agreement.

     16.3  Hitec agrees that if Hitec terminates this Agreement pursuant to
Article 16.1(g), Hitec shall pay to NOI concurrently with such termination and as a contribution to the costs and expenses incurred by NOI, a termination fee in the amount of USD 5,000,000 (the "Break-Up Fee").

     Hitec also agrees that if this Agreement is terminated and a Competing Offer is made before termination of this Agreement that a person could reasonably conclude is more favourable to the Shareholders than the Offer, and such Competing Offer is completed and consummated before 31.12.2000, Hitec will pay to NOI within five (5) days thereafter the Break-Up Fee.

     NOI agrees that if Hitec terminates this Agreement pursuant to Article 16.1(h), NOI shall pay to Hitec within five (5) days after such termination as a contribution to the costs and expenses incurred by Hitec, a fee in the amount of USD 5,000,000 (the "Break-Up Fee").

     Any payment required to be made pursuant to this Article 16.3 shall be made by wire transfer of immediately available funds to an account designated by the relevant party.

17. MISCELLANEOUS

     17.1 Following Completion, Jon Gjedebo shall be appointed Executive Vice President & Chief Technology Officer of NOI, with responsibilities for technological development and implementation. Jon Gjedebo shall hold this position for at least three years from Completion, unless terminated by NOI for cause. It is further agreed that Jon Gjedebo shall be appointed to the Board of Directors of NOI at the meeting of the Board of Directors next following completion, and shall also be nominated for re-election at the next annual meeting of stockholders of NOI. The compensation package of Jon Gjedebo shall be agreed between Jon Gjedebo and the chief executive officer of NOI prior to the making of the Offer. Prior to Completion Jon Gjedebo shall enter into the employment agreement, including non-competition provisions with NOI.

     17.2 NOI confirms that it plans to continue and develop the existing activities of the Drilling Business in Stavanger for a minimum period of three years from Completion, and thus confirms that it has no intention to move the existing activities of the Drilling Group from Stavanger.

     17.3 The Parties shall co-operate in order to keep costs and other expenses at a minimum. The external advisory fees of Hitec (financial, legal, auditors), and all other transaction costs incurred by Hitec shall be paid and borne by Hitec, and upon Completion, HitecVision shall reimburse all costs that exceed MNOK 15,0.

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     Any management incentive payments approved by Hitec shall be paid by Hitec upon Completion, and HitecVision shall reimburse Hitec for half of such payments that aggregate up to MNOK 8,0 and for all such costs that exceed MNOK 8,0.

     Management redundancy costs of Hitec shall be paid by Hitec upon Completion, and HitecVision shall reimburse all costs that exceed MNOK 3,3.

     With the exception of the above, each Party shall carry its own costs and expenses in connection with the transactions contemplated by this Agreement.

     The Parties acknowledge that the above costs may influence the actual balance sheets of the Drilling Group and HitecVision Group, compared to the pro forma balance sheets set forth in the Disclosure Schedule of Hitec.

     17.4 Following Completion, NOI confirms that the employees of the Drilling Group will be allowed to participate in the employee benefit plans operated by NOI if such participation is allowed under the rules of such plans and other relevant laws and regulations.

     Subject to all relevant laws and regulations, senior management of the Drilling Group will be eligible to participate in any management incentive scheme including share options, bonuses and the like offered or operated by NOI on the same terms as those offered to managers at a similar level of the NOI group.

     Under the current option program of Hitec, the board of directors has been given the authority to issue a total of 2,000,000 options in Hitec with a strike price of NOK 20. 677,500 of these options have already been issued, while there is an obligation on Hitec to issue another 522,500 options on 1 December 1999. No options in excess of 1,200,000 will be issued. These issued options will be handled as follows:

          (i) Employees of Hitec which remain Drilling Group employees after the Offer Completion Date will be offered the right to have their options to purchase shares of Hitec converted into options to purchase shares of NOI without any change in their existing vesting or exercise schedule. Options to purchase shares of Hitec will be converted into options to purchase NOI Common Shares at the rate of 0.21259043 NOI Common Shares for each share of Hitec at a price of NOK 94.077612 per NOI Common Share.

          (ii) Employees of Hitec which will not remain Drilling Group employees after the Offer Completion Date will have their options to purchase shares of Hitec converted into cash by Hitec without regard to whether they can be exercised currently. The purchase price for each option shall be based on the premium paid by NOI in the Offer over and above NOK 20 for each share in Hitec in relation to the average of the closing prices of NOI Common Shares on the New York Stock Exchange the last ten (10) trading days ending on the second trading day prior to the Offer Expiry Day. The costs of this conversion plus employers tax shall be borne by Hitec, and the Parties acknowledge that this will influence on the actual balance sheets of Hitec and HitecVision compared to the pro forma balance sheets set forth in the Disclosure Schedule of Hitec.

     17.5 The Parties will co-operate in order to supply such information and make such submissions to such authorities as may be necessary or required in connection with the acquisition.

     17.6 HitecVision shall have the right to use the name Hitec as set forth in the Asset Purchase Agreement.

     17.7 This Agreement shall be governed by Norwegian law.

     17.8 Any disagreement, difference or dispute between the Parties relating in any way to this Agreement, the rights or obligations of the Parties hereunder or the transactions contemplated hereby shall be settled by arbitration, held in Oslo and in the English language in accordance with Chapter 32 of the Norwegian Civil Procedure Act 1915 ("tvistemalsloven"). The arbitration shall be held before a panel of three arbitrators, one of whom shall be chosen by NOI, one of whom shall be chosen by the Hitec and one of whom (who shall be the chairman of the panel) by the first two arbitrators so selected. In the event of any failure by a Party to appoint its arbitrator within thirty days after the request for arbitration is first given, or the failure by the first two arbitrators to appoint the third arbitrator within thirty days after the appointment of the last of the first two arbitrators to be appointed, such arbitrator or arbitrators shall at the request of either Party be appointed by the Oslo City Court. Any Party may seek judgement upon any award in any court having jurisdiction or an application may be made to such court for the judicial acceptance of the award and for an order of enforcement.

     Notwithstanding the above, each Party may bring an action in any court of competent jurisdiction (i) for provisional relief pending the outcome of arbitration, including, without limitation, provisional injunctive relief or pre-judgement attachment or sequestration of assets; (ii) to compel arbitration or enforce any arbitral award. For purposes of any proceeding authorised by this
Article 17.8, each Party hereby consents to the non-exclusive jurisdiction of the courts of Oslo, Norway.

Stavanger, 10 October 1999

NATIONAL-OILWELL, INC.

By:       /s/ FRED PHEASEY
    --------------------------------
    Name: Fred Pheasey
    Title: Member of the Board

HITEC ASA

By:      /s/ FOLKE HERMANSEN
    --------------------------------
    Name: Folke Hermansen
    Title: Board Member

By:          /s/ KNUT AM
    --------------------------------
    Name: Knut Am
    Title: Chairman of the Board

By:        /s/ JON GJEDEBO
    --------------------------------
    Name: Jon Gjedebo
    Title: President & CEO

      ANNEX 1: INDEMNIFICATION BY THE ACCEPTING SHAREHOLDERS OF HITEC AND
                          ESCROW ACCOUNT ARRANGEMENTS

     1.1  Indemnification by the Accepting Shareholders of Hitec.

     (a) Subject to the provisions of this Annex 1, the Accepting Shareholders (including any Shareholders who accept a Mandatory Offer made pursuant to the last sentence of Section 1.2(a)) shall, jointly and on a pro rata basis, indemnify, defend and hold harmless NOI (including Hitec and any of its affiliates) from, against and in respect of the following claims, obligations and liabilities whether known or unknown, absolute, fixed or contingent and related expenses (including reasonable costs of defense and reasonable attorneys' fees) ("Liabilities") related to the Drilling Business, with respect to events which have occurred prior to the Completion Date:

          (i) Liabilities other than reasonable and customary warranty expenses with respect to products delivered by Hitec prior to Completion, unless the Liability is a result of deliveries made by NOI according to a contract between Hitec (or any of its Subsidiaries) and NOI;

          (ii) All legal disputes (pending or future) relating to the operations prior to Completion, with the exception of legal disputes related to existing orders where work is in progress as of Completion;

          (iii) Liabilities for lack of or breaches to environmental permits, licenses, approvals and other authorizations required to conduct the Drilling Business prior to Completion;

          (iv) Liabilities due to violations of any applicable Norwegian law, statute, rule, regulation, order or notice requirement pertaining to (1) the condition or protection of air, groundwater, surface water, soil or other environmental media, (2) the environment, including natural resources or any activity which affects the environment or (3) the regulation of any pollutants, contaminants, waste or other substances;

          (v) Liabilities with respect to violations of or default with respect to any other applicable law or any applicable rules or regulations;

          (vi) Liabilities with respect to any failure to file with appropriate governmental authorities any income, withholding, value added, sales, employment, customs duties and any and all other tax returns, reports and estimates for each period for which any returns, reports or estimates were due;

          (vii) Liabilities with respect to any failure to pay any taxes due and payable (considering always the net effect of any later adjustment and not including tax receivables that have not been recorded in the accounts of Hitec);

          (viii) Liabilities with respect to the tax provision reflected in the financial statements of Hitec being inadequate to cover actual taxes payable;

          (ix) Liabilities with respect to violations, infringement, misappropriation or conflict with the intellectual property rights of others in connection with individual products delivered by Hitec prior to Completion or individual products in production by Hitec; or

          (x) Liabilities with respect to claims for damages from current and former employees related to events that occurred prior to Completion;

     (b) Subject to the provisions of this Annex 1, the Accepting Shareholders shall, jointly and on a pro rata basis, indemnify, defend and hold harmless NOI (including Hitec and any of its affiliates) from and against any losses, damages and expenses reasonably incurred, including third-party claims (including reasonable costs of defense and reasonable attorneys' fees), arising out of

          (i) any breach of any of the representations and warranties on the part of Hitec in Article 5 of the Merger Agreement,

          (ii) any receivables on the balance sheet of the Drilling Business as of the Completion Date (which shall be recorded in a manner consistent with the 30 June, 1999 balance sheet) not being collectible in the recorded amounts, or

          (iii) the contractual basis for the revenue element with respect to the balance sheet item; "work in progress" on the balance sheet of the Drilling Business as of the Completion Date (which shall be recorded in a manner consistent with the 30 June, 1999 balance sheet) not being correct.

     (c) The matters for which the Accepting Shareholders may be liable under this Annex 1 are referred to herein as "the Indemnified Matters."

     (d) By accepting the Offer, each Accepting Shareholder shall agree to assume the liability set forth in this Section 1.1 and to all the other provisions of this Annex, including the appointment of HitecVision as the Shareholder Representative as provided below. The acceptance of each Accepting Shareholder shall be incorporated in the acceptance form for the Offer.

     (e) The remedies provided in this Annex will exclude any other claim for damages or purchase price adjustment against the Accepting Shareholders available by law, contract or otherwise.

     (f) The Accepting Shareholders will have no liability hereunder unless NOI on or before the first anniversary of the Completion Date notifies the Shareholder Representative of an Indemnified Matter in writing, documenting the reasons therefor.

     (g) The liability of the Accepting Shareholders pursuant to this Annex 1 shall be joint and on a pro-rata basis. Each Accepting Shareholder's liability shall be limited to the shares of NOI at any time deposited into escrow pursuant to Section 1.3 below in respect of the Shares of such Accepting Shareholder.

     (h) The liability of the Accepting Shareholders according to this Section
1.1 shall only apply to (i) individual Indemnified Matters in which the amount involved is at least NOK 100.000 and (ii) to the extent that the aggregate Liability for all claims for Indemnified Matters of at least NOK 100.000 exceed NOK 8.000.000 (in each case only taking into account that part of the Indemnified Matters not covered by insurance) in which event the Accepting Shareholders shall be responsible only for the amount in excess of NOK 8.000.000 up to a maximum, aggregate responsibility equal to the shares of NOI placed in escrow. Furthermore, the Accepting Shareholders shall only be liable to the extent the Indemnified Matters would not have been covered by insurance based on the insurance policies maintained by Hitec as of the Completion Date (provided such policies, if necessary to provide coverage, continue to be available to Hitec after the Completion Date at substantially equivalent cost)

     (i) NOI shall be obligated to limit (including collecting applicable amounts from others) and investigate the consequences of any Indemnified Matters to the extent reasonable without interference or injury to the business of the Drilling Group or other unreasonable effort or expense.

     1.2  Relation to other shareholders of Hitec; extent of indemnification

     (a) Following the Offer, NOI will be obligated to make an offer in cash to the Shareholders of Hitec which have not accepted the Offer (the "Mandatory Offer"). The Mandatory Offer may, in accordance with relevant provisions of Norwegian law, be lower than the Offer, in order to take into account the fact that the Accepting Shareholders have accepted to place 10% of their Consideration Shares in escrow according to this Annex 1. The amount of the reduction will be determined by NOI promptly following the Completion Date. NOI may also determine to also offer the Shareholders in the Mandatory Offer shares which will be placed in the Escrow Account on the terms and conditions set forth in this Annex 1.

     (b) As a consequence of (a) above, with respect to each Indemnified Matter, the indemnification obtained by NOI from the Accepting Shareholders through the Escrow Account shall only amount to such part of the Indemnified Matter which corresponds to such part of 800,000 NOI shares which is placed in escrow according to this Annex 2.

     (c) If a claim is made by NOI according to Section 1.3(a) before it has been resolved how many NOI shares which will be placed in the Escrow Account under the Mandatory Offer, any payments under the claim shall not be made until this has been resolved.

     1.3  Establishment of Escrow Account.

     (a) As security for the obligations of the Accepting Shareholders under
Section 1.1 of this Annex 1, NOI shall place in escrow (the "Escrow Account") with Den norske Bank ASA or other institution mutually agreed upon by NOI and Hitec (the "Escrow Agent") ten percent (10%) of the shares of NOI (including fractional shares) otherwise deliverable to each Accepting Shareholder (the "Escrow Shares"). The Escrow Shares shall be issued by NOI together with and simultaneously with the other Consideration Shares. The Escrow Shares shall be issued in the name of the Escrow Agent who will hold the Escrow Shares in trust for the Accepting Shareholders. Prior to the Offer Date, the instruction letter to the Escrow Agent shall be executed by both NOI and the Shareholder Representative and accepted by the Escrow Agent. Each Accepting Shareholder shall, when accepting the Offer, agree in writing (1) that HitecVision may act on behalf of such Accepting Shareholder (in such capacity, the "Shareholder Representative") in respect of liability under this Annex 1 and all issues relating to the Escrow Shares (2) to accept that any agreement between NOI and the Shareholder Representative, or any arbitral award or other judgment rendered concerning any claim shall be final and binding on each Accepting Shareholder and (3) to approve any payment to NOI made by the Escrow Agent in accordance with this Annex 1.

     (b) With the exception of the limitations contained in this Annex 1, all rights with respect to the Escrow Shares shall vest with the Accepting Shareholders. In the event any dividend is declared or a distribution is made with respect to the Escrow Shares, such amounts shall be paid to the Accepting Shareholders without deductions based on any claims under this Annex (except that any shares of common stock of NOI issued in respect of any stock split or stock dividend shall be held by the Escrow Agent as Escrow Shares). In the event of any merger, consolidation or share exchange involving NOI in which shares of common stock of NOI are converted into cash, shares or other property, such cash, shares or other property shall be retained by the Escrow Agent and shall be deemed Escrow Shares hereunder.

     1.4 Method of Asserting Claims, Etc. All claims under Section 1.1 shall be asserted and resolved as follows:

          (a) Claims by NOI.

             (i) Third Party Claims. If any claim or demand for which the Accepting Shareholders would be liable to NOI hereunder is asserted or sought to be collected by a third party, NOI shall promptly notify Shareholder Representative of such claim or demand, specifying the nature of such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim or demand) (the "Claim Notice"). The Shareholder Representative shall have twenty (20) days from its receipt of the Claim Notice (the "Notice Period") to notify NOI, as appropriate, (A) whether or not the Shareholder Representative disputes the liability of the Accepting Shareholders with respect to such claim or demand, and (B) if such liability is not disputed, whether or not the Shareholder Representative on behalf of the Accepting Shareholders desires, at their sole cost and expense, to defend NOI against such claim or demand; provided, however, that NOI is hereby authorized, but not obligated, prior to and during the Notice Period to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests. NOI shall furnish the Shareholder Representative with all reasonable information (including access to relevant records and appropriate personnel) adequate for the Shareholder Representative to evaluate any claim or demand hereunder.

             If the Shareholder Representative notifies NOI within the Notice Period that the liability of the Accepting Shareholders with respect to such claim is not disputed and that the Shareholder Representative on behalf of the Accepting Shareholders desires to defend against such claim or demand, the Shareholder Representative shall have the right to defend by appropriate proceedings, which proceedings shall be promptly settled or prosecuted to a final conclusion in such a manner as to avoid any risk of NOI becoming subject to liability for any other matter. If NOI desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense. If, in the reasonable opinion of NOI, any such claim involves an issue or matter that could have a material adverse effect on the business, operations, properties, assets or prospects of NOI, NOI shall have the right to control the defense or settlement of any such claim and any judgment or settlement with respect to such claim shall be included as part of the indemnification obligations of the Accepting Shareholders. If NOI should elect to exercise such right, the Shareholder Representative shall have the right to participate in, but not control, the defense or settlement of such claim at its sole cost and expense.

             If the Shareholder Representative notifies NOI during the Notice Period that it disputes the liability of the Accepting Shareholders to NOI hereunder with respect to any such claim or demand or that it elects not to defend NOI against the claim or demand, NOI may file any motion, answer or other pleading that it shall deem necessary or appropriate with respect to the matter giving rise to the liability and shall be entitled to submit any question of the Accepting Shareholders' liability to arbitration as provided in Section 1.5. If the Shareholder Representative does not notify NOI during the Notice Period that it disputes the liability of the Accepting Shareholders with respect to such claim or demand, then the amount of any such claim or demand, or, if the same be contested by NOI (although NOI shall have no obligation to contest any such claim or demand), then that portion thereof as to which such defense is unsuccessful, shall be conclusively deemed to be a liability of the Accepting Shareholders hereunder.

             If NOI controls the defense or settlement of any claim, NOI shall not, without the prior written consent of the Shareholder Representative, which shall not be unreasonably withheld, settle the claim if such settlement will require payment from the Escrow Account. If the Shareholder Representative elects to control the defense of any claim, (A) NOI shall cooperate with the Shareholder Representative in such defense, including preserving and making available relevant records and making appropriate personnel reasonably available for such defense, and (B) the Shareholder Representative shall not, without the prior written consent of NOI, which shall not be unreasonably withheld, consent to the entry of any judgment or enter into any settlement that requires any action other than the payment of money which the Accepting Shareholders will pay from the Escrow Account as provided herein.

             (ii) Direct Claims. If NOI should have a claim against the Accepting Shareholders hereunder that does not involve a claim or demand being asserted against or sought to be collected from it by a third party, NOI shall send a Claim Notice with respect to such claim to the Shareholder Representative promptly after NOI acquires knowledge which is sufficient for it to conclude that such claim will be asserted. If the Shareholder Representative does not notify NOI within the Notice Period that the Shareholder Representative disputes the liability of the Accepting Shareholders with respect to such claim, the amount of such claim shall be conclusively deemed a liability of the Accepting Shareholders hereunder. NOI shall furnish the Shareholder Representative with all reasonable information (including access to records and personnel) adequate for the Shareholder Representative to evaluate any claim or demand hereunder on behalf of the Accepting Shareholders.

             If the Shareholders Representative within the Notice Period notifies NOI that it disputes the liability of the Accepting Shareholders with respect to such claim, or disputes the amount of such claim, the Shareholders Representative and NOI shall meet without undue delay to review the merits of the claim. Following such meeting, the undisputed amount, if any, of a claim shall be settled according to
        Section 1.5. The disputed amount, if any, shall on the request of either of the Shareholders Representative and NOI, be referred to arbitration in accordance with Section 1.6.

     (b) Notice to Escrow Agent. NOI shall deliver to the Escrow Agent a copy of each Claim Notice NOI sends to the Shareholder Representative.

     (c) Time Period. NOI shall have the right to make claims for indemnification up until one year following the Completion Date, always following the procedures of Section 1.1(d).

     1.5 Payment. If the Accepting Shareholders are required to make any payment under the provisions of this Annex 1, by reason of either (a) acceptance by the Shareholder Representative of a claim by NOI or by reason of resolution of the dispute in accordance with Section 1.5 or (b) expenses incurred by the Shareholder Representative in defending a third-party claim, NOI may, in the case of clause (a), and shall at the request of the Shareholder Representative in the case of clause (b), instruct the Escrow Agent to sell Escrow Shares to raise sufficient proceeds in order to pay to NOI the amount so accepted or determined less any amount previously paid in respect to the claim or to pay to the Shareholder Representative the amount of such expenses. Shares shall be sold on the New York Stock Exchange or other principal market on which shares of NOI are traded. The proceeds shall promptly be paid to NOI or other party entitled thereto. Alternatively, NOI may instruct the Escrow Agent to deliver Escrow Shares to NOI having an aggregate value equal to such amount based on the closing price of NOI on the New York Stock Exchange or other principal market on which shares of NOI are traded on the day such direction is given.

     1.6 Arbitration. Any disagreement, difference or dispute between NOI and the Shareholder Representative relating in any way to this Annex and the rights or obligations hereunder shall be settled by arbitration, held in Oslo and in the English language in accordance with Chapter 32 of the Norwegian Civil Procedure Act 1915 ("tvistemalsloven"). The arbitration shall be held before a panel of three arbitrators, one of whom shall be chosen by NOI, one of whom shall be chosen by the Shareholder Representative and one of whom (who shall be the chairman of the panel) by the first two arbitrators so selected. In the event of any failure by a party to appoint its arbitrator within thirty days after the request for arbitration if first given, or the failure by the first two arbitrators to appoint the third arbitrator within thirty days after the appointment of the last of the first two arbitrators to be appointed, such arbitrator or arbitrators shall at the request of either party be appointed by the Oslo City Court. NOI or the Shareholder Representative may seek judgment upon any award in any court having jurisdiction or an application may be made to such court for the judicial acceptance of the award and for an order of enforcement.

     Notwithstanding the above, NOI or the Shareholder Representative may bring an action in any court of competent jurisdiction (i) for provisional relief pending the outcome of arbitration, including, without limitation, provisional injunctive relief or pre-judgment attachment or sequestration of assets; (ii) to compel arbitration or enforce any arbitral award. For purposes of any proceeding authorized by this Section 1.6, NOI and the Shareholder Representative hereby consent to the non-exclusive jurisdiction of the courts of Oslo, Norway.

     1.7 Distribution of Escrow. As soon as practicable after the expiration of the year after the Completion Date, the Escrow Shares remaining on the Escrow Account shall be transferred to the Accepting Shareholders. If, however, at such date any claims under Section 1.4 are pending, the Shareholders Representative and NOI shall promptly agree on the maximum amount of the pending claim. If the value of the remaining Escrow Shares exceeds the agreed maximum amount of the pending claim, the Escrow Shares reflecting such excess value shall promptly be transferred to the Accepting Shareholders. For the purposes of this Section 1.6, the value of the remaining Escrow Shares shall be determined based on the closing share price of NOI on the New York Stock Exchange on the last trading day prior to the expiration of one year from the Completion Date.

     As soon as practicable, and in any event a day not later than 10 business days after all pending claims are resolved and the amount, if any, payable to NOI in respect thereof is distributed, the Escrow Agent shall transfer the remaining Escrow Shares to the Accepting Shareholders.

     In any case, if neither NOI nor the Sellers Representative has initiated arbitration proceedings in accordance with Section 1.6 above before the expiration of three months after the first anniversary of the Completion, the remaining Escrow Shares shall be transferred to the Accepting Shareholders.

     Escrow Shares shall be registered in the same manner as other shares of NOI delivered to the Accepting Shareholder at Completion. No fractional share of NOI shall be delivered. In lieu thereof, NOI shall deliver to the Escrow Agent in exchange for the fractional interests, cash (in NOK at the prevailing exchange rate) in an amount equal to the value of such fractional interests based on the closing price of the NOI common shares on the principal market on which such shares are traded on the fifth business day preceding the distribution of the Escrow Shares. The Escrow Agent shall deliver such cash to the Accepting Shareholders entitled thereto in lieu of any fractional share.

     1.8  Miscellaneous.

     (a) Pro Rata Allocation. All payments from the Escrow Account shall be borne by the Accepting Shareholders in proportion to the respective amounts deposited in the Escrow Account for each Accepting Shareholder.

     (b) Costs. All costs related to the establishment and operation of the Escrow Account shall be borne by NOI.

     (c) Amendments. The Shareholder Representative shall have the right to join with NOI in any amendment or modification of the provisions of this Annex 1 if the Shareholder Representative reasonably determines that it is in the best interests of the Accepting Shareholders to do so. Each Accepting Shareholder agrees to be bound by any such amendment or modification.

     (d) Parties in Interest. Following Completion, only NOI and the Accepting Shareholders and their respective successors and personal representatives or heirs shall have any interest in the Escrow Shares, and neither NOI nor the Escrow Agent shall be affected by any notice to the contrary.

     (e) No Transfer of Escrow Shares. Except as expressly set forth in this Annex, the Escrow Agent shall not sell, transfer or otherwise dispose of any of the Escrow Shares.